    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 26, 1998



                                                              FILE NO. 333-60149
                                                               FILE NO. 811-8108

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   FORM N-4/A



              REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 /X/
                             PRE-EFFECTIVE AMENDMENT NO. 1
                           POST-EFFECTIVE AMENDMENT NO.  / /
                                         AND/OR
                  REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY
                                    ACT OF 1940  /X/
                                  AMENDMENT NO. 8  /X/


                          PROTECTIVE VARIABLE ANNUITY
                                SEPARATE ACCOUNT

                           (Exact Name of Registrant)

                       PROTECTIVE LIFE INSURANCE COMPANY

                              (Name of Depositor)

                             2801 HIGHWAY 280 SOUTH
                           BIRMINGHAM, ALABAMA 35223

              (Address of Depositor's Principal Executive Offices)

       Depositor's Telephone Number, including Area Code: (205) 879-9230
                            ------------------------

                           STEVE M. CALLAWAY, Esquire
                       Protective Life Insurance Company
                             2801 Highway 280 South
                           Birmingham, Alabama, 35223

                    (Name and Address of Agent for Services)

                                    COPY TO:

                            STEPHEN E. ROTH, Esquire
                          Sutherland, Asbill & Brennan
                         1275 Pennsylvania Avenue, N.W.
                             Washington, D.C. 20004
                                 (202) 383-0158

                            ------------------------

    APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING: As soon as practicable after the effective date of the registration statement.

                            ------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(a), SHALL DETERMINE.

         TITLE OF SECURITIES BEING REGISTERED: INTERESTS IN A SEPARATE
               ACCOUNT ISSUED THROUGH VARIABLE ANNUITY CONTRACTS.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                             CROSS REFERENCE SHEET
                      PURSUANT TO RULES 481(A) AND 495(A)

    Showing Location in Part A (Prospectus) and Part B (Statement of Additional Information) of Registration Statement of Information Required by Form N-4.


ITEM OF FORM N-4                                                                   PROSPECTUS CAPTION
----------------------------------------------------------------  -----------------------------------------------------
                                                        PART A

       1.  Cover Page...........................................  Cover Page

       2.  Definitions..........................................  Definitions

       3.  Synopsis.............................................  Expense Tables; Summary

       4.  Condensed Financial Information......................  Condensed Financial Information; Yields and Total
                                                                    Returns

       5.  General Description of Registrant, Depositor and       The Company, Variable Account and Funds
             Portfolio Companies................................

           a. Depositor.........................................  The Company, Variable Account and Funds-- Protective
                                                                    Life Insurance Company
           b. Registrant........................................  The Company, Variable Account and Funds-- The
                                                                    Protective Variable Annuity Separate Account
           c. Portfolio Company.................................  The Company, Variable Account and Funds-- The Funds
           d. Fund Prospectus...................................  The Company, Variable Account and Funds-- The Funds
           e. Voting Rights.....................................  Voting Rights
           f. Administrators....................................  The Company, Variable Account and Funds--

       6.  Deductions and Expenses..............................  Charges and Deductions

           a. General...........................................  Charges and Deductions
           b. Sales Load %......................................  Charges and Deductions
           c. Special Purchase Plan.............................  Charges and Deductions
           d. Commissions.......................................  Distribution of Contracts
           e. Fund Expenses.....................................  Charges and Deductions--Fund Expenses
           f.  Expenses--Registrant.............................  Charges and Deductions--Administration Charges

       7.  General Description of Variable Annuity Contracts....  The Company, Variable Account and Funds

              (i) Allocation of Purchase Payments...............  Description of the Contract
           a. Purchase Payments.................................  Description of the Contract
             (ii) Transfers.....................................  Description of the Contract--Transfers; Purchase
                                                                    Payments
           b. Changes...........................................  The Company, Variable Account and Funds; General
                                                                    Matters
           c. Inquiries.........................................  Distribution of the Contracts

       8.  Annuity Options......................................  Annuitization

       9.  Death Benefit........................................  Death Benefit

      10.  Purchases and Contract Value.........................  Description of the Contract

           a. Purchases.........................................  Description of the Contract--Purchase Payments
           b. Valuation.........................................  Description of the Contract--Variable Account Value
           c. Daily Calculation.................................  Description of the Contract--Variable Account Value
           d. Underwriter.......................................  Distribution of Contracts

ITEM OF FORM N-4                                                                   PROSPECTUS CAPTION
----------------------------------------------------------------  -----------------------------------------------------
      11.  Redemptions..........................................  Description of the Contract

           a. --By Owners.......................................  Description of the Contract--Surrenders and Partial
                                                                    Surrenders; Purchase Payments
           --By Annuitant.......................................  Description of the Contract Annuitization Proceeds on
                                                                    Annuity Commencement Date; Annuity Options
           b. Delay in Payment..................................  Description of the Contract--Suspension or Delay in
                                                                    Payments
           c. Lapse.............................................  N/A
           d. Free Look Period..................................  Description of the Contract--Free Look Period

      12.  Taxes................................................  Federal Tax Matters

      13.  Legal Proceedings....................................  Legal Proceedings

APPENDIX

      14.  Table of Contents in the Statement of Additional       Statements of Additional Information Table of
             Information........................................    Contents

                                                        PART B

      15.  Cover Page...........................................  Cover Page

      16.  Table of Contents....................................  Statement of Additional Information Table of Contents

      17.  General Information and History......................  See Prospectus--The Company, Variable Account and
                                                                    Funds

      18.  Services

           a. Fees and Expenses of Registrant...................  N/A
           b. Management Contract...............................  See Prospectus--The Company, Variable Account and
                                                                    Funds
           c. Custodian and Independent Public Accountant.......  Safekeeping of Account Assets; Experts
           d. Assets of Registrants.............................  Safekeeping of Accounts Assets
           e. Affiliated Persons................................  N/A
           f. Principal Underwriter.............................  See Prospectus--Distribution of Contracts

      19.  Purchase of Securities Being Offered.................  See Prospectus--Distribution of Contracts

      20.  Underwriter..........................................  See Prospectus--Distribution of Contracts

      21.  Calculation of Performance Data......................  Calculation of Yields and Total Returns

      22.  Annuity Options......................................  See Prospectus--Annuity Options

      23.  Financial Statements.................................  Financial Statements

                                     PART A
                  INFORMATION REQUIRED TO BE IN THE PROSPECTUS

                                  ELEMENTS-SM-
                          A FLEXIBLE PREMIUM DEFERRED
                      VARIABLE AND FIXED ANNUITY CONTRACT
                                   issued by


                       Protective Life Insurance Company
                             2801 Highway 280 South
                           Birmingham, Alabama 35223
                           Telephone: 1-800-866-3555


    This Prospectus describes interests in Elements, a group and individual flexible premium deferred variable and fixed annuity contract (the "Contract") offered by Protective Life Insurance Company ("Protective Life"). The Contract is designed for investors who desire to accumulate capital on a tax deferred basis for retirement or other long term investment purpose. It may be purchased on a non-qualified basis. The Contract may also be sold for use with retirement plans receiving special federal income tax treatment under the Internal Revenue Code such as pension and profit sharing plans (including H.R. 10 Plans), tax sheltered annuity plans, individual retirement accounts, and individual retirement annuities.


    Purchase Payments and associated Credits will be allocated, as designated by the Owner(s), to one or more of the Sub-Accounts of the Protective Variable Annuity Separate Account (the "Variable Account"), or the Guaranteed Account or both. The assets of each Sub-Account will be invested solely in a corresponding investment portfolio (each, a "Fund") of Protective Investment Company, Oppenheimer Variable Account Funds, MFS-Registered Trademark- Variable Insurance Trust, Calvert Variable Series, Inc., and Van Eck Worldwide Insurance Trust.


The Funds are:



Protective Investment Company   Oppenheimer Variable Account    MFS Variable Insurance Trust    Calvert Variable Series, Inc.
INTERNATIONAL EQUITY FUND       Funds                           NEW DISCOVERY SERIES            SOCIAL SMALL CAP GROWTH
SMALL CAP VALUE FUND            AGGRESSIVE GROWTH FUND          EMERGING GROWTH SERIES          PORTFOLIO
CAPITAL GROWTH FUND             GLOBAL SECURITIES FUND          RESEARCH SERIES                 SOCIAL BALANCED PORTFOLIO
CORE U.S. EQUITY FUND           GROWTH FUND                     GROWTH WITH INCOME SERIES
GROWTH AND INCOME FUND          GROWTH & INCOME FUND            UTILITIES SERIES                Van Eck Worldwide
GLOBAL INCOME FUND              HIGH INCOME FUND                TOTAL RETURN SERIES             Insurance Trust
MONEY MARKET FUND               STRATEGIC BOND FUND                                             WORLDWIDE HARD ASSETS FUND
                                                                                                WORLDWIDE REAL ESTATE FUND



    The Contract Value, except for the Guaranteed Account Value, will vary according to the investment performance of the Funds in which the selected Sub-Accounts are invested. The Owner(s) bear the investment risk on amounts allocated to the Variable Account.


    This Prospectus sets forth basic information about the Contract and the Variable Account that a prospective investor should know before investing. Additional information about the Contract and the Variable Account is contained in the Statement of Additional Information, which has been filed with the Securities and Exchange Commission. The Statement of Additional Information is dated the same date as this Prospectus and is incorporated herein by reference. The Table of Contents for the Statement of Additional Information is on the last page of this Prospectus. You may obtain a copy of the Statement of Additional Information free of charge by writing or calling Protective Life at the address or telephone number shown above.

    PLEASE READ THIS PROSPECTUS CAREFULLY. INVESTORS SHOULD KEEP A COPY FOR FUTURE REFERENCE. THIS PROSPECTUS MUST BE ACCOMPANIED BY A CURRENT PROSPECTUS FOR EACH OF THE FUNDS.

AN INVESTMENT IN THE CONTRACT IS NOT A DEPOSIT OR OBLIGATION OF, OR GUARANTEED OR ENDORSED BY, ANY BANK, NOR IS THE CONTRACT FEDERALLY INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY. AN INVESTMENT IN THE CONTRACT INVOLVES CERTAIN RISKS, INCLUDING THE LOSS OF PURCHASE PAYMENTS (PRINCIPAL).

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION PASSED UPON
  THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE
       CONTRARY IS A                                 CRIMINAL OFFENSE.


                THE DATE OF THIS PROSPECTUS IS NOVEMBER 1, 1998

                               TABLE OF CONTENTS


                                                                                                                PAGE
                                                                                                                -----
DEFINITIONS................................................................................................           3
EXPENSE TABLES.............................................................................................           4
  Examples.................................................................................................           9
SUMMARY....................................................................................................          12
  The Contract.............................................................................................          12
  Federal Tax Status.......................................................................................          13
CONDENSED FINANCIAL INFORMATION............................................................................          14
THE COMPANY, VARIABLE ACCOUNT AND FUNDS....................................................................          17
  Protective Life Insurance Company........................................................................          17
  Protective Variable Annuity Separate Account.............................................................          17
  Administration...........................................................................................          17
  The Funds................................................................................................          18
  PIC Funds................................................................................................          18
  MFS Funds................................................................................................          19
  Oppenheimer Funds........................................................................................          19
  Calvert Funds............................................................................................          19
  Van Eck Funds............................................................................................          20
  Other Investors in the Funds.............................................................................          20
  Addition, Deletion or Substitution of Investments........................................................          21
DESCRIPTION OF THE CONTRACT................................................................................          22
  Parties to the Contract..................................................................................          22
  Issuance of a Contract...................................................................................          22
  Purchase Payments........................................................................................          23
  Purchase Payment Credits.................................................................................          23
  Credit Percentages.......................................................................................          24
  Free Look Period.........................................................................................          24
  Allocation of Purchase Payments..........................................................................          24
  Variable Account Value...................................................................................          24
  Transfers................................................................................................          26
  Surrenders and Partial Surrenders........................................................................          27
THE GUARANTEED ACCOUNT.....................................................................................          29
DEATH BENEFIT..............................................................................................          30
  Standard Death Benefit...................................................................................          30
  Optional Benefit Packages................................................................................          31
SUSPENSION OR DELAY IN PAYMENTS............................................................................          32
CHARGES AND DEDUCTIONS.....................................................................................          32
  Surrender Charge (Contingent Deferred Sales Charge)......................................................          32
  Mortality and Expense Risk Charge........................................................................          34
  Administration Charges...................................................................................          34
  Transfer Fee.............................................................................................          34
  Contract Maintenance Fee.................................................................................          34
  Fund Expenses............................................................................................          35
  Premium Taxes............................................................................................          35
  Other Taxes..............................................................................................          35

                                                                                                                PAGE
                                                                                                                -----
ANNUITIZATION..............................................................................................          35
  Annuity Commencement Date................................................................................          35
  Fixed Income Payments....................................................................................          35
  Variable Income Payments.................................................................................          35
  Annuity Options..........................................................................................          37
  Minimum Amounts..........................................................................................          37
  Death of Annuitant or Owner After Annuity Commencement Date..............................................          37
YIELDS AND TOTAL RETURNS...................................................................................          37
FEDERAL TAX MATTERS........................................................................................          40
  Introduction.............................................................................................          40
  The Company's Tax Status.................................................................................          40
TAXATION OF ANNUITIES IN GENERAL...........................................................................          40
  Tax Deferral During Accumulation Period..................................................................          40
  Taxation of Partial and Full Surrenders..................................................................          41
  Taxation of Annuity Payments.............................................................................          42
  Taxation of Death Benefit Proceeds.......................................................................          42
  Assignments, Pledges, and Gratuitous Transfers...........................................................          43
  Penalty Tax on Premature Distributions...................................................................          43
  Aggregation of Contracts.................................................................................          43
  Loss of Interest Deduction Where Contract Is Held By or For the Benefit of Certain Non-Natural Persons...          44
QUALIFIED RETIREMENT PLANS.................................................................................          44
  In General...............................................................................................          44
  Direct Rollovers.........................................................................................          47
FEDERAL INCOME TAX WITHHOLDING.............................................................................          48
GENERAL MATTERS............................................................................................          48
  The Contract.............................................................................................          48
  Error in Age or Gender...................................................................................          48
  Incontestability.........................................................................................          48
  Non-Participation........................................................................................          48
  Assignment...............................................................................................          48
  Notice...................................................................................................          49
  Modification.............................................................................................          49
  Reports..................................................................................................          49
  Settlement...............................................................................................          49
  Receipt of Payment.......................................................................................          49
  Protection of Proceeds...................................................................................          49
  Minimum Values...........................................................................................          49
  Application of Law.......................................................................................          49
  No Default...............................................................................................          49
DISTRIBUTION OF THE CONTRACTS..............................................................................          50
  Inquiries................................................................................................          50
PREPARATION FOR YEAR 2000..................................................................................          50
LEGAL PROCEEDINGS..........................................................................................          50
VOTING RIGHTS..............................................................................................          51
FINANCIAL STATEMENTS.......................................................................................          51
STATEMENT OF ADDITIONAL INFORMATION TABLE OF CONTENTS......................................................          52

                                  DEFINITIONS

    "We", "us", "our", "Protective Life", and "Company" refer to Protective Life Insurance Company. "You" and "your" refer to the person(s) who has been issued a Contract.

    ACCUMULATION UNIT: A unit of measure used to calculate the value of a Sub-Account prior to the Annuity Commencement Date.

    ALLOCATION OPTION: Any account to which Purchase Payments may be allocated or Contract Value transferred under this Contract.

    ANNUITY COMMENCEMENT DATE: The date as of which the Contract Value, less applicable premium tax, is applied to an Annuity Option.

    ANNUITY OPTION: The payout option pursuant to which the Company makes annuity income payments.

    ANNUITY UNIT: A unit of measure used to calculate the amount of the variable income payments.

    ASSUMED INVESTMENT RETURN: The assumed annual rate of return used to calculate the amount of the variable income payments.

    CONTRACT ANNIVERSARY: The same month and day as the Effective Date in each subsequent year of the Contract.

    CONTRACT VALUE: Prior to the Annuity Commencement Date, the sum of the Variable Account value and the Guaranteed Account value.

    CONTRACT YEAR: Any period of 12 months commencing with the Effective Date or any Contract Anniversary.

    CREDIT: An amount added to the Contract Value at the time a Purchase Payment is accepted by the Company.


    DCA:  Dollar cost averaging.


    DCA FIXED ACCOUNTS: The DCA Fixed Accounts are part of the Company's general account and are not part of or dependent upon the investment performance of the Variable Account.

    EFFECTIVE DATE: The date as of which the initial Purchase Payment is credited to the Contract and the date the Contract takes effect.

    FIXED ACCOUNT: The Fixed Account is part of the Company's general account and is not part of or dependent upon the investment performance of the Variable Account.

    FUND: Any investment portfolio in which a corresponding Sub-Account invests.

    GUARANTEED ACCOUNT: The Fixed Account, DCA Fixed Accounts, and any other Allocation Option we may offer with interest rate guarantees.

    PURCHASE PAYMENT: The amount(s) paid by the Owner and accepted by the Company as consideration for this Contract.

    QUALIFIED CONTRACTS: Contracts issued in connection with retirement plans that receive favorable tax treatment under Sections 401, 403, 408, 408A or 457 of the Internal Revenue Code.

    SUB-ACCOUNT:  A separate division of the Variable Account.

    SURRENDER VALUE: The amount available for a full surrender. It is equal to the Contract Value minus any applicable surrender charge, contract maintenance fee and premium tax.

    VALUATION DAY: Each day on which the New York Stock Exchange is open for business.

    VALUATION PERIOD: The period which begins at the close of regular trading on the New York Stock Exchange on any Valuation Day and ends at the close of regular trading on the next Valuation Day.

    VARIABLE ACCOUNT: The Protective Variable Annuity Separate Account, a separate investment account of Protective Life.

    WRITTEN NOTICE: A notice or request submitted in writing in a form satisfactory to the Company that is received at the administrative office.

                                 EXPENSE TABLES

    The following expense information assumes that the entire Contract Value is Variable Account Value.


OWNER TRANSACTION EXPENSES
Sales Charge Imposed on Purchase Payments.........                                               None
Maximum Surrender Charge Imposed on Amount
  Surrendered (contingent deferred sales
  charge).........................................                                                8.5%*
Transfer Processing Fee...........................                                               None**
ANNUAL CONTRACT MAINTENANCE FEE...................                                          $      30***


                                                                                      WITH STANDARD  WITH OPTIONAL
                                                                                        BENEFITS       BENEFITS
                                                                                      -------------  -------------
ANNUAL ACCOUNT EXPENSES
  (as a percentage of net assets)
Mortality and Expense Risk Charge...................................................        1.25%          1.40%
Administration Charge...............................................................        0.15%          0.15%
Total Account Expenses..............................................................        1.40%          1.55%
ANNUAL FUND EXPENSES................................................................
  (as percentage of average net assets)

PIC FUNDS(1)

                                                                                                     INTERNATIONAL
                                                                                                      EQUITY FUND
                                                                                                  -------------------
Management (Advisory) Fees......................................................................            1.10%
Other Expenses After Reimbursement..............................................................            0.00%
Total Annual Fund Expenses......................................................................            1.10%
  (after reimbursements)

                                                                                                    SMALL CAP VALUE
                                                                                                         FUND
                                                                                                  -------------------
Management (Advisory) Fees......................................................................            0.80%
Other Expenses After Reimbursement..............................................................            0.00%
Total Annual Fund Expenses......................................................................            0.80%
  (after reimbursements)

                                                                                                  CAPITAL GROWTH FUND
                                                                                                  -------------------
Management (Advisory) Fees......................................................................            0.80%
Other Expenses After Reimbursement..............................................................            0.00%
Total Annual Fund Expenses......................................................................            0.80%
  (after reimbursements)

                                                                                                   CORE U.S. EQUITY
                                                                                                         FUND
                                                                                                  -------------------
Management (Advisory) Fees......................................................................            0.80%
Other Expenses After Reimbursement..............................................................            0.00%
Total Annual Fund Expenses......................................................................            0.80%
  (after reimbursements)

------------------------


* The cumulative surrender charges assessed will never exceed 8.5% of the total Purchase Payments accepted by us under this Contract. (See "Charges and Deductions".)



** Protective Life reserves the right to charge a Transfer Fee in the future. (See "Charges and Deductions".)



*** The contract maintenance fee may not apply. (See "Charges and Deductions".)

                                                                                                    GROWTH & INCOME
                                                                                                         FUND
                                                                                                  -------------------
Management (Advisory) Fees......................................................................            0.80%
Other Expenses After Reimbursement..............................................................            0.00%
Total Annual Fund Expenses......................................................................            0.80%
  (after reimbursements)

                                                                                                  GLOBAL INCOME FUND
                                                                                                  -------------------
Management (Advisory) Fees......................................................................            1.10%
Other Expenses After Reimbursement..............................................................            0.00%
Total Annual Fund Expenses......................................................................            1.10%
  (after reimbursements)


                                                                                                   MONEY MARKET FUND
                                                                                                  -------------------
Management (Advisory) Fees......................................................................            0.60%
Other Expenses After Reimbursement..............................................................            0.00%
Total Annual Fund Expenses......................................................................            0.60%
  (after reimbursements)

MFS INVESTMENT MANAGEMENT-REGISTERED TRADEMARK- (MFS) FUNDS(2)


                                                                                                     NEW DISCOVERY
                                                                                                        SERIES
                                                                                                  -------------------
Management (Advisory) Fees......................................................................            0.90%
Other Expenses After Reimbursement(3)...........................................................            0.25%
Total Annual Fund Expenses......................................................................            1.15%
  (after reimbursements)


                                                                                                    EMERGING GROWTH
                                                                                                        SERIES
                                                                                                  -------------------
Management (Advisory) Fees......................................................................            0.75%
Other Expenses After Reimbursement(3)...........................................................            0.12%
Total Annual Fund Expenses......................................................................            0.87%
  (after reimbursements)


                                                                                                    RESEARCH SERIES
                                                                                                  -------------------
Management (Advisory) Fees......................................................................            0.75%
Other Expenses After Reimbursement(3)...........................................................            0.13%
Total Annual Fund Expenses......................................................................            0.88%
  (after reimbursements)

                                                                                                  GROWTH WITH INCOME
                                                                                                        SERIES
                                                                                                  -------------------
Management (Advisory) Fees......................................................................            0.75%
Other Expenses After Reimbursement(3)...........................................................            0.25%
Total Annual Fund Expenses......................................................................            1.00%
  (after reimbursements)

                                                                                                   UTILITIES SERIES
                                                                                                  -------------------
Management (Advisory) Fees......................................................................            0.75%
Other Expenses After Reimbursement(3)...........................................................            0.25%
Total Annual Fund Expenses......................................................................            1.00%
  (after reimbursements)

                                                                                                  TOTAL RETURN SERIES
                                                                                                  -------------------
Management (Advisory) Fees......................................................................            0.75%
Other Expenses After Reimbursement(3)...........................................................            0.25%
Total Annual Fund Expenses......................................................................            1.00%
  (after reimbursements)

OPPENHEIMERFUNDS

                                                                                                   AGGRESSIVE GROWTH
                                                                                                         FUND
                                                                                                  -------------------
Management (Advisory) Fees......................................................................            0.71%
Other Expenses..................................................................................            0.02%
Total Annual Fund Expenses......................................................................            0.73%

                                                                                                   GLOBAL SECURITIES
                                                                                                         FUND
                                                                                                  -------------------
Management (Advisory) Fees......................................................................            0.70%
Other Expenses..................................................................................            0.06%
Total Annual Fund Expenses......................................................................            0.76%

                                                                                                      GROWTH FUND
                                                                                                  -------------------
Management (Advisory) Fees......................................................................            0.73%
Other Expenses..................................................................................            0.02%
Total Annual Fund Expenses......................................................................            0.75%

                                                                                                    GROWTH & INCOME
                                                                                                         FUND
                                                                                                  -------------------
Management (Advisory) Fees......................................................................            0.75%
Other Expenses..................................................................................            0.08%
Total Annual Fund Expenses......................................................................            0.83%

                                                                                                   HIGH INCOME FUND
                                                                                                  -------------------
Management (Advisory) Fees......................................................................            0.75%
Other Expenses..................................................................................            0.07%
Total Annual Fund Expenses......................................................................            0.82%

                                                                                                  STRATEGIC BOND FUND
                                                                                                  -------------------
Management (Advisory) Fees......................................................................            0.75%
Other Expenses..................................................................................            0.08%
Total Annual Fund Expenses......................................................................            0.83%

CALVERT FUNDS(4)

                                                                                                   SOCIAL SMALL CAP
                                                                                                   GROWTH PORTFOLIO
                                                                                                  -------------------
Management (Advisory) Fees......................................................................            1.00%
Other Expenses After Reimbursement..............................................................            0.20%
Total Annual Fund Expenses......................................................................            1.20%
  (after reimbursements)


                                                                                                    SOCIAL BALANCED
                                                                                                       PORTFOLIO
                                                                                                  -------------------
Management (Advisory) Fees......................................................................            0.69%
Other Expenses After Reimbursement..............................................................            0.12%
Total Annual Fund Expenses......................................................................            0.81%
  (after reimbursements)

VAN ECK FUNDS(5)



                                                                                                    WORLDWIDE HARD
                                                                                                      ASSETS FUND
                                                                                                  -------------------
Management (Advisory) Fees......................................................................            1.00%
Other Expenses..................................................................................            0.17%
Total Annual Fund Expenses......................................................................            1.17%


                                                                                                    WORLDWIDE REAL
                                                                                                      ESTATE FUND
                                                                                                  -------------------
Management (Advisory) Fees......................................................................            0.00%
Other Expenses..................................................................................            0.00%
Total Annual Fund Expenses......................................................................            0.00%

------------------------


(1) The annual expenses listed for all of the PIC Funds are net of certain reimbursements by PIC's investment manager. (See "The Funds".) Absent the reimbursements, total expenses for the period ended December 31, 1997 were:
    Money Market Fund 1.42%, CORE U.S. Equity Fund 0.86%, Small Cap Value Fund 0.89%, International Equity Fund 1.37%, Growth and Income Fund 0.85%, Capital Growth Fund 0.97%, and Global Income Fund 1.32%. PIC's investment manager has voluntarily agreed to reimburse certain of each Fund's expenses in excess of its management fees. Although this reimbursement may be ended on 120 days notice to PIC, the investment manager has no present intention of doing so.


(2) The annual expenses for the MFS funds are net of certain adjustments made to reflect the effects of the 1.00% expense cap for the current and prior periods. Absent the adjustments, the Fund expenses for the period ending December 31, 1997 were: MFS Research Fund 0.88%, MFS Emerging Growth Fund 0.87%, MFS Growth with Income Fund 1.10%, and MFS Total Return Fund 1.02%.

(3) Each Series has an expense offset arrangement which reduces the Series' custodian based fee based on the amount of cash maintained by the Series with its custodian and dividend disbursing agent, and may enter into other such arrangements and directed brokerage arrangements (which would also have the effect of reducing the Series' expenses). Any such fee reductions are not reflected under "Other Expenses."

(4) The figures have been restated to reflect an increase in transfer agency expenses of 0.01% for each portfolio expected to be incurred in 1998. Management Fees includes for Calvert Social Balanced a performance adjustment, which depending on performance, could cause the fee to be as high as

    0.85% or as low as 0.55%. The Calvert Social Small Cap Growth expenses have been restated to reflect the lower advisory fee and administrative services fee. "Other Expenses" reflect an indirect fee. Net fund operating expenses after reductions for fees paid indirectly (again, restated) would be 0.78% for Calvert Social Balanced, and 0.89% for Calvert Social Small Cap Growth. Management Fees for Calvert Social Small Cap Growth include an administrative service fee of 0.10% paid to the Advisor's affiliate.


(5) The annual expenses listed for both of the Van Eck Funds are net of certain arrangements. The gross expense ratio for the Worldwide Hard Assets Fund for the year ended December 31, 1997 was 1.18% which reflects an expense offset arrangement that reduces the custodian based fee based on amounts left on deposit with the custodian. The gross annualized expense ratio for the Worldwide Real Estate Fund for the period June 23, 1997 (commencement of operations) through December 31, 1997 was 4.92%. Van Eck Associates Corp. (the "Adviser") agreed to assume all expenses, excluding brokerage commissions, and foreign tax and interest expenses, for the fiscal year of 1997. The Adviser also agreed to assume all expenses for the period January 1, 1998 through February 28, 1998, excluding brokerage commissions, and foreign tax and interest expenses. For the period March 1, 1998 through December 31, 1998 the Adviser agreed to assume expenses exceeding 1% of average daily net assets, excluding brokerage commissions, and foreign tax and interest expenses.


    The above tables are intended to assist the owner in understanding the costs and expenses that he or she will bear directly or indirectly. The tables reflect the expenses for the Account and reflect the investment management fees and other expenses and total expenses for each Fund for the period January 1, 1997 to December 31, 1997. For a more complete description of the various costs and expenses see "Charges and Deductions" and the prospectuses for each of the Funds, which accompany this prospectus. In addition to the expenses listed above, premium taxes currently varying from 0 to 3.5% may be applicable in certain states.

EXAMPLES


    An Owner would pay the following expenses on a $1,000 investment, assuming selection of the standard death benefit, a 5% annual return on assets and the addition of a 3% Purchase Payment Credit added to the $1,000 investment for purposes of determining asset-based expenses. These examples do not show the offsetting effect of the Credit on the illustrated expenses. If the Credit was included as an offset to the illustrated expenses, the illustrated expenses would be lower and, in some cases, the Credit would exceed the amount of the illustrated expenses. In this manner, higher Credit percentages would have the effect of further lowering the illustrated expenses.


    1.  If the Contract is surrendered at the end of the applicable time period:


SUB-ACCOUNT                                                            1 YEAR       3 YEARS      5 YEARS     10 YEARS
-------------------------------------------------------------------  -----------  -----------  -----------  -----------
PIC International Equity...........................................   $     107    $     166    $     213    $     300
PIC Small Cap Value................................................         104          158          199          269
PIC Capital Growth.................................................         104          158          199          269
PIC CORE U. S. Equity..............................................         104          158          199          269
PIC Growth & Income................................................         104          158          199          269
PIC Global Income..................................................         107          166          213          300
PIC Money Market...................................................         102          152          189          248
MFS New Discovery..................................................         107          168          216          305
MFS Emerging Growth................................................         105          161          204          280
MFS Research.......................................................         104          160          203          278
MFS Growth With Income.............................................         106          163          209          290
MFS Utilities......................................................         106          163          209          290
MFS Total Return...................................................         106          163          209          290
OppenheimerFunds Aggressive Growth.................................         103          156          195          262
OppenheimerFunds Global Securities.................................         103          156          197          265
OppenheimerFunds Growth............................................         103          156          196          264
OppenheimerFunds Growth & Income...................................         104          159          200          273
OppenheimerFunds High Income.......................................         104          158          200          271
OppenheimerFunds Strategic Bond....................................         104          159          200          273
Calvert Social Small Cap Growth....................................         108          169          218          310
Calvert Social Balanced............................................         104          258          199          270
Van Eck Worldwide Hard Assets......................................         107          168          217          307
Van Eck Worldwide Real Estate......................................          96          134          159          182


    2. If the Contract is not surrendered at the end of the applicable time period:

SUB-ACCOUNT                                                            1 YEAR       3 YEARS      5 YEARS     10 YEARS
-------------------------------------------------------------------  -----------  -----------  -----------  -----------
PIC International Equity...........................................   $      27    $      83    $     141    $     300
PIC Small Cap Value................................................          24           73          126          269
PIC Capital Growth.................................................          24           73          126          269
PIC CORE U. S. Equity..............................................          24           73          126          269
PIC Growth & Income................................................          24           73          126          269
PIC Global Income..................................................          27           83          141          300
PIC Money Market...................................................          22           67          115          248
MFS New Discovery..................................................          27           84          144          305
MFS Emerging Growth................................................          25           76          131          280
MFS Research.......................................................          25           76          130          278
MFS Growth With Income.............................................          26           80          136          290
MFS Utilities......................................................          26           80          136          290

SUB-ACCOUNT                                                            1 YEAR       3 YEARS      5 YEARS     10 YEARS
-------------------------------------------------------------------  -----------  -----------  -----------  -----------
MFS Total Return...................................................          26           80          136          290
OppenheimerFunds Aggressive Growth.................................          23           71          122          262
OppenheimerFunds Global Securities.................................          23           72          124          265
OppenheimerFunds Growth............................................          23           72          123          264
OppenheimerFunds Growth & Income...................................          24           74          127          273
OppenheimerFunds High Income.......................................          24           74          127          271
OppenheimerFunds Strategic Bond....................................          24           74          127          273
Calvert Social Small Cap Growth....................................          28           86          146          310
Calvert Social Balanced............................................          24           74          126          270
Van Eck Worldwide Hard Assets......................................          28           85          145          307
Van Eck Worldwide Real Estate......................................          16           48           83          182



    An Owner would pay the following expenses on a $1,000 investment, assuming selection of an optional benefit rider, a 5% annual return on assets and a 3% Purchase Payment Credit added to the $1,000 investment for purposes of determining asset-based expenses. These examples do not show the offsetting effect of the Credit on the illustrated expenses. If the Credit was included as an offset to the illustrated expenses, the illustrated expenses would be lower and, in some cases, the Credit would exceed the amount of the illustrated expenses. In this manner, higher Credit percentages would have the effect of further lowering the illustrated expenses.


    3.  If the Contract is surrendered at the end of the applicable time period:


SUB-ACCOUNT                                                            1 YEAR       3 YEARS      5 YEARS     10 YEARS
-------------------------------------------------------------------  -----------  -----------  -----------  -----------
PIC International Equity...........................................   $     108    $     171    $     221    $     315
PIC Small Cap Value................................................         105          162          206          285
PIC Capital Growth.................................................         105          162          206          285
PIC CORE U. S. Equity..............................................         105          162          206          285
PIC Growth & Income................................................         105          162          206          285
PIC Global Income..................................................         108          171          221          315
PIC Money Market...................................................         103          156          196          264
MFS New Discovery..................................................         109          172          223          320
MFS Emerging Growth................................................         106          165          211          295
MFS Research.......................................................         106          164          210          293
MFS Growth With Income.............................................         107          168          216          305
MFS Utilities......................................................         107          168          216          305
MFS Total Return...................................................         107          168          216          305
OppenheimerFunds Aggressive Growth.................................         104          160          203          278
OppenheimerFunds Global Securities.................................         105          161          204          281
OppenheimerFunds Growth............................................         105          161          204          280
OppenheimerFunds Growth & Income...................................         105          163          208          288
OppenheimerFunds High Income.......................................         105          163          207          287
OppenheimerFunds Strategic Bond....................................         105          163          208          288
Calvert Social Small Cap Growth....................................         109          173          225          325
Calvert Social Balanced............................................         105          162          207          286
Van Eck Worldwide Hard Assets......................................         109          173          224          322
Van Eck Worldwide Real Estate......................................          97          139          167          199

    4. If the Contract is not surrendered at the end of the applicable time period:


SUB-ACCOUNT                                                            1 YEAR       3 YEARS      5 YEARS     10 YEARS
-------------------------------------------------------------------  -----------  -----------  -----------  -----------
PIC International Equity...........................................   $      28    $      87    $     149    $     315
PIC Small Cap Value................................................          25           78          133          285
PIC Capital Growth.................................................          25           78          133          285
PIC CORE U. S. Equity..............................................          25           78          133          285
PIC Growth & Income................................................          25           78          133          285
PIC Global Income..................................................          28           87          149          315
PIC Money Market...................................................          23           72          123          264
MFS New Discovery..................................................          29           89          151          320
MFS Emerging Growth................................................          26           81          139          295
MFS Research.......................................................          26           80          138          293
MFS Growth With Income.............................................          27           84          144          305
MFS Utilities......................................................          27           84          144          305
MFS Total Return...................................................          27           84          144          305
OppenheimerFunds Aggressive Growth.................................          25           76          130          278
OppenheimerFunds Global Securities.................................          25           77          131          281
OppenheimerFunds Growth............................................          25           76          131          280
OppenheimerFunds Growth & Income...................................          26           79          135          288
OppenheimerFunds High Income.......................................          26           79          134          287
OppenheimerFunds Strategic Bond....................................          26           79          135          288
Calvert Social Small Cap Growth....................................          29           90          154          325
Calvert Social Balanced............................................          25           78          134          286
Van Eck Worldwide Hard Assets......................................          29           89          152          322
Van Eck Worldwide Real Estate......................................          17           53           91          199


    The examples assume that no transfer fee or premium taxes have been assessed. The examples assume that the contract maintenance fee is $30, and at the anticipated Contract size of $40,000 is equivalent to 0.075%.

    THE ABOVE EXAMPLES SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE EXPENSES. ACTUAL EXPENSES MAY BE GREATER OR LESS THAN THOSE SHOWN. THE 5% ANNUAL RETURN ASSUMED IS HYPOTHETICAL AND SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE ANNUAL RETURNS, WHICH MAY BE GREATER OR LESS THAN THE ASSUMED AMOUNT.

                                    SUMMARY

THE CONTRACT


    HOW IS A CONTRACT ISSUED? The Contract is a flexible premium deferred variable and fixed annuity contract that Protective Life issues upon acceptance of completed application information and an initial Purchase Payment. (See "Issuance of a Contract".) In certain states the Contract is offered as a group contract to eligible persons who have established accounts with certain broker-dealers that have entered into distribution agreements to offer interests in the group contract, and members of other eligible groups. In all other states, the Contract is offered as an individual contract. Participation in a group contract will be separately accounted for by the issuance of a certificate evidencing your interest in the group contract. Participation in an individual contract is evidenced by the issuance of an individual contract.


    WHAT ARE THE PURCHASE PAYMENTS? The minimum amount which Protective Life will accept as an initial Purchase Payment is $10,000. Subsequent Purchase Payments may be made at any time prior to the earlier of: (1) the oldest Owner's 80th birthday; or (2) the Annuitant's 80th birthday. No Purchase Payment will be accepted within 10 years of the Annuity Commencement Date then in effect. In certain states, more restrictive age conditions may apply. The minimum subsequent Purchase Payment we will accept is $100. The maximum aggregate Purchase Payment(s) we will accept without prior administrative office approval is $1,000,000. We reserve the right not to accept any Purchase Payment. (See "Purchase Payments".)

    CAN I CANCEL THE CONTRACT? You have the right to return the Contract within a certain number of days (which varies by state and is never less than ten days) after you receive it. The returned Contract will be treated as if it were never issued. Protective Life will refund the Contract Value, less Credits applied, in states where permitted. This amount may be more or less than the Purchase Payments. Where required, we will refund Purchase Payments. (See "Free Look Period".)

    CAN I TRANSFER AMOUNTS IN THE CONTRACT? Prior to the Annuity Commencement Date, you may request transfers from one Allocation Option to another. No transfers may be made into a DCA Fixed Account. At least $100 must be transferred. Protective Life reserves the right to limit the maximum amount that may be transferred from the Fixed Account to the greater of (a) $2,500; or (b) 25% of the value of the Fixed Account per Contract Year. The Company reserves the right to charge a transfer fee of $25 for each transfer after the 12th transfer during such Contract Year. (See "Transfers".)

    CAN I SURRENDER THE CONTRACT? Upon Written Notice before the Annuity Commencement Date, you may surrender the Contract and receive its surrender value. (See "Surrenders and Partial Surrenders".)

    IS THERE A DEATH BENEFIT? If any Owner dies prior to the Annuity Commencement Date and while this Contract is in force, a death benefit, less any applicable premium tax, will be payable to the Beneficiary. The death benefit is determined as of the end of the Valuation Period during which we receive due proof of death. The death benefit will equal the greater of: (1) the Contract Value less any Credits added to the Contract during the 12 months prior to the date of death; or (2) aggregate Purchase Payments less aggregate amounts surrendered, including associated surrender charges. Only one death benefit is payable under this Contract, even though the Contract may, in some circumstances, continue beyond the time of an Owner's death. (See "Death Benefit".)


    The Owner may purchase an optional benefit package that may provide a death benefit which is greater than the standard death benefit provided under the contract. Currently, two optional benefit packages are available. (See "Optional Benefit Packages".)


    ARE THERE CHARGES AND DEDUCTIONS FROM MY CONTRACT? The following charges and deductions are made in connection with the Contract:

    SURRENDER CHARGES. Full or partial surrenders are subject to a surrender charge. The surrender charge is equal to a specified percentage (maximum 8.5%) of the amount surrendered. The cumulative surrender charges assessed will never exceed 8.5% of the total Purchase Payments accepted by us under this Contract. (See "Surrender Charge".)


    MORTALITY AND EXPENSE RISK CHARGE. We will deduct a mortality and expense risk charge to compensate us for assuming certain mortality and expense risks. For Contracts issued with the standard death benefit, the charge equals, on an annual basis, 1.25% of the average daily net assets of the Variable Account value supporting the Contracts. For Contracts issued with an optional benefit package, the charge equals 1.40% of such assets prior to the Annuity Commencement Date. (See "Optional Benefit Packages".) On and after the Annuity Commencement Date, the charge equals 1.25% of such assets. (See "Mortality and Expense Risk Charge".)



    ADMINISTRATION CHARGE. We will deduct an administration charge equal, on an annual basis, to .15% of the average daily net assets of the Variable Account value supporting the Contracts. (See "Administration Charge".)


    CONTRACT MAINTENANCE FEE. Prior to the Annuity Commencement Date a contract maintenance fee of $30 is deducted from the Contract Value on each Contract Anniversary, and on any day that the Contract is surrendered, if the surrender occurs on any day other than the Contract Anniversary. Under certain circumstances, this fee may be waived. (See "Contract Maintenance Fee".)

    TAXES. Some states impose premium taxes at rates currently ranging up to 3.5%. If premium taxes apply to your Contract, we will deduct them from the Purchase Payment(s) when accepted or from the Contract Value upon a full or partial surrender, death or annuitization. The Company reserves the right to impose a charge for other taxes attributable to the Variable Account. (See "Charges and Deductions".)

    INVESTMENT MANAGEMENT FEES AND OTHER EXPENSES OF THE FUNDS. The net assets of each Sub-Account of the Variable Account will reflect the investment management fee incurred by the corresponding Fund as well as other operating expenses of that Fund. For each Fund, the investment manager is paid a daily fee for its investment management services. The management fees are based on the average daily net assets of the Fund. (See "Fund Expenses" and the funds' prospectuses.)

    WHAT ANNUITY OPTIONS ARE AVAILABLE? Currently, we apply the Contract Value, less any applicable premium tax, to an Annuity Option on the Annuity Commencement Date, unless you choose to receive the surrender value in a lump sum. Annuity Options include: payments for a certain period, and life income with or without payments for a certain period. Some Annuity Options are available on either a fixed or variable payment basis. (See "Annuitization".)

    IS THE CONTRACT AVAILABLE FOR QUALIFIED RETIREMENT PLANS? The Contract may be issued for use with retirement plans receiving special federal income tax treatment under the Code such as pension and profit sharing plans (including H.R. 10 plans), individual retirement accounts, and individual retirement annuities. (See "Federal Tax Matters".)

FEDERAL TAX STATUS

    Generally, a distribution from the Contract, which includes a full or partial surrender or payment of a death benefit, will result in taxable income if there has been an increase in the Contract Value. In certain circumstances, a 10% penalty tax may also apply. (See "Federal Tax Matters".)

                        CONDENSED FINANCIAL INFORMATION

    The date of inception of each of the sub-accounts is as follows:


      March 14,
      1994--        PIC International Equity
                    PIC Small Cap Value
                    PIC CORE U.S. Equity
                    PIC Growth & Income
                    PIC Global Income
                    PIC Money Market

      June 13,
      1995--        PIC Capital Growth

      July 1, 1997-- MFS Emerging Growth
                    MFS Research
                    MFS Growth with Income
                    MFS Total Return
                    OppenheimerFunds Aggressive Growth
                    OppenheimerFunds Growth
                    OppenheimerFunds Growth & Income
                    OppenheimerFunds Strategic Bond
                    Calvert Social Small Cap Growth
                    Calvert Social Balanced

      November 1,
      1998--        MFS New Discovery
                    MFS Utilities
                    OppenheimerFunds Global Securities
                    OppenheimerFunds High Income
                    Van Eck Worldwide Hard Assets
                    Van Eck Worldwide Real Estate

    At December 31, 1994, 1995, 1996 and 1997, net assets of the Variable Account were represented by the following Accumulation Unit values and Accumulation Units. The Accumulation Unit values shown below are for a Contract issued with the standard death benefit, which has a total mortality and expense risk charge and administration charge of 1.40%. For Contracts issued with an optional benefit rider, the total mortality and expense risk charge and administration charge is 1.55%, and the Accumulation Unit values would be lower than those shown below. This information should be read in conjunction with the Variable Account's financial statements and related notes included in the Statement of Additional Information.


                                                         (DECEMBER 31,    (DECEMBER 31,    (DECEMBER 31,    (DECEMBER 31,
                                                             1994)            1995)            1996)            1997)
                                                        ---------------  ---------------  ---------------  ---------------
PIC International Equity Sub-Account..................          9.48            11.18            13.12            13.51
PIC Small Cap Value Sub-Account.......................          8.91             9.35            11.09            14.46
PIC Capital Growth Sub-Account........................            --            10.36            12.48            16.56
PIC CORE U.S. Equity Sub-Account......................          9.94            13.40            16.12            20.81
PIC Growth and Income Sub-Account.....................          9.71            12.66            15.83            20.27
PIC Global Income Sub-Account.........................          9.82            11.32            12.22            13.25
PIC Money Market Sub-Account..........................          1.02             1.05             1.09             1.13
MFS New Discovery Sub-Account.........................            --               --               --               --
MFS Emerging Growth Sub-Account.......................            --               --               --            11.36
MFS Research Sub-Account..............................            --               --               --            10.89
MFS Growth With Income Sub-Account....................            --               --               --            11.40
MFS Utilities Sub-Account.............................            --               --               --               --
MFS Total Return Sub-Account..........................            --               --               --            11.10
OppenheimerFunds Aggressive Growth Sub-Account........            --               --               --            10.97
OppenheimerFunds Global Securities Sub-Account........            --               --               --               --
OppenheimerFunds Growth Sub-Account...................            --               --               --            11.22
OppenheimerFunds Growth & Income Sub-Account..........            --               --               --            11.83
OppenheimerFunds High Income Sub-Account..............            --               --               --               --
OppenheimerFunds Strategic Bond Sub-Account...........            --               --               --            10.33
Calvert Social Small Cap Growth Sub-Account...........            --               --               --            11.04
Calvert Social Balanced Sub-Account...................            --               --               --            11.14
Van Eck Worldwide Hard Assets Sub-Account.............            --               --               --               --
Van Eck Worldwide Real Estate Sub-Account.............            --               --               --               --

    The number of Accumulation Units shown below assume a Contract with the standard benefit. No Accumulation Units were associated with Contracts with an optional benefit rider on or before December 31, 1997.


                                                        (DECEMBER 31,  (DECEMBER 31,  (DECEMBER 31,  (DECEMBER 31,
                                                            1994)          1995)          1996)          1997)
                                                        -------------  -------------  -------------  -------------
PIC International Equity Sub-Account..................     2,588,605      4,954,564      7,363,767      9,722,696
PIC Small Cap Value Sub-Account.......................     2,347,968      4,579,808      5,797,119      7,429,530
PIC Capital Growth Sub-Account........................            --        930,249      2,419,601      4,493,710
PIC CORE U.S. Equity Sub-Account......................     1,682,927      4,128,798      6,300,382      8,495,067
PIC Growth and Income Sub-Account.....................     4,260,743     10,012,351     13,291,398     17,539,696
PIC Global Income Sub-Account.........................     1,457,712      2,438,238      3,081,317      3,677,919
PIC Money Market Sub-Account..........................     3,034,056      4,273,270      5,577,080      3,151,349
MFS New Discovery Sub-Account.........................            --             --             --             --
MFS Emerging Growth Sub-Account.......................            --             --             --        292,318
MFS Research Sub-Account..............................            --             --             --        577,212
MFS Growth With Income Sub-Account....................            --             --             --        234,240
MFS Utilities Sub-Account.............................            --             --             --             --
MFS Total Return Sub-Account..........................            --             --             --        157,430
OppenheimerFunds Aggressive Growth Sub-Account........            --             --             --        238,172
OppenheimerFunds Global Securities Sub-Account........            --             --             --             --
OppenheimerFunds Growth Sub-Account...................            --             --             --        321,669
OppenheimerFunds Growth & Income Sub-Account..........            --             --             --        247,774
OppenheimerFunds High Income Sub-Account..............            --             --             --             --
OppenheimerFunds Strategic Bond Sub-Account...........            --             --             --        284,169
Calvert Social Small Cap Growth Sub-Account...........            --             --             --         12,376
Calvert Social Balanced Sub-Account...................            --             --             --         94,365
Van Eck Worldwide Hard Assets Sub-Account.............            --             --             --             --
Van Eck Worldwide Real Estate Sub-Account.............            --             --             --             --


------------------------

*   Accumulation unit values are rounded to the nearest whole cent.

**  Accumulation units are rounded to the nearest unit.

                    THE COMPANY, VARIABLE ACCOUNT AND FUNDS

PROTECTIVE LIFE INSURANCE COMPANY

    The Contracts are issued by Protective Life. Founded in 1907, Protective Life provides individual life insurance, annuities, group dental insurance, and guaranteed investment contracts. Protective Life is currently licensed to transact life insurance business in 49 states and the District of Columbia. As of December 31, 1997, Protective Life had total assets of approximately $10.1 billion. Protective Life is the principal operating subsidiary of Protective Life Corporation ("PLC"), an insurance holding company whose stock is traded on the New York Stock Exchange. PLC, a Delaware corporation, had total assets of approximately $10.5 billion at December 31, 1997.

PROTECTIVE VARIABLE ANNUITY SEPARATE ACCOUNT

    The Protective Variable Annuity Separate Account is a separate investment account of Protective Life. The Variable Account was established under Tennessee law by the Board of Directors of Protective Life on October 11, 1993. The Variable Account is registered with the Securities and Exchange Commission (the "SEC") as a unit investment trust under the Investment Company Act of 1940 (the "1940 Act") and meets the definition of a separate account under federal securities laws. This registration does not involve supervision by the SEC of the management or investment policies or practices of the Variable Account.


    Protective Life owns the assets of the Variable Account. These assets are held separate from other assets and are not part of Protective Life's general account. The portion of the assets of the Variable Account equal to the reserves or other contract liabilities of the Variable Account will not be charged with liabilities that arise from any other business Protective Life conducts. Protective Life may transfer to its general account any assets which exceed the reserves and other contract liabilities of the Variable Account. Protective Life may accumulate in the Variable Account the charge for mortality and expense risks and investment results applicable to those assets that are in excess of the net assets supporting the contracts. The income, gains and losses, both realized and unrealized, from the assets of the Variable Account are credited to or charged against the Variable Account without regard to any other income, gains or losses of Protective Life. The obligations under the Contracts are obligations of Protective Life.



    Currently, twenty-three Sub-Accounts of the Variable Account are available under this Contract: PIC International Equity; PIC Small Cap Value; PIC Capital Growth; PIC CORE U.S. Equity; PIC Growth and Income; PIC Global Income; PIC Money Market; MFS New Discovery; MFS Emerging Growth; MFS Research; MFS Growth With Income; MFS Utilities; MFS Total Return; OppenheimerFunds Aggressive Growth; OppenheimerFunds Global Securities; OppenheimerFunds Growth; OppenheimerFunds Growth & Income; OppenheimerFunds High Income; OppenheimerFunds Strategic Bond; Calvert Social Small Cap Growth; Calvert Social Balanced; Van Eck Worldwide Hard Assets; and Van Eck Worldwide Real Estate. Each Sub-Account invests in shares of a corresponding Fund. Therefore, the investment experience of your Contract depends on the experience of the Sub-Accounts that you select. Other contracts issued by Protective Life may offer some or all of the Sub-Accounts of the Variable Account.


ADMINISTRATION

    Protective Life Insurance Company performs the Contract administration at its administrative office at 2801 Highway 280 South, Birmingham, Alabama 35223. Contract administration includes processing applications for the Contracts and subsequent Owner requests; processing Purchase Payments, transfers, surrenders and death benefit claims as well as performing record maintenance and disbursing annuity income payments.

THE FUNDS


    Each Sub-Account invests in a corresponding Fund. Each Fund is an investment portfolio of one of the following investment companies: Protective Investment Company ("PIC Funds") managed by Protective Investment Advisors, Inc. (formerly Investment Distributors Advisory Services, Inc.), and subadvised by Goldman Sachs Asset Management or Goldman Sachs Asset Management International; Oppenheimer Variable Account Funds ("OppenheimerFunds") managed by OppenheimerFunds, Inc.; MFS Variable Insurance Trust ("MFS Funds") managed by MFS Investment Management; Calvert Variable Series, Inc. ("Calvert Funds") managed by Calvert Asset Management Company, Inc.; or Van Eck Worldwide Insurance Trust ("Van Eck Funds") managed by Van Eck Associates Corporation. Shares of these Funds are offered only to: (1) the Variable Account, (2) other separate accounts of Protective Life and its affiliates supporting variable annuity contracts or variable life insurance policies, (3) separate accounts of other life insurance companies supporting variable annuity contracts or variable life insurance policies, and (4) certain qualified retirement plans. Such shares are not offered directly to investors but are available only through the purchase of such contracts or policies or through such plans. See the prospectus for each Fund for details about that Fund.


    There is no guarantee that any Fund will meet its investment objectives. Please refer to the prospectus for each of the Funds you are considering for more information.

PIC FUNDS

    PIC INTERNATIONAL EQUITY FUND. This Fund seeks long-term capital appreciation. This Fund will pursue its objective by investing, substantially all, and at least 65% of total assets in equity and equity-related securities of companies that are organized outside the United States or whose securities are primarily traded outside the United States.

    PIC SMALL CAP VALUE FUND. This Fund seeks long-term capital growth. This Fund will pursue its objective by investing, under normal circumstances, at least 65% of its total assets in equity securities of companies with public stock market capitalizations of $1 billion or less at the time of investment.

    PIC CAPITAL GROWTH FUND This Fund seeks long-term capital growth. The Fund will pursue its objective by investing, under normal circumstances, at least 90% of its total assets in a diversified portfolio of equity securities having long-term capital appreciation potential.

    PIC CORE U.S. EQUITY FUND. This Fund seeks a total return consisting of capital appreciation plus dividend income. This Fund will pursue its objective by investing, under normal circumstances, at least 90% of its total assets in equity securities selected using both fundamental research and a variety of quantitative techniques in seeking to maximize the Fund's expected return, while maintaining risk, style, capitalization and industry characteristics similar to the S&P 500 Index.

    PIC GROWTH AND INCOME FUND. This Fund seeks long-term growth of capital and growth of income. This Fund will pursue its objectives by investing, under normal circumstances, at least 65% of its total assets in equity securities having favorable prospects of capital appreciation and/or dividend paying ability.

    PIC GLOBAL INCOME FUND. This Fund seeks high total return, emphasizing current income and, to a lesser extent, providing opportunities for capital appreciation. This Fund will pursue its objectives by investing primarily in high quality fixed-income securities of U.S. and foreign issuers and through foreign currency transactions.

    PIC MONEY MARKET FUND. This Fund seeks to maximize current income to the extent consistent with the preservation of capital and maintenance of liquidity. This Fund will pursue its objective by investing exclusively in high quality money market instruments. AN INVESTMENT IN THE MONEY MARKET FUND IS NEITHER

INSURED NOR GUARANTEED BY THE U.S. GOVERNMENT AND THE FUND CANNOT ASSURE THAT IT WILL BE ABLE TO MAINTAIN A STABLE NET ASSET VALUE OF $1 PER SHARE.

MFS FUNDS

    MFS NEW DISCOVERY SERIES.  This Fund seeks to provide capital appreciation.

    MFS EMERGING GROWTH SERIES. This Fund seeks to provide long-term growth of capital.

    MFS RESEARCH SERIES. This Fund seeks to provide long-term growth of capital and future income.

    MFS GROWTH WITH INCOME SERIES. This Fund seeks to provide reasonable current income and long-term growth of capital and income.

    MFS UTILITIES SERIES. This Fund seeks to provide capital growth and current income.

    MFS TOTAL RETURN SERIES. This Fund seeks primarily to provide above-average income (compared to a portfolio invested entirely in equity securities) consistent with the prudent employment of capital and secondarily to provide a reasonable opportunity for growth of capital and income.

OPPENHEIMERFUNDS

    AGGRESSIVE GROWTH FUND. This Fund seeks to achieve capital appreciation by investing in "growth-type" companies.

    GLOBAL SECURITIES FUND. This Fund seeks long-term capital appreciation by investing in securities of foreign issuers, "growth-type" companies and cyclical industries.

    GROWTH FUND. This Fund seeks to achieve capital appreciation by investing in securities of well-known established companies.

    GROWTH & INCOME FUND. This Fund seeks a high total return (which includes growth in the value of its shares as well as current income) from equity and debt securities. From time to time this Fund may focus on small to medium capitalization common stocks, bonds and convertible securities.

    HIGH INCOME FUND. This Fund seeks a high level of current income from investment in high yield fixed-income securities.

    STRATEGIC BOND FUND. This Fund seeks a high level of current income principally derived from interest on debt securities and seeks to enhance such income by writing covered call options on debt securities.

CALVERT FUNDS

    SOCIAL SMALL CAP GROWTH PORTFOLIO. This Fund seeks maximum long-term growth through investments primarily in the equity securities of small capitalized growth companies that have historically exhibited exceptional growth characteristics, and that, in the Advisor's opinion, have strong earnings potential relative to the U.S. market as a whole. The Fund is designed to provide long-term growth of capital by investing in enterprises that make a significant contribution to society through their products and services and through the way they do business.

    SOCIAL BALANCED PORTFOLIO. This Fund seeks to achieve a total return above the rate of inflation through an actively managed, non-diversified portfolio of common and preferred stocks, bonds, and money market instruments that offer income and capital growth opportunity and that satisfy the social concern criteria established for the Fund.

VAN ECK FUNDS



    WORLDWIDE HARD ASSETS FUND. This Fund seeks long-term capital appreciation by investing globally, primarily in "Hard Asset Securities". Hard Asset Securities include equity securities of "Hard Asset Companies" and securities, including structured notes, whose value is linked to the price of a Hard Asset commodity or a commodity index. "Hard Asset Companies" includes companies that are directly or indirectly (whether through supplier relationships, servicing agreements or otherwise) engaged to a significant extent in the exploration, development, production or distribution of one or more of the following (together "Hard Assets"): (i) precious metals, (ii) ferrous and non-ferrous metals, (iii) gas, petroleum, petrochemicals or other hydrocarbons, (iv) forest products, (v) real estate and (vi) other basic non-agricultural commodities.


    WORLDWIDE REAL ESTATE FUND. This Fund seeks to maximize total return by investing primarily in equity securities of domestic and foreign companies which are principally engaged in the real estate industry or which own significant real estate assets.

         THERE IS NO ASSURANCE THAT THE STATED OBJECTIVES AND POLICIES
                     OF ANY OF THE FUNDS WILL BE ACHIEVED.

    MORE DETAILED INFORMATION CONCERNING THE INVESTMENT OBJECTIVES, POLICIES AND RESTRICTIONS OF THE FUNDS, THE EXPENSES OF THE FUNDS, THE RISKS ATTENDANT TO INVESTING IN THE FUNDS AND OTHER ASPECTS OF THEIR OPERATIONS CAN BE FOUND IN THE CURRENT PROSPECTUSES FOR THE FUNDS, WHICH ACCOMPANY THIS PROSPECTUS, AND THE CURRENT STATEMENT OF ADDITIONAL INFORMATION FOR EACH OF THE FUNDS. THE FUNDS' PROSPECTUSES SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE CONCERNING THE ALLOCATION OF PURCHASE PAYMENTS OR TRANSFERS AMONG THE SUB-ACCOUNTS.

    Each Fund sells its shares to the Variable Account in accordance with the terms of a participation agreement between the appropriate investment company and Protective Life. The termination provisions of these agreements vary. Should a participation agreement relating to a Fund terminate, the Variable Account may not be able to purchase additional shares of that Fund. In that event, Owners may no longer be able to allocate Variable Account value or Purchase Payments to Sub-Accounts investing in that Fund. In certain circumstances, it is also possible that a Fund may refuse to sell its shares to the Variable Account despite the fact that the participation agreement relating to that Fund has not been terminated. Should a Fund decide to discontinue selling its shares to the Variable Account, Protective Life would not be able to honor requests from Owners to allocate Purchase Payments or transfer Account Value to the Sub-Account investing in shares of that Fund.

    Protective Life has entered into agreements with the investment managers or advisers of the Funds pursuant to which each such investment manager or adviser pays Protective Life a servicing fee based upon an annual percentage of the average daily net assets invested by the Variable Account (and other separate accounts of Protective Life and its affiliates) in the Funds managed by that manager or adviser. These fees are in consideration for administrative services provided to the Funds by Protective Life and its affiliates. Payments of fees under these agreements by managers or advisers do not increase the fees or expenses paid by the Funds or their shareholders.

OTHER INVESTORS IN THE FUNDS

    PIC currently sells shares of its Funds only to Protective Life as the underlying investment for the Variable Account as well as for variable life insurance contracts issued through Protective Life, and to American Foundation Life Insurance Company, a Protective Life affiliate, as the underlying investment for variable annuity contracts issued by American Foundation Life. PIC may in the future sell shares of its Funds to other separate accounts of Protective Life or its life insurance company affiliates supporting other variable annuity contracts or variable life insurance contracts. In addition, upon obtaining regulatory approval, PIC may sell shares to certain retirement plans qualifying under Section 401 of the Internal Revenue Code of 1986. Protective Life currently does not foresee any disadvantages to Owners that would arise from the possible sale of shares to support its variable annuity and variable life insurance contracts or those of its affiliates or from the possible sale of shares to such retirement plans. However, the board of directors of PIC will monitor events in order to identify any material irreconcilable conflicts that might possibly arise if such shares were also offered to support variable annuity contracts other than the Contracts or variable life insurance contracts or to retirement plans. In event of such a conflict, the board of directors would determine what action, if any, should be taken in response to the conflict. In addition, if Protective Life believes that PIC's response to any such conflicts insufficiently protects Owners, it will take appropriate action on its own, including withdrawing the Account's investment in the Fund. (See the PIC Prospectus for more detail.)


    Shares of the OppenheimerFunds, MFS, Calvert and Van Eck Funds are sold to separate accounts of insurance companies, which may or may not be affiliated with Protective Life or each other, a practice known as "shared funding." They may also be sold to separate accounts to serve as the underlying investment for both variable annuity contracts and variable life insurance policies, a practice known as "mixed funding." As a result, there is a possibility that a material conflict may arise between the interests of Owners of Protective Life's Contracts, whose Contract Values are allocated to the Variable Account, and of owners of other contracts whose contract values are allocated to one or more other separate accounts investing in any one of the Funds. Shares of some of these Funds may also be sold to certain qualified pension and retirement plans. As a result, there is a possibility that a material conflict may arise between the interests of Contract Owners generally or certain classes of Contract Owners, and such retirement plans or participants in such retirement plans. In the event of any such material conflicts, Protective Life will consider what action may be appropriate, including removing the Fund from the Variable Account or replacing the Fund with another fund. As is the case with PIC, the boards of directors (or trustees) of the OppenheimerFunds, MFS, Calvert and Van Eck Funds monitor events related to their Funds to identify possible material irreconcilable conflicts among and between the interests of the Fund's various investors. There are certain risks associated with mixed and shared funding and with the sale of shares to qualified pension and retirement plans, as disclosed in each Fund's prospectus.


ADDITION, DELETION OR SUBSTITUTION OF INVESTMENTS

    Protective Life reserves the right, subject to applicable law, to make additions to, deletions from, or substitutions for the shares that are held in the Variable Account or that the Variable Account may purchase. If the shares of a Fund are no longer available for investment or if in Protective Life's judgment further investment in any Fund should become inappropriate in view of the purposes of the Variable Account, Protective Life may redeem the shares, if any, of that Fund and substitute shares of another registered open-end management company or unit investment trust. Protective Life will not substitute any shares attributable to a Contract's interest in the Variable Account without notice and any necessary approval of the Securities and Exchange Commission and state insurance authorities.

    Protective Life also reserves the right to establish additional Sub-Accounts of the Variable Account, each of which would invest in shares corresponding to a new Fund. Subject to applicable law and any required SEC approval, Protective Life may, in its sole discretion, establish new Sub-Accounts or eliminate one or more Sub-Accounts if marketing needs, tax considerations or investment conditions warrant. Any new Sub-Accounts may be made available to existing Owner(s) on a basis to be determined by Protective Life.

    If any of these substitutions or changes are made, Protective Life may by appropriate endorsement change the Contract to reflect the substitution or other change. If Protective Life deems it to be in the best interest of Owner(s) and Annuitants, and subject to any approvals that may be required under applicable law, the Variable Account may be operated as a management company under the 1940 Act, it may be de-registered under that Act if registration is no longer required, or it may be combined with other Protective Life separate accounts. Protective Life reserves the right to make any changes to the Variable Account required by the 1940 Act or other applicable law or regulation.

                          DESCRIPTION OF THE CONTRACT


PARTIES TO THE CONTRACT


    OWNER. The Owner is the person or persons who own the Contract and are entitled to exercise all rights and privileges provided in the Contract. In those states where the Contract is issued as a group contract, the term "Owner" refers to the holder of the certificate evidencing an interest in the group contract. Two persons may own the Contract together; they are designated as the Owner and the Joint Owner. Individuals as well as non-natural persons, such as corporations or trusts, may be Owners. The Company will only issue a Contract prior to each Owner's 80th birthday. In certain states, more restrictive age conditions may apply.


    The Owner of this Contract may be changed by Written Notice provided (1) each new Owner's 80th birthday is after the Effective Date, and (2) each new Owner's 90th birthday is on or after the Annuity Commencement Date. In certain states, more restrictive age conditions may apply. For a period of 1 year after any change of ownership involving a natural person, the death benefit will equal the Contract Value less any Credits added during the 12 months prior to death. The change of Owner may result in a tax liability. (See "Taxation of Annuities in General: Assignments, Pledges, and Gratuitous Transfers.")

    BENEFICIARY. The Beneficiary is the person or persons who may receive the benefits of this Contract upon the death of any Owner.

    PRIMARY--The Primary Beneficiary is the surviving Joint Owner, if any. If there is no surviving Joint Owner, the Primary Beneficiary is the person or persons designated by the Owner and named in our records.

    CONTINGENT--The Contingent Beneficiary is the person or persons designated by the Owner and named in our records to be Beneficiary if the Primary Beneficiary is not living.

    If no Beneficiary designation is in effect or if no Beneficiary is living at the time of an Owner's death, the Beneficiary will be the estate of the deceased Owner. If any Owner dies on or after the Annuity Commencement Date, the Beneficiary will become the new Owner.

    Unless designated irrevocably, the Owner may change the Beneficiary by Written Notice prior to the death of any Owner. An irrevocable Beneficiary is one whose written consent is needed before the Owner can change the Beneficiary designation or exercise certain other rights.

    ANNUITANT. The Annuitant is the person on whose life annuity income payments may be based. The Owner is the Annuitant unless the Owner designates another person as the Annuitant. The Contract must be issued prior to the Annuitant's 80th birthday. If the Annuitant is not an Owner and dies prior to the Annuity Commencement Date, the Owner will become the new Annuitant unless the Owner designates otherwise.

    The Owner may change the Annuitant by Written Notice prior to the Annuity Commencement Date. However, if any Owner is not an individual the Annuitant may not be changed. The new Annuitant's 90th birthday may not be earlier than the Annuity Commencement Date in effect when the change of Annuitant is requested.

    PAYEE. The Payee is the person or persons designated by the Owner to receive the annuity income payments under the Contract. The Annuitant is the Payee unless the Owner designates another party as the Payee. The Owner may change the Payee at any time.

ISSUANCE OF A CONTRACT

    To purchase a Contract, certain application information and an initial Purchase Payment must be submitted to Protective Life through a licensed representative of Protective Life, who is also a registered representative of a broker-dealer having a distribution agreement with Investment Distributors, Inc. The minimum initial Purchase Payment is $10,000. Protective Life reserves the right to accept or decline a request to issue a Contract. Contracts may be sold to or in connection with retirement plans which do not qualify for special tax treatment as well as retirement plans that qualify for special tax treatment under the Code.

    If the necessary application information for a Contract is accompanied by the initial Purchase Payment, the initial Purchase Payment (less any applicable premium tax) will be allocated to the Allocation Option as directed in the application within two business days of receipt of such Purchase Payment at the administrative office. If the necessary application information is not received, Protective Life will retain the Purchase Payment for up to five business days while it attempts to complete the information. If the necessary application information is not complete after five days, Protective Life will inform the applicant of the reason for the delay and the initial Purchase Payment will be returned immediately unless the applicant specifically consents to Protective Life retaining it until the information is complete. Once the information is complete, the initial Purchase Payment will be allocated to the appropriate Allocation Options within two business days.

    Information necessary to complete an application may be transmitted to the Company by telephone, facsimile, or electronic media.

PURCHASE PAYMENTS

    The Company will only accept Purchase Payments prior to the earlier of the oldest Owner's 80th birthday, or the Annuitant's 80th birthday. No Purchase Payment will be accepted within 10 years of the Annuity Commencement Date then in effect. The minimum subsequent Purchase Payment we will accept is $100. We reserve the right not to accept any Purchase Payment.

    Purchase Payments are payable at our administrative office. They may be made by check payable to Protective Life Insurance Company or by any other method we deem acceptable. Protective Life retains the right to limit the maximum aggregate Purchase Payment that can be made without prior administrative office approval. This amount is currently $1,000,000.


    Under the current automatic purchase payment plan, you may select a monthly or quarterly payment schedule pursuant to which Purchase Payments will be automatically deducted from a bank account. Automatic Purchase Payments may be accepted on the 1st through the 28th day of each month. Each automatic purchase payment must be at least $100. Payments made through the automatic purchase payment plan may not be allocated to any DCA Fixed Account. The automatic purchase payment plan and the partial automatic withdrawal plan may not be elected simultaneously. (See "Surrenders and Partial Surrenders".) Upon notification of the death of any Owner the Company will terminate deductions under the automatic purchase payment plan. (See "Allocation of Purchase Payments".)


PURCHASE PAYMENT CREDITS

    On the date we accept a Purchase Payment, we will add a Credit to your Contract Value. The Credit is determined by multiplying the amount of the Purchase Payment by the Credit percentage associated with the cumulative Purchase Payments as shown below. During the first Contract Year, Purchase Payments are aggregated to determine the applicable Credit percentage. Due to this aggregation, it is possible that during the first Contract Year, part of the Credit added to your Contract Value is based on prior Purchase Payments.

    Credits are applied to the Allocation Options according to the allocation percentages of the Purchase Payments with which they are associated. If you return this Contract under the Right to Cancel provision, the amount we return to you will not include any Credits applied. If and when Credits are deducted from the Contract Value, they will be removed from the Allocation Options on a pro-rata basis using the ratio of each Allocation Option value to the total Contract Value.

                               CREDIT PERCENTAGES

                                                                                      CREDIT
CUMULATIVE PURCHASE PAYMENTS                                                        PERCENTAGE
----------------------------------------------------------------------------------  -----------
Less than $100,000................................................................     3.00%
At least $100,000 but less than $250,000..........................................     3.50%
At least $250,000 but less than $500,000..........................................     4.00%
At least $500,000 but less than $1,000,000........................................     4.50%
$1,000,000 or greater.............................................................     5.00%

    Refer to Appendix A for examples of how the Purchase Payment Credit is applied.

FREE LOOK PERIOD

    You have the right to return the Contract within a certain number of days after you receive it by returning it to our administrative office or the sales representative who sold it along with a written cancellation request. The number of days, which is at least ten, is determined by state law in the state where the Contract is delivered. Return of the Contract by mail is effective on being post-marked, properly addressed and postage pre-paid. We will treat the returned Contract as if it had never been issued. Where permitted, Protective Life will refund the Contract Value plus any charges deducted from either Purchase Payments or Contract Value, less Credits applied. This amount may be more or less than the aggregate amount of your Purchase Payments up to that time. Where required, we will refund the Purchase Payment.

ALLOCATION OF PURCHASE PAYMENTS

    The allocation of your Purchase Payment and associated Credits among the Allocation Options you have selected will be at the next price determined after your Purchase Payment is accepted by us. Owners must indicate in the application how their initial and subsequent Purchase Payments are to be allocated among the Allocation Options. If such instructions are indicated by percentages, whole percentages must be used. Subsequent Purchase Payments made through the automatic purchase payment plan may not be allocated to any DCA Fixed Account.

    For Individual Retirement Annuities and Contracts issued in states where, upon cancellation during the free look period, we return at least your Purchase Payments, we reserve the right to allocate your initial Purchase Payment and associated Credits (and any subsequent Purchase Payment and associated Credits made during the free look period) to the PIC Money Market Sub-Account until the expiration of the number of days in the free look period starting from the date the Contract is mailed from our administrative office. Thereafter, all Purchase Payments and associated Credits will be allocated according to your allocation instructions then in effect.

    Owners may change allocation instructions by Written Notice at any time. Owners may also change instructions by telephone, facsimile transmission or automated telephone system. For non-written instructions regarding allocations, we will require a form of personal identification prior to acting on instructions and we will record any telephone voice instructions. If we follow these procedures, we will not be liable for any losses due to unauthorized or fraudulent instructions. The Company reserves the right to limit or eliminate any of these non-written communication methods for any Contract or class of Contracts at any time for any reason.

VARIABLE ACCOUNT VALUE

    SUB-ACCOUNT VALUE. A Contract's Variable Account value at any time is the sum of the Sub-Account values and therefore reflects the investment experience of the Sub-Accounts to which it is allocated. There is no guaranteed minimum Variable Account value. The Sub-Account value for any Sub-Account as of the Effective Date is equal to the amount of the initial Purchase Payment and associated Credits allocated to that Sub-Account. On subsequent Valuation Days prior to the Annuity Commencement Date, the Sub-Account value is equal to that part of any Purchase Payment and associated Credits allocated to the Sub-Account and any Contract Value transferred to the Sub-Account, adjusted by interest income, dividends, net capital gains or losses (realized or unrealized), decreased by partial surrenders (including any applicable surrender charges and premium tax), Contract Value transferred out of the Sub-Account and Credits and fees deducted from the Sub-Account.

    DETERMINATION OF ACCUMULATION UNITS. Purchase Payments and associated Credits allocated to and Contract Value transferred to a Sub-Account are converted into Accumulation Units. The number of Accumulation Units is determined by dividing the dollar amount directed to the Sub-Account by the value of the Accumulation Unit for that Sub-Account for the Valuation Day as of which the allocation or transfer occurs. Purchase Payments and associated Credits allocated to or amounts transferred to a Sub-Account under a Contract increase the number of Accumulation Units of that Sub-Account credited to the Contract. The Company executes such allocations and transfers as of the end of the Valuation Period in which it receives a Purchase Payment or Written Notice or other instruction requesting a transfer.

    Certain events reduce the number of Accumulation Units of a Sub-Account credited to a Contract. Partial surrenders or transfers from a Sub-Account result in the cancellation of the appropriate number of Accumulation Units of that Sub-Account as do payments resulting from the following events: a surrender, a Death Benefit claim, application of the Contract Value to an Annuity Option, deduction of Credits, and deduction of the annual contract maintenance fee. Accumulation Units are canceled as of the end of the Valuation Period in which the Company receives Written Notice of or other instructions regarding the event.

    DETERMINATION OF ACCUMULATION UNIT VALUE. The Accumulation Unit value for each Sub-Account at the end of every Valuation Day is the Accumulation Unit value at the end of the previous Valuation Day times the net investment factor. The Sub-Account value for a Contract may be determined on any day by multiplying the number of Accumulation Units attributable to the Contract in that Sub-Account by the Accumulation Unit value for that Sub-Account on that day.

    NET INVESTMENT FACTOR. The net investment factor measures the investment performance of a Sub-Account from one Valuation Period to the next. For each Sub-Account, the net investment factor reflects the investment performance of the Fund in which the Sub-Account invests and the charges assessed against that Sub-Account for a Valuation Period. Each Sub-Account has a net investment factor for each Valuation Period which may be greater or less than one. Therefore, the value of an Accumulation Unit may increase or decrease. The net investment factor for any Sub-Account for any Valuation Period is determined by dividing
(1) by (2) and subtracting (3) from the result, where:

(1) is the result of:

       a. the net asset value per share of the Fund held in the Sub-Account, determined at the end of the current Valuation Period; plus

       b. the per share amount of any dividend or capital gain distributions made by the Fund to the Sub-Account, if the "ex-dividend" date occurs during the current Valuation Period; plus or minus

       c. a per share charge or credit for any taxes reserved for, which is determined by the Company to have resulted from the investment operations of the Sub-Account.

(2) is the net asset value per share of the Fund held in the Sub-Account, determined at the end of the last prior Valuation Period.

(3) is a factor representing the Mortality and Expense Risk Charge and the Administration Charge for the number of days in the Valuation Period.

TRANSFERS

    Prior to the Annuity Commencement Date, you may instruct us to transfer Contract Value between and among the Allocation Options. When we receive your transfer instructions, we will allocate the Contract Value you transfer at the next price determined for the Allocation Options you indicate.

    You must transfer at least $100, or if less, the entire amount in the Allocation Option each time you make a transfer. If after the transfer, the Contract Value remaining in any Allocation Option from which a transfer is made would be less than $100, then we may transfer the entire Contract Value in that Allocation Option instead of the requested amount. We reserve the right to limit the number of transfers to no more than 12 per Contract Year. For each additional transfer over 12 during each Contract Year, we reserve the right to charge a Transfer Fee which will not exceed $25. The Transfer Fee, if any, will be deducted from the amount being transferred. (See "Charges and Deductions--Transfer Fee".)


    Transfers involving a Guaranteed Account are subject to additional restrictions. The maximum amount that may be transferred from the Fixed Account during a Contract Year is the greater of: (1) $2,500, or (2) 25% of the Contract Value in the Fixed Account value. Transfers into the DCA Fixed Account are not permitted.


    Owners may request transfers by Written Notice at any time. Owners also may request transfers by telephone, facsimile transmission, or automated telephone system. We will require a form of personal identification prior to acting on non-written requests and we will record telephone requests. We will send you a confirmation of all transfer requests communicated to us. If we follow these procedures we will not be liable for any losses due to unauthorized or fraudulent transfer requests.

    RESERVATION OF RIGHTS. We reserve the right to limit amounts transferred into any account within the Guaranteed Account. We reserve the right to modify, limit, suspend or eliminate the transfer privileges (including acceptance of non-written instructions) without prior notice for any Contract or class of Contracts at any time for any reason. We also reserve the right to not honor transfers requested by a third party holding a power of attorney from an Owner where that third party requests transfers during a single Valuation Period on behalf of the Owners of two or more Contracts.

    After the Annuity Commencement Date, when Variable Income Payments are selected, transfers are allowed between Sub-Accounts, but limited to one transfer per month. Dollar cost averaging and portfolio rebalancing are not allowed. No transfers are allowed within the Guaranteed Account or between the Guaranteed Account and any Sub-Account.

    DOLLAR COST AVERAGING. Prior to the Annuity Commencement Date, you may instruct us by Written Notice to systematically and automatically transfer, on a monthly or quarterly basis, specified dollar amounts from a DCA Fixed Account (or any other Allocation Option) to any Allocation Option, except that no transfers may be made into a DCA Fixed Account. This is known as the "dollar-cost averaging" method of investment. By transferring equal amounts of Contract Value on a regularly scheduled basis, as opposed to allocating a larger amount at one particular time, an Owner may be less susceptible to the impact of market fluctuations in the value of Sub-Account Accumulation Units. Protective Life, however, makes no guarantee that the dollar cost averaging method will result in a profit or protection against loss.


    Dollar cost averaging transfers may be made on the 1st through the 28th day of each month. If no day is selected, transfers will occur on the same day of the month as your Contract Anniversary, or on the 28th day of the month if your Contract Anniversary occurs on the 29th, 30th, or 31st day of the month. In states where, upon cancellation during the free look period, we are required to return your Purchase Payment, we reserve the right to delay commencement of dollar cost averaging transfers until the expiration of the free look period.



    The DCA Fixed Accounts are available only for Purchase Payments and associated Credits designated for dollar cost averaging. Purchase Payments may not be allocated into any DCA Fixed Account when that DCA Fixed Account value is greater than $0, and all funds must be transferred from a DCA Fixed Account prior to allocating a Purchase Payment to that DCA Fixed Account. Where we agree, under current administrative procedures, to allocate a Purchase Payment to any DCA Fixed Account in installments from more than one source, we will credit each installment with the rate applied to the first installment we receive. Any Purchase Payment allocated to a DCA Fixed Account must include instructions regarding the number and frequency of the dollar cost averaging transfers, and the Allocation Option(s) into which the transfers are to be made. If transfers from a DCA Fixed Account are terminated, we will transfer any amount remaining in that DCA Fixed Account into the Fixed Account unless you have otherwise instructed us how to allocate the remaining amount.


    Currently, the maximum period for dollar cost averaging from DCA Fixed Account 1 is six months and from DCA Fixed Account 2 is twelve months. From time to time, we may offer different maximum periods for dollar cost averaging amounts from a DCA Fixed Account.


    The periodic amount transferred from a DCA Fixed Account will be equal to the Purchase Payment and associated Credit allocated to the DCA Fixed Account divided by the number of dollar cost averaging transfers to be made. The minimum amount per transfer is $100. Interest credited will be transferred from the DCA Fixed Account after the last dollar cost averaging transfer. We will process dollar cost averaging transfers until the earlier of the following: (1) the designated number of transfers have been completed, or (2) the Owner instructs us by Written Notice to cancel the automatic transfers. Any time dollar cost averaging transfers end, all Contract Value remaining in a DCA Fixed Account will be transferred to the Fixed Account. Upon the death of any Owner, dollar cost averaging transfers will continue until canceled by the Beneficiary(s).


    There is no charge for dollar cost averaging. Automatic transfers made to facilitate dollar cost averaging will not count toward the 12 transfers permitted each Contract Year if Protective Life elects to limit transfers, or the designated number of free transfers in any Contract Year if the Company elects to charge for transfers in excess of that number in any Contract Year. We reserve the right to discontinue offering the automatic transfers upon 30 days' written notice to the Owner.

    PORTFOLIO REBALANCING. Prior to the Annuity Commencement Date, you may instruct Protective Life by Written Notice to periodically transfer your Variable Account value among specified Sub-Accounts to achieve a particular percentage allocation of Variable Account value among such Sub-Accounts ("portfolio rebalancing"). The portfolio rebalancing percentages must be in whole numbers and must allocate amounts only among the Sub-Accounts. No Contract Value may be transferred to the Guaranteed Account as part of portfolio rebalancing. Unless you instruct otherwise, portfolio rebalancing is based on your Purchase Payment allocation instructions in effect at the time of each rebalancing transfer. Portfolio rebalancing instructions from you that differ from your current Purchase Payment allocation instructions are deemed to be a request to change your Purchase Payment allocation.

    Portfolio rebalancing may be elected to occur on the 1st through 28th day of a month on either a quarterly, semi-annual or annual basis. You may change or terminate portfolio rebalancing by Written Notice, or by other non-written communication methods acceptable for transfer requests. Upon the death of any Owner portfolio rebalancing will continue until canceled by the Beneficiary(s).

    There is no charge for portfolio rebalancing. Automatic transfers made to facilitate portfolio rebalancing will not count toward the 12 transfers permitted each Contract Year if Protective Life elects to limit transfers, or the designated number of free transfers in any Contract Year if the Company elects to charge for transfers in excess of that number in any Contract Year. We reserve the right to discontinue portfolio rebalancing upon 30 days' written notice to the Owner.

SURRENDERS AND PARTIAL SURRENDERS


    SURRENDER. At any time before the Annuity Commencement Date, the Owner may request a surrender of the Contract for its surrender value. The surrender value will be determined as of the end of the Valuation Day on which Written Notice requesting surrender and the Contract are received at our administrative office. (See "Surrender Charge".) The surrender value will be paid in a lump sum unless the Owner requests payment under a payment option. A surrender may have federal income tax consequences. (See "Taxation of Partial and Full Surrenders".) Under certain Annuity Options, a surrender value may be available. (See "Annuitization".)

    PARTIAL SURRENDERS. At any time before the Annuity Commencement Date, an Owner may make a partial surrender of the Contract Value provided the Contract Value remaining after the surrender is at least $10,000. The Company will withdraw the amount requested from the Contract Value as of the Valuation Period during which Written Notice requesting the partial surrender is received. Any applicable surrender charge will be deducted from the amount requested. (See "Surrender Charge".)


    The Owner may specify the amount of the partial surrender to be made from any Allocation Option. If the Owner does not so specify, or if the amount in the designated account(s) is inadequate to comply with the request, the partial surrender will be made from each Allocation Option based on the proportion that the value of each Allocation Option bears to the total Contract Value.

    A partial surrender may have federal income tax consequences. (See "Taxation of Partial and Full Surrenders".)


    CANCELLATION OF ACCUMULATION UNITS. Surrenders and partial surrenders, including any surrender charges, will result in the cancellation of Accumulation Units from each applicable Sub-Account(s) and/or in a reduction of the Guaranteed Account Value.


    SURRENDER AND PARTIAL SURRENDER RESTRICTIONS. The Owner's right to make surrenders and partial surrenders is subject to any restrictions imposed by applicable law or employee benefit plan.

    RESTRICTIONS ON DISTRIBUTIONS FROM CERTAIN TYPES OF CONTRACTS. There are certain restrictions on surrenders and partial surrenders of Contracts used as funding vehicles for Code Section 403(b) retirement plans. Section 403(b)(11) of the Code restricts the distribution under Section 403(b) annuity contracts of:
(i) contributions made pursuant to a salary reduction agreement in years beginning after December 31, 1988; (ii) earnings on those contributions; and
(iii) earnings after December 31, 1988 on amounts attributable to salary reduction contributions held as of December 31, 1988. Distributions of those amounts may only occur upon the death of the employee, attainment of age 59 1/2, separation from service, disability, or hardship. In addition, income attributable to salary reduction contributions may not be distributed in the case of hardship.

    In the case of certain Qualified Plans, federal tax law imposes restrictions on the form and manner in which benefits may be paid. For example, spousal consent may be needed in certain instances before a distribution may be made.


    PARTIAL AUTOMATIC WITHDRAWALS. Currently, the company offers a partial automatic withdrawal plan. This plan allows you to pre-authorize periodic partial surrenders prior to the Annuity Commencement Date. You may elect to participate in this plan at the time of application or at a later date by properly completing an election form. In order to participate in the plan you must have: (1) made an initial Purchase Payment of at least $20,000, or (2) a Contract Value as of the previous Contract Anniversary equal to $20,000. The partial automatic withdrawal plan and the automatic purchase payment plan may not be elected simultaneously. (See "Purchase Payments".) There are federal income tax consequences to partial automatic withdrawals from the Contract and the Owner should, therefore, consult with his or her tax advisor before participating in any withdrawal program. (See "Taxation of Partial and Full Surrenders".)



    When you elect the partial automatic withdrawal plan, you will instruct Protective Life to withdraw a level dollar amount from the Contract on a monthly or quarterly basis. Partial automatic withdrawals may be made on the 1st through the 28th day of each month. The amount requested must be at least $100 per withdrawal. Unless you instruct us, at the time you initiate the partial automatic withdrawal plan or at some later time, to change the withdrawal amount we will continue to process withdrawals for the designated amount. If, during any Contract Year, the amount of the withdrawals exceeds the "free withdrawal amount" described in the "Surrender Charge" section of this prospectus, we will deduct a surrender charge when applicable. (See "Surrender Charge".) Partial automatic withdrawals will be taken pro-rata from the Allocations Options in proportion to the value each Allocation Option bears to the total

Contract Value and will be made only by an electronic fund transfer. We will pay you the amount requested each month or quarter as applicable and cancel the applicable Accumulation Units.


    If any partial automatic withdrawal transaction would result in a Contract Value of less than $10,000 after the withdrawal, the transaction will not be completed and the partial automatic withdrawal plan will terminate. The partial automatic withdrawal plan will also terminate in the event that a non-automated partial surrender is made from a Contract participating in the plan, except on a partial surrender taken as a minimum required distribution from a Qualified Plan. (See "Qualified Retirement Plans".). Upon notification of the death of any Owner the Company will terminate the partial automatic withdrawal plan. The partial automatic withdrawal plan may be discontinued by the Owner at any time by Written Notice.


    There is no charge for the partial automatic withdrawal plan, however a surrender charge may apply to amounts withdrawn as described above. We reserve the right to discontinue the partial automatic withdrawal plan upon written notice to you.

                             THE GUARANTEED ACCOUNT

    The Guaranteed Account has not been, and is not required to be, registered with the SEC under the Securities Act of 1933, and neither these accounts nor the Company's general account have been registered as an investment company under the 1940 Act. Therefore, neither the Guaranteed Account, the Company's general account, nor any interests therein are generally subject to regulation under the 1933 Act or the 1940 Act. The disclosures relating to the Guaranteed Account included in this prospectus are for the Owner's information and have not been reviewed by the SEC. However, such disclosures may be subject to certain generally applicable provisions of federal securities law relating to the accuracy and completeness of statements made in prospectuses.

    The Guaranteed Account currently includes the Fixed Account and two DCA Fixed Accounts. The Fixed Account and the DCA Fixed Accounts are part of Protective Life's general account. The assets of Protective Life's general account support its insurance and annuity obligations and are subject to Protective Life's general liabilities from business operations. Since the Fixed Account and the DCA Fixed Accounts are part of the general account, Protective Life assumes the risk of investment gain or loss on this amount.

    Except for certain Contracts issued in certain states, you may allocate some or all of your Purchase Payments and may transfer some or all of your Contract Value to an account within the Guaranteed Account, except that transfers may not be made into any DCA Fixed Account, and Purchase Payments may not be allocated to any DCA Fixed Account when that DCA Fixed Account value is greater than $0. All previously allocated funds must be transferred out of a DCA Fixed Account prior to allocating a subsequent Purchase Payment to that DCA Fixed Account. Amounts allocated or transferred to an account within the Guaranteed Account earn interest from the date the funds are credited to the account.

    The interest rate we apply to Purchase Payments and transfers into the Fixed Account is guaranteed for one year from the date the Purchase Payment or transfer is credited to the account. When an interest rate guarantee expires, we will set a new interest rate, which may not be the same as the interest rate then in effect for Purchase Payments or transfers allocated to the Fixed Account. The new interest rate is also guaranteed for one year.

    DCA Fixed Accounts are designed to systematically transfer amounts to other Allocation Options over a designated period. The interest rate we apply to Purchase Payments allocated to a DCA Fixed Account is guaranteed for the period over which transfers are allowed from that DCA Fixed Account.


    From time to time, we may offer Fixed Accounts or DCA Fixed Accounts with different interest guaranteed periods. We, in our sole discretion, establish the interest rates for each account in the Guaranteed Account. We will not declare a rate that is less than an annual effective interest rate of 3.00%. Because these rates vary from time to time, allocations made to the same account within the Guaranteed Account at different times may earn interest at different rates.

    GUARANTEED ACCOUNT VALUE. Any time prior to the Annuity Commencement Date, the Guaranteed Account value is equal to the sum of: (1) Purchase Payments and associated Credits allocated to the Guaranteed Account; plus (2) amounts transferred into the Guaranteed Account; plus (3) interest credited to the Guaranteed Account; minus (4) amounts transferred out of the Guaranteed Account; minus (5) the amount of any surrenders removed from the Guaranteed Account, including any surrender charges and applicable premium tax; minus (6) Credits and fees deducted from the Guaranteed Account. For the purposes of interest crediting, amounts deducted, transferred or withdrawn from accounts within the Guaranteed Account will be separately accounted for on a "first-in, first-out"
(FIFO) basis.

                                 DEATH BENEFIT

    If any Owner dies before the Annuity Commencement Date and while this Contract is in force, the Company will pay a death benefit, less any applicable premium tax, to the Beneficiary. The death benefit will be determined as of the end of the Valuation Period during which we receive due proof of death. Only one death benefit is payable under this Contract, even though the Contract may, in some circumstances, continue beyond the time of an Owner's death. If any Owner is not a natural person, the death of the Annuitant is treated as the death of an Owner. In the case of certain Qualified Contracts, regulations promulgated by the Treasury Department prescribe certain limitations on the designation of a Beneficiary.

    The death benefit may be taken in one sum immediately, in which event the Contract will terminate. If the death benefit is not taken immediately as a lump sum, then the entire interest in the Contract must be distributed under one of the following options:

        (1) the entire interest must be distributed over the life of the Beneficiary, or over a period not extending beyond the life expectancy of the Beneficiary, with distribution beginning within one year of the Owner's death; or,

        (2) the entire interest must be distributed within 5 years of the Owner's death.

    If the Beneficiary is the deceased Owner's spouse, the surviving spouse may elect, in lieu of receiving a death benefit, to continue the Contract and become the new Owner, provided the deceased Owner's spouse's 80th birthday is after the Effective Date and the 90th birthday is after the Annuity Commencement Date then in effect. In certain states, more restrictive age conditions may apply. The surviving spouse may select a new Beneficiary. Upon this spouse's death, the death benefit will become payable and must then be distributed to the new Beneficiary in one sum immediately or according to either paragraph (1) or (2), above.

    If there is more than one Beneficiary, the foregoing provisions apply to each Beneficiary individually.

    For a period of one year after any change of ownership involving a natural person, the death benefit will equal the Contract Value less any Credits added during the 12 months prior to death regardless of whether the standard or optional death benefit was selected. Whenever Credits are deducted from this Contract, they are removed pro-rata from among the current Allocation Options.

    The death benefit provisions of this Contract shall be interpreted to comply with the requirements of Section 72(s) of the Internal Revenue Code. We reserve the right to endorse this Contract, as necessary, to conform with regulatory requirements. We will send you a copy of any endorsement containing such Contract modifications.

STANDARD DEATH BENEFIT

    The standard death benefit will equal the greater of: (1) the Contract Value less any Credits added to the Contract during the 12 months prior to the date of death; or (2) aggregate Purchase Payments less aggregate amounts surrendered, including associated surrender charges.

OPTIONAL BENEFIT PACKAGES



    At the time of application, the Owner may purchase an optional benefit package that may provide a death benefit which is greater than the standard death benefit provided under the Contract. A death benefit available under an optional benefit rider must be distributed according to the rules in the "Death Benefit" section above.



    Currently, two optional benefit packages are available in most states. Both optional benefit packages also contain, in states where permitted, a waiver of surrender charge provision. (See "Waiver of Surrender Charges.") If the Owner purchases one of these packages, the mortality and expense risk expense charge will increase by 0.15% to 1.40%, for total mortality and expense risk and administration charges of 1.55%. (See "Charges and Deductions".) Once an optional benefit package is selected, the option may not be canceled or changed. If any Owner is not a natural person, we will treat references to the Owner's birthday as references to the Annuitant's birthday.



    ANNUAL RESET DEATH BENEFIT PACKAGE. We will determine an annual reset anniversary value on each Contract Anniversary occurring before the earlier of the deceased Owner's 80th birthday or the deceased Owner's date of death. Each annual reset anniversary value is equal to the sum of: the Contract Value on that Contract Anniversary; plus all Purchase Payments and Credits since that Contract Anniversary; minus all amounts surrendered including associated surrender charges since that Contract Anniversary.


    The death benefit will equal the greatest of: (1) the Contract Value less any Credits added during the 12 months prior to death; or (2) aggregate Purchase Payments less aggregate surrenders including associated surrender charges; or
(3) the greatest annual reset anniversary value attained less any Credits added during the 12 months prior to death.


    COMPOUND AND 3-YEAR RESET DEATH BENEFIT PACKAGE. We will determine a compound anniversary value on the most recent Contract Anniversary before the earlier of the deceased Owner's 80th birthday or the deceased Owner's date of death.


    The compound anniversary value is equal to the sum of:

        (a) the accumulation to the Contract Anniversary of all Purchase Payments and Credits prior to that Contract Anniversary, minus the accumulation of amounts surrendered including associated surrender charges prior to that Contract Anniversary; plus,

        (b) any Purchase Payments and Credits on or since that Contract Anniversary, minus any amounts surrendered including associated surrender charges on or since that Contract Anniversary.

    If the Effective Date is before the deceased Owner's 71st birthday, the amounts in (a) will accumulate at an annual effective interest rate of 4.00%. If the Effective Date is on or after the deceased Owner's 71st birthday, the amounts in (a) will accumulate at an annual effective interest rate of 3.00%

    We will determine a 3-year reset anniversary value every 3rd Contract Anniversary occurring before the earlier of the deceased Owner's 80th birthday or the deceased Owner's date of death. Each 3-year reset anniversary value is equal the sum of: the Contract Value on that Contract Anniversary; plus all Purchase Payments and Credits since that Contract Anniversary; minus all amounts surrendered including associated surrender charges since that Contract Anniversary.

    The death benefit will equal the greatest of: (1) the Contract Value less any Credits added during the 12 months prior to death; or (2) aggregate Purchase Payments less aggregate surrenders including associated surrender charges; or
(3) the compound anniversary value less any Credits added during the 12 months prior to death; or (4) the greatest 3-year reset anniversary value attained less any Credits added during the 12 months prior to death.

    Refer to Appendix B for an example of the calculation of each death benefit.

                        SUSPENSION OR DELAY IN PAYMENTS

    Payments of a partial or full surrender of the Variable Account Value or death benefit are usually made within seven (7) calendar days. However, the Company may delay such payment of a partial or full surrender of the Variable Account Value or death benefit for any period in the following circumstances:

        1)  when the New York Stock Exchange is closed; or

        2)  when trading on the New York Stock Exchange is restricted; or

        3) when an emergency exists (as determined by the SEC as a result of which (a) the disposal of securities in the Variable Account is not reasonably practical; or (b) it is not reasonably practical to determine fairly the value of the net assets of the Variable Account); or

        4) when the SEC, by order, so permits for the protection of security holders.

    The Company may delay payment of a partial or full surrender from the Guaranteed Account for up to six months where permitted.

                             CHARGES AND DEDUCTIONS

SURRENDER CHARGE (CONTINGENT DEFERRED SALES CHARGE)

    GENERAL. No charge for sales expenses is deducted from Purchase Payments at the time Purchase Payments are paid. However, within certain time limits described below, a surrender charge (contingent deferred sales charge) is deducted from the Contract Value if a full or partial surrender is made before the Annuity Commencement Date. The surrender charge is not applied to the payment of a death benefit.


    In the event surrender charges are not sufficient to cover sales expenses, the loss will be borne by Protective Life; conversely, if the amount of such charges provides more than enough to cover such expenses, the excess will be retained by Protective Life. Protective Life does not currently believe that the surrender charges imposed will cover the expected costs of distributing the Contracts. Any shortfall will be made up from Protective Life's general assets which may include amounts derived from the mortality and expense risk charge.


    CHARGE FOR FULL AND PARTIAL SURRENDERS. Each Contract Year you may withdraw a specified amount, called the "free withdrawal amount", from your Contract without incurring a surrender charge. During the first Contract Year the free withdrawal amount is equal to 10% of your initial Purchase Payment(s) and is available only through the partial automatic withdrawal plan. After the first Contract Year the free withdrawal amount is equal to 10% of the Contract Value on the prior Contract Anniversary and is available through either the partial automatic withdrawal plan or through partial surrenders. No free withdrawal amount is available upon a full surrender. Amounts surrendered during a Contract Year in excess of the free withdrawal amount, and full surrenders, are subject to the surrender charge.

    We calculate the surrender charge by first allocating surrendered Contract Value in excess of any free withdrawal amount to Purchase Payments not previously assessed with a surrender charge on a "first-in, first-out" (FIFO) basis. We then allocate any remaining surrendered Contract Value pro-rata to these Purchase Payments. The surrender charge is the total of each of the allocated amounts of surrendered Contract Value multiplied by its applicable surrender charge percentage, as shown below. If the surrendered Contract Value exceeds any free withdrawal amount and if no surrendered Contract Value was allocated to Purchase Payments, the surrender charge on the surrendered Contract Value is determined by applying the surrender charge percentage associated with the most recent Purchase Payment we accepted.

                                                                                   SURRENDER CHARGE
NUMBER OF FULL YEARS ELAPSED BETWEEN                                                AS PERCENTAGE
THE DATE PURCHASE PAYMENT WAS ACCEPTED                                                OF AMOUNT
AND THE DATE OF SURRENDER                                                            SURRENDERED
---------------------------------------------                                      ----------------
0................................................................................          8.5%
1................................................................................          8.5%
2................................................................................          8.5%
3................................................................................          8.0%
4................................................................................          7.0%
5................................................................................          6.0%
6................................................................................          5.0%
7................................................................................          3.0%
8................................................................................          1.0%
9+...............................................................................            0%


    The cumulative surrender charges assessed will never exceed 8.5% of the total Purchase Payments accepted by us under this Contract. The amount we will pay upon a full or partial surrender is equal to the Contract Value surrendered minus any applicable surrender charge, any contract maintenance fee, and any applicable premium tax.


    Refer to Appendix C for an example of how the surrender charge is calculated.


    REDUCTION OR ELIMINATION OF SURRENDER CHARGE. Surrender charges may be decreased or waived on Contracts issued to a trustee, employer or similar entity pursuant to a retirement plan or when sales are made in a similar arrangement where offering the Contracts to a group of individuals under such a program results in saving of sales expenses. The entitlement to such a reduction in surrender charge will be determined by the Company.


    Surrender charges may also be waived on partial surrenders taken as a minimum distribution required under federal or state tax laws. (See "Qualified Retirement Plans".) During any Contract Year, the total amount of such partial surrenders will reduce the free withdrawal amount available on any subsequent partial surrender.



    WAIVER OF SURRENDER CHARGES. If you select an optional benefit package, and in states where permitted, we will waive any applicable surrender charge if, at any time after the first Contract Year:


    (1) you are first diagnosed as having a terminal illness by a physician that is not related to you or the Annuitant; or,

    (2) you enter, for a period of at least ninety (90) days, a facility which is both

       (a) licensed by the state; and,

       (b) qualified as a skilled nursing home facility under Medicare or Medicaid.


    For Contracts purchased in the State of Texas, we will also waive surrender charges on these conditions during the first Contract Year.


    The term "terminal illness" means that you are diagnosed as having a non-correctable medical condition that, with a reasonable degree of medical certainty, will result in your death in less than 12 months. Written proof of a terminal illness satisfactory to the Company must be submitted. The Company reserves the right to require an examination by a physician of its choice.

    Once the waiver of surrender charges has been granted, no surrender charges will apply to the Contract in the future and no additional Purchase Payments will be accepted by the Company. We will deduct the amount of any Credits added to the Contract Value during the 12 months prior to the date we first waive surrender charges. When Credits are deducted from this Contract, they are removed pro-rata from among the current Allocation Options.

    If any Owner is not an individual, the Waiver of Surrender Charge provisions will apply to the Annuitant.

    SUSPENSION OF BENEFITS. For a period of one year after any change of ownership involving a natural person, the surrender charges will not be waived under the provision above.

MORTALITY AND EXPENSE RISK CHARGE


    To compensate Protective Life for assuming mortality and expense risks, we deduct a daily mortality and expense risk charge. Prior to the Annuity Commencement Date, for Contracts issued with the standard death benefit the charge is equal, on an annual basis, to 1.25% of the average daily net assets of the Variable Account attributable to such Contracts. If you select one of the optional benefit packages, the mortality and expense risk expense charge will increase by 0.15% for a total mortality and expense risk charge of 1.40% of the average annual daily net assets of the Variable Account attributable to your Contract. (See "Optional Benefit Riders".) On, and after the Annuity Commencement Date, the mortality and expense risk charge is equal to 1.25% of the average annual daily net assets of the Variable Account attributable to a Contract.


    The mortality risk Protective Life assumes is that Annuitant(s) may live for a longer period of time than estimated when the guarantees in the Contract were established. Because of these guarantees, each Payee is assured that longevity will not have an adverse effect on the annuity payments received. The mortality risk that Protective Life assumes also includes a guarantee to pay a death benefit if the Owner dies before the Annuity Commencement Date. The expense risk that Protective Life assumes is the risk that the administration charge, contract maintenance fee and transfer fees may be insufficient to cover actual future expenses. It is possible that the mortality and expense risk charge (or a portion of it) could be treated as a distribution for tax purposes. (See "Federal Tax Matters.")


ADMINISTRATION CHARGES



    We will deduct an administration charge equal, on an annual basis, to 0.15% of the daily net asset value of each Sub-Account in the Variable Account. This deduction is made to reimburse Protective Life for expenses incurred in the administration of the Contract and the Variable Account. The administration charge is deducted only from the Variable Account value. The Variable Account is not responsible for any other operating expenses.


TRANSFER FEE

    Currently, there is no charge for transfers. Protective Life reserves the right, however, to charge $25 for each transfer after the first 12 transfers in any Contract Year. For the purpose of assessing the fee, each request would be considered to be one transfer, regardless of the number of Allocation Options affected by the transfer in one day. The fee would be deducted from the amount being transferred.

CONTRACT MAINTENANCE FEE

    Prior to the Annuity Commencement Date, the contract maintenance fee is $30 and is deducted from the Contract Value on each Contract Anniversary, and on any day that the Contract is surrendered other than the Contract Anniversary. The contract maintenance fee will be deducted from the Allocation Options in the same proportion as their values are to the Contract Value. The contract maintenance fee will be waived by the Company in the event the Contract Value or the aggregate Purchase Payments reduced by surrenders and associated surrender charges equals or exceeds $50,000 on the date the contract maintenance fee is to be deducted.

    In addition, the contract maintenance fee may be reduced or waived for Contracts issued to employees and registered representatives of any member of the selling group and their spouses and minor children, or to officers, directors, trustees, or bona-fide full time employees of Protective Life or the investment advisers of any of the Funds or their affiliated companies (based upon the Owner's status at the time the Contract is purchased). Such waiver or reduction will only be made to the extent that Protective Life estimates that it will incur lower administrative expenses or perform fewer administrative services.

FUND EXPENSES

    The net assets of each Sub-Account of the Variable Account will reflect the investment management fees and other operating expenses incurred by the Funds. For each Fund, an investment manager is paid a daily fee for its services. (See the prospectuses for the Funds, which accompany this Prospectus.)

PREMIUM TAXES

    Some states impose premium taxes at rates currently ranging up to 3.5%. If premium taxes apply to your Contract, we will deduct them from the Purchase Payment(s) when accepted or from the Contract Value upon a full or partial surrender, death or annuitization.

OTHER TAXES

    Currently, no charge will be made against the Variable Account for federal, state or local taxes other than premium taxes. We reserve the right, however, to deduct a charge for taxes attributable to the operation of the Variable Account.

                                 ANNUITIZATION

ANNUITY COMMENCEMENT DATE

    On the Effective Date, the Annuity Commencement Date is the earlier of any Owner's 90th birthday or the Annuitant's 90th birthday. The Owner may change the Annuity Commencement Date by Written Notice. The proposed Annuity Commencement Date must be at least 30 days after the date the written request is received by the Company, and at least 10 years after the most recent Purchase Payment. The new Annuity Commencement Date may not be later than the earlier of the oldest Owner's 90th birthday or the Annuitant's 90th birthday. In certain states, more restrictive age conditions may apply. Annuity Commencement Dates that represent an advanced age for the Annuitant (E.G., past age 85), may in certain circumstances have adverse income tax consequences. (See "Federal Income Tax Matters".) Distributions from Qualified Contracts may be required before the Annuity Commencement Date.

    On the Annuity Commencement Date, we will apply your Contract Value, less any applicable charges and premium tax, to the Annuity Option you have selected to determine an annuity income payment. You may elect to receive a fixed income payment, a variable income payment, or a combination of both using the same Annuity Option and certain period.

FIXED INCOME PAYMENTS

    Fixed income payments are periodic payments from the Company to the designated Payee, the amount of which is fixed and guaranteed by the Company. Fixed income payments are not in any way dependent upon the investment experience of the Variable Account. Once fixed income payments have begun, they may not be surrendered.

VARIABLE INCOME PAYMENTS

    Variable income payments are periodic payments from the Company to the designated Payee, the amount of which varies from one payment to the next as a reflection of the net investment experience of the Sub-Account(s) you select to support the payments.

    ANNUITY UNITS. On the Annuity Commencement Date, we will apply the Contract Value you have allocated to variable income payments (less applicable charges and premium taxes) to the variable Annuity Option you have selected. Using an interest assumption of 5%, we will determine the dollar amount that would equal a variable income payment if a payment were made on that date. (No payment is actually made on that date.) We will then allocate that dollar amount among the Sub-Accounts you selected to support your variable income payments, and we will determine the number of Annuity Units in each of those Sub-Accounts that is credited to your Contract. We will make this determination based on the Annuity Unit values established at the close of regular trading on the New York Stock Exchange on the Annuity Commencement Date. If the Annuity Commencement Date is a day on which the New York Stock Exchange is closed, we will determine the number of Annuity Units on the next day on which the New York Stock Exchange is open. The number of Annuity Units attributable to each Sub-Account under a Contract remains constant unless there is an exchange of Annuity Units between Sub-Accounts.

    VARIABLE INCOME PAYMENTS. We will determine the amount of your variable income payment no earlier than five Valuation Days before the date on which a payment is due, using values established at the close of regular trading on the New York Stock Exchange that day.

    The dollar amount of each variable income payment attributable to each Sub-Account is determined by multiplying the number of Annuity Units of that Sub-Account credited to your Contract by the Annuity Unit value (described below) for that Sub-Account on the Valuation Period during which the payment is determined. The dollar value of each variable income payment is the sum of the variable income payment attributable to each Sub-Account.

    The Annuity Unit value of each Sub-Account for any Valuation Period is equal to (a) multiplied by (b) divided by (c) where:

    (a) is the Net Investment Factor for the Valuation Period for which the Annuity Unit value is being calculated;

    (b) is the Annuity Unit value for the preceding Valuation Period; and

    (c) is a daily Assumed Investment Return (AIR) factor adjusted for the number of days in the Valuation Period.

    The AIR is equal to 5%, and the AIR factor is equal to one plus the AIR, or
1.05. The annual factor can be translated into a daily factor of 1.00013368.

    If the net investment return of the Sub-Account for a variable income payment period is equal to the AIR during that period, the variable income payment attributable to that Sub-Account for that period will equal the payment for the prior period. To the extent that such net investment return exceeds the AIR for that period, the payment for that period will be greater than the payment for the prior period; to the extent that such net investment return falls short of the AIR for that period, the payment for that period will be less than the payment for the prior period.


    Refer to Appendix D for an explanation of the variable annuitization calculation.


    EXCHANGE OF ANNUITY UNITS. After the Annuity Commencement Date, you may exchange the dollar amount of a designated number of Annuity Units of a particular Sub-Account for an equivalent dollar amount of Annuity Units of another Sub-Account. On the date of the exchange, the dollar amount of a variable income payment generated from the Annuity Units of either Sub-Account would be the same. Only one exchange between Sub-Accounts is allowed in any calendar month, and no exchanges are allowed between the Guaranteed Account and the Variable Account.

ANNUITY OPTIONS.

    You may select an Annuity Option, or change your selection by Written Notice received by the Company not later than 30 days before the Annuity Commencement Date. If you have not selected an Annuity Option within 30 days of the Annuity Commencement Date, we will apply your Contract Value to Option B--Life Income with Payments for a 10 Year Certain Period, with the Variable Account value used to purchase variable income payments and the Guaranteed Account value used to purchase fixed income payments.

    You may select from among the following Annuity Options:


    OPTION A--PAYMENTS FOR A CERTAIN PERIOD: Payments will be made for the period you select. No certain period may be longer than 30 years. Payments under this Annuity Option do not depend on the life of an Annuitant. The Contract may be surrendered for its commuted value while variable income payments under Option A are being made.


    OPTION B--LIFE INCOME WITH OR WITHOUT A CERTAIN PERIOD: Payments are based on the life of an Annuitant. If you elect to include a certain period, payments will be made for the lifetime of the Annuitant(s), with payments guaranteed for the certain period you select. No certain period may be longer than 30 years. Payments stop at the end of the selected certain period or when the Annuitant(s) dies, whichever is later. We reserve the right to demand proof that the Annuitant(s) is living prior to making any payment after completion of the certain period. IF NO CERTAIN PERIOD IS SELECTED, PAYMENTS WILL STOP UPON THE DEATH OF THE ANNUITANT(S), NO MATTER HOW FEW OR HOW MANY PAYMENTS HAVE BEEN MADE. The Contract may not be surrendered while variable income payments under Option B are being made.

    ADDITIONAL OPTION: The Contract Value, less applicable premium tax, may be used to purchase any annuity contract that we offer on the date this option is elected.

MINIMUM AMOUNTS.

    If your Contract Value is less than $5,000 on the Annuity Commencement Date, we reserve the right to pay the Contract Value in one lump sum. If at any time your annuity income payments are less than the minimum payment amount according to the Company's rules then in effect, we reserve the right to change the frequency to an interval that will result in a payment at least equal to the minimum.

DEATH OF ANNUITANT OR OWNER AFTER ANNUITY COMMENCEMENT DATE

    In the event of the death of any Owner on or after the Annuity Commencement Date, the Beneficiary will become the new Owner. If any Owner or Annuitant dies on or after the Annuity Commencement Date and before all benefits under the Annuity Option selected have been paid, any remaining portion of such benefits will be paid out at least as fast as under the Annuity Option being used when the Owner or Annuitant died. After the death of the Annuitant, any remaining payments shall be payable to the Beneficiary unless you specified otherwise before the Annuitant's death.

                            YIELDS AND TOTAL RETURNS

    From time to time, Protective Life may advertise or include in sales literature yields, effective yields, and total returns for the Sub-Accounts. THESE FIGURES ARE BASED ON HISTORIC RESULTS AND DO NOT INDICATE OR PROJECT FUTURE PERFORMANCE. Certain Funds have been in existence prior to the commencement of the offering of the Contract described in this prospectus, and prior to the investment by the Sub-Accounts in such Funds. The Variable Account may advertise the performance of the Sub-Accounts that invest in these Funds for these prior periods. The performance information of any period prior to the commencement of the offering of the Contract and the investments by the Sub-Accounts is calculated as if the Contract had been offered during those periods and the Sub-Account had invested in those Funds during those periods, using current charges and expenses. Protective Life may, from time to time, advertise or include in sales literature Sub-Account performance relative to certain performance rankings and indices compiled by independent organizations. More detailed information as to the calculation of performance information, as well as comparisons with unmanaged market indices, appears in the Statement of Additional Information.

    Yields, effective yields, and total returns for the Sub-Accounts are based on the investment performance of the corresponding Funds. The Funds' performance also reflects the Funds' expenses. Certain of the expenses of each Fund may be reimbursed by the investment manager. (See the Prospectuses for the Funds.)

    The yield of the PIC Money Market Sub-Account refers to the annualized income generated by an investment in the Sub-Account over a specified seven-day period. The yield is calculated by assuming that the income generated for that seven-day period is generated each seven day period over a 52 week period and is shown as a percentage of the investment. The effective yield is calculated similarly but when annualized the income earned by an investment in the Sub-Account is assumed to be reinvested. The effective yield will be slightly higher than the yield because of the compounding effect of this assumed reinvestment.

    The yield of a Sub-Account (except the PIC Money Market Sub-Account) refers to the annualized income generated by an investment in the Sub-Account over a specified 30 day or one-month period. The yield is calculated by assuming that the income generated by the investment during that 30 day or one month period is generated each period over a 12 month period and is shown as a percentage of the investment.


    The cumulative total return of a Sub-Account refers to return quotations assuming an investment under a Contract has been held in the Sub-Account for various periods of time including, but not limited to, a period measured from the date the Sub-Account commenced operations. Average annual total return refers to total return quotations that are annualized based on an average return over various periods of time.



    The average annual total return quotations represent the average annual compounded rates of return that would equate an initial investment of $1,000 under a Contract to the redemption value of that investment as of the last day of each of the periods for which the quotations are provided. Average annual total return information shows the average percentage change in the value of an investment in the Sub-Account from the beginning date of the measuring period to the end of that period. This standardized version of average annual total return reflects all historical investment results, less all charges and deductions applied against the Sub-Account (including any Surrender Charge that would apply if an Owner terminated the Contract at the end of each period indicated, but excluding any deductions for premium taxes). When a Sub-Account other than the PIC Money Market Sub-Account has been in operation for one, five and ten years, respectively, the standard version average annual total return for these periods will be provided.



    In addition to the standard version of average annual total return described above, total return performance information computed on non-standard bases may be used in advertisements or sales literature. Average annual total return information may be presented, computed on the same basis as the standard version except deductions will include neither the surrender charge nor the contract maintenance fee, and Credits associated with Purchase Payments may or may not be reflected. In addition, Protective Life may from time to time disclose average annual total return in other non-standard formats and cumulative total return for Contracts funded by the Sub-Accounts.


    Protective Life may, from time to time, also disclose yield, standard average annual total returns, and non-standard total returns for the Funds.

    Non-standard performance data will only be disclosed if the standard performance data for the required periods is also disclosed. For additional information regarding the calculation of other performance data, please refer to the Statement of Additional Information.

    In advertising and sales literature, the performance of each Sub-Account may be compared to the performance of other variable annuity issuers in general or to the performance of particular types of variable annuities investing in mutual funds, or investment portfolios of mutual funds with investment objectives similar to each of the Sub-Accounts. Lipper Analytical Services, Inc. ("Lipper"), the Variable Annuity Research Data Service ("VARDS"), and Morningstar Inc. ("Morningstar") are independent services which monitor and rank the performance of variable annuity issuers in each of the major categories of investment objectives on an industry-wide basis.

    Lipper and Morningstar rankings include variable life insurance issuers as well as variable annuity issuers. VARDS rankings compare only variable annuity issuers. The performance analyses prepared by Lipper, Morningstar and VARDS each rank such issuers on the basis of total return, assuming reinvestment of distributions, but do not take sales charges, redemption fees, or certain expense deductions at the separate account level into consideration. In addition, VARDS prepares risk adjusted rankings, which consider the effects of market risk on total return performance. This type of ranking provides data as to which funds provide the highest total return within various categories of funds defined by the degree of risk inherent in their investment objectives.

    Advertising and sales literature may also compare the performance of each Sub-Account to the Standard & Poor's Index of 500 Common Stocks, a widely used measure of stock performance. This unmanaged index assumes the reinvestment of dividends but does not reflect any "deduction" for the expense of operating or managing an investment portfolio. Other independent ranking services and indices may also be used as a source of performance comparison.

    Protective Life may also report other information including the effect of tax-deferred compounding on a Sub-Account's investment returns, or returns in general, which may be illustrated by tables, graphs, or charts.

    All income and capital gains derived from Sub-Account investments are reinvested and can lead to substantial long-term accumulation of assets, provided that the underlying Fund's investment experience is positive.

                              FEDERAL TAX MATTERS

INTRODUCTION

    The following discussion of the federal income tax treatment of the Contract is not exhaustive, does not purport to cover all situations, and is not intended as tax advice. The federal income tax treatment of the Contract is unclear in certain circumstances, and a qualified tax adviser should always be consulted with regard to the application of law to individual circumstances. This discussion is based on the Code, Treasury regulations, and interpretations existing on the date of this Prospectus. These authorities, however, are subject to change by Congress, the Treasury Department, and judicial decisions.

    This discussion does not address state or local tax consequences associated with the purchase of the Contract. In addition, PROTECTIVE LIFE MAKES NO GUARANTEE REGARDING ANY TAX TREATMENT--FEDERAL, STATE OR LOCAL--OF ANY CONTRACT OR OF ANY TRANSACTION INVOLVING A CONTRACT.

THE COMPANY'S TAX STATUS

    Protective Life is taxed as a life insurance company under the Code. Since the operations of the Variable Account are a part of, and are taxed with, the operations of the Company, the Variable Account is not separately taxed as a "regulated investment company" under the Code. Under existing federal income tax laws, investment income and capital gains of the Variable Account are not taxed to the extent they are applied under a Contract. Protective Life does not anticipate that it will incur any federal income tax liability attributable to such income and gains of the Variable Account, and therefore does not intend to make provision for any such taxes. If Protective Life is taxed on investment income or capital gains of the Variable Account, then Protective Life may impose a charge against the Variable Account in order to make provision for such taxes.

                        TAXATION OF ANNUITIES IN GENERAL

TAX DEFERRAL DURING ACCUMULATION PERIOD

    Under existing provisions of the Code, except as described below, any increase in an Owner's Contract Value is generally not taxable to the Owner until received, either in the form of annuity payments as contemplated by the Contracts, or in some other form of distribution. However, this rule applies only if (1) the investments of the Variable Account are "adequately diversified" in accordance with Treasury Department regulations, (2) the Company, rather than the Owner, is considered the owner of the assets of the Variable Account for federal income tax purposes, and (3) the Owner is an individual (or an individual is treated as the Owner for tax purposes).

    DIVERSIFICATION REQUIREMENTS. The Code and Treasury Department regulations prescribe the manner in which the investments of a segregated asset account, such as the Variable Account, are to be "adequately diversified." If the Variable Account fails to comply with these diversification standards, the Contract will not be treated as an annuity contract for federal income tax purposes and the Owner would generally be taxable currently on the excess of the Contact Value over the premiums paid for the Contact. Protective Life expects that the Variable Account, through the Funds, will comply with the diversification requirements prescribed by the Code and Treasury Department regulations.

    OWNERSHIP TREATMENT. In certain circumstances, variable annuity contract owners may be considered the owners, for federal income tax purposes, of the assets of a segregated asset account, such as the Variable Account, used to support their contracts. In those circumstances, income and gains from the segregated asset account would be includable in the contract owners' gross income. The Internal Revenue Service (the "IRS") has stated in published rulings that a variable contract owner will be considered the owner of the assets of a segregated asset account if the owner possesses incidents of ownership in those assets, such as the ability to exercise investment control over the assets. In addition, the Treasury

Department announced, in connection with the issuance of regulations concerning investment diversification, that those regulations "do not provide guidance concerning the circumstances in which investor control of the investments of a segregated asset account may cause the investor, rather than the insurance company, to be treated as the owner of the assets in the account." This announcement also stated that guidance would be issued by way of regulations or rulings on the "extent to which policyholders may direct their investments to particular sub-accounts [of a segregated asset account] without being treated as owners of the underlying assets." As of the date of this Prospectus, no such guidance has been issued.

    The ownership rights under the Contract are similar to, but different in certain respects from, those described by the IRS in rulings in which it was determined that contract owners were not owners of the assets of a segregated asset account. For example, the Owner of this Contract has the choice of more investment options to which to allocate purchase payments and Variable Account values, and may be able to transfer among investment options more frequently than in such rulings. These differences could result in the Owner being treated as the owner of the assets of the Variable Account and thus subject to current taxation on the income and gains from those assets. In addition, the Company does not know what standards will be set forth in the regulations or rulings which the Treasury Department has stated it expects to issue. Protective Life therefore reserves the right to modify the Contract as necessary to attempt to prevent Contract Owners from being considered the owners of the assets of the Variable Account. However, there is no assurance such efforts would be successful.

    NON-NATURAL OWNER. As a general rule, Contracts held by "non-natural persons" such as a corporation, trust or other similar entity, as opposed to a natural person, are not treated as annuity contracts for federal tax purposes. The income on such Contracts (as defined in the tax law) is taxed as ordinary income that is received or accrued by the Owner of the Contract during the taxable year. There are several exceptions to this general rule for nonnatural Owners. First, Contracts will generally be treated as held by a natural person if the nominal owner is a trust or other entity which holds the Contract as an agent for a natural person. However, this special exception will not apply in the case of any employer who is the nominal owner of a Contract under a non-qualified deferred compensation arrangement for its employees.

    In addition, exceptions to the general rule for non-natural Owners will apply with respect to (1) Contracts acquired by an estate of a decedent by reason of the death of the decedent, (2) certain Qualified Contracts, (3) Contracts purchased by employers upon the termination of certain Qualified Plans, (4) certain Contracts used in connection with structured settlement agreements, and (5) Contracts purchased with a single purchase payment when the annuity starting date is no later than a year from purchase of the Contract and substantially equal periodic payments are made, not less frequently than annually, during the annuity period.

    DELAYED ANNUITY COMMENCEMENT DATES. If the Contract's Annuity Commencement Date occurs (or is scheduled to occur) at a time when the Annuitant has reached an advanced age (E.G., past age 85), it is possible that the Contract would not be treated as an annuity for federal income tax purposes. In that event, the income and gains under the Contract could be currently includable in the Owner's income.

    The remainder of this discussion assumes that the Contract will be treated as an annuity contract for federal income tax purposes.

TAXATION OF PARTIAL AND FULL SURRENDERS

    In the case of a partial surrender, amounts received generally are includable in income to the extent the Owner's Contract Value before the surrender exceeds his or her "investment in the contract." In the case of a full surrender, amounts received are includable in income to the extent they exceed the "investment in the contract." For these purposes, the investment in the contract at any time equals the total of the Purchase Payments made under the Contract to that time (to the extent such payments were neither deductible when made nor excludable from income as, for example, in the case of certain contributions to Qualified Contracts) less any amounts previously received from the Contract which were not included in income. Partial and full surrenders may be subject to a 10% penalty tax. (See "Penalty Tax on Premature Distributions.") Partial and full surrenders may also be subject to federal income tax withholding requirements. (See "Federal Income Tax Withholding.") In addition, in the case of partial and full surrenders from certain Qualified Plans, mandatory withholding requirements may apply, unless a "direct rollover" of the amount surrendered is made. (See "Direct Rollovers".)

    Under the Waiver of Surrender Charges provision of the Contract, amounts distributed may not be subject to Surrender Charges if the Owner has a terminal illness or if the Owner enters, for a period of at least 90 days, certain nursing home facilities. Such distributions will be treated as surrenders for federal tax purposes.

    The Contract provides a death benefit that in certain circumstances may exceed the greater of the Purchase Payments and the Contract Value. As described elsewhere in this Prospectus, the Company imposes certain charges with respect to the death benefit. It is possible that these charges (or some portion thereof) could be treated for federal tax purposes as a partial surrender of the Contract.

TAXATION OF ANNUITY PAYMENTS


    Normally, the portion of each annuity income payment taxable as ordinary income is equal to the excess of the payment over the exclusion amount. In the case of variable income payments, the exclusion amount is the "investment in the contract" (defined above) allocated to the variable Annuity Option, adjusted for any period certain or refund feature, when payments begin to be made divided by the number of payments expected to be made (determined by Treasury Department regulations which take into account the annuitant's life expectancy and the form of annuity benefit selected). In the case of fixed income payments, the exclusion amount is the amount determined by multiplying (1) the payment by (2) the ratio of the investment in the contract allocated to the fixed Annuity Option, adjusted for any period certain or refund feature, to the total expected amount of annuity income payments for the term of the Contract (determined under Treasury Department regulations). Annuity income payments may be subject to federal income tax withholding requirements. (See "Federal Income Tax Income Withholding".) In addition, in the case of annuity income payments from certain Qualified Plans, mandatory withholding requirements may apply, unless a "direct rollover" of such annuity payments is made. (See "Direct Rollovers".)


    Once the total amount of the investment in the contract is excluded using this ratio, annuity payments will be fully taxable. If annuity income payments cease because of the death of the Annuitant and before the total amount of the investment in the contract is recovered, the unrecovered amount generally will be allowed as a deduction.

    There may be special income tax issues present in situations where the Owner and the Annuitant are not the same person and are not married to one another. A tax advisor should be consulted in those situations.

TAXATION OF DEATH BENEFIT PROCEEDS

    Prior to the Annuity Commencement Date, amounts may be distributed from a Contract because of the death of an Owner or, in certain circumstances, the death of the Annuitant. Such death benefit proceeds are includable in income as follows: (1) if distributed in a lump sum, they are taxed in the same manner as a full surrender, as described above, or (2) if distributed under an Annuity Option, they are taxed in the same manner as annuity income payments, as described above.

    After the Annuity Commencement Date, where a guaranteed period exists under an Annuity Option, and the Annuitant dies before the end of that period, payments made to the Beneficiary for the remainder of that period are includable in income as follows: (1) if received in a lump sum, they are included in income to the extent that they exceed the unrecovered investment in the contract at that time, or (2) if distributed in accordance with the existing Annuity Option selected, they are fully excluded from income until the remaining investment in the contract is deemed to be recovered, and all annuity income payments thereafter are fully includable in income.

    Proceeds payable on death may be subject to federal income tax withholding requirements. (See "Federal Income Tax Withholding".) In addition, in the case of such proceeds from certain Qualified Plans, mandatory withholding requirements may apply, unless a "direct rollover" of such proceeds is made. (See "Direct Rollovers".)

ASSIGNMENTS, PLEDGES, AND GRATUITOUS TRANSFERS

    Other than in the case of Contracts issued in connection with certain Qualified Plans (which generally cannot be assigned or pledged), any assignment or pledge (or agreement to assign or pledge) any portion of the Contract Value is treated for federal income tax purposes as a surrender of such amount or portion. The investment in the contract is increased by the amount includable as income with respect to such assignment or pledge, though it is not affected by any other aspect of the assignment or pledge (including its release). If an Owner transfers a Contract without adequate consideration to a person other than the Owner's spouse (or to a former spouse incident to divorce), the Owner will be taxed on the difference between his or her Contract Value and the investment in the contract at the time of transfer. In such case, the transferee's investment in the contract will be increased to reflect the increase in the transferor's income.

PENALTY TAX ON PREMATURE DISTRIBUTIONS

    Where a Contract has not been issued in connection with a Qualified Plan, there generally is a 10% penalty tax on the amount of any payment from the Contract that is includable in income unless the payment is: (a) received on or after the Owner reaches age 59 1/2; (b) attributable to the Owner's becoming disabled (as defined in the tax law); (c) made on or after the death of the Owner or, if the Owner is not an individual, on or after the death of the primary annuitant (as defined in the tax law); (d) made as a series of substantially equal periodic payments (not less frequently than annually) for the life (or life expectancy) of the Annuitant or the joint lives (or joint life expectancies) of the Annuitant and a designated beneficiary (as defined in the tax law), or (e) made under a Contract purchased with a single Purchase Payment when the annuity starting date is no later than a year from purchase of the Contract and substantially equal periodic payments are made, not less frequently than annually, during the annuity period. (Similar rules, discussed below, apply in the case of certain Contracts issued in connection with Qualified Plans.)

AGGREGATION OF CONTRACTS

    In certain circumstances, the amount of an annuity income payment or a surrender from a Contract that is includable in income may be determined by combining some or all of the annuity contracts owned by an individual not issued in connection with Qualified Plans. For example, if a person purchases a Contract offered by this Prospectus and also purchases at approximately the same time an immediate annuity issued by Protective Life, the IRS may treat the two contracts as one contract. In addition, if a person purchases two or more deferred annuity contracts from the same insurance company (or its affiliates) during any calendar year, all such contracts will be treated as one contract for purposes of determining whether any payment not received as an annuity (including surrenders prior to the Annuity Commencement Date) is includable in income. The effects of such aggregation are not clear; however, it could affect the amount of a withdrawal or an annuity payment that is taxable and the amount which might be subject to the 10% penalty tax described above.

LOSS OF INTEREST DEDUCTION WHERE CONTRACT IS HELD BY OR FOR THE BENEFIT OF
  CERTAIN NON-NATURAL PERSONS

    In the case of Contracts issued after June 8, 1997 to a non-natural taxpayer (such as a corporation or a trust), or held for the benefit of such an entity, recent changes in the tax law may result in otherwise deductible interest no longer being deductible by the entity, regardless of whether the interest relates to debt used to purchase or carry the Contract. However, this interest deduction disallowance does not affect Contracts where the income on such Contracts is treated as ordinary income that is received or accrued by the Owner during the taxable year. Entities that are considering purchasing the Contract, or entities that will be Beneficiaries under a Contract, should consult a tax adviser.

                           QUALIFIED RETIREMENT PLANS

IN GENERAL

    The Contracts are also designed for use in connection with certain types of retirement plans which receive favorable treatment under the Code. Numerous special tax rules apply to the participants in Qualified Plans and to Contracts used in connection with Qualified Plans. Therefore, no attempt is made in this Prospectus to provide more than general information about use of the Contract with the various types of Qualified Plans.

    The tax rules applicable to Qualified Plans vary according to the type of plan and the terms and conditions of the plan itself. For example, both the amount of the contribution that may be made, and the tax deduction or exclusion that the Owner may claim for such contribution, are limited under Qualified Plans and vary with the type of plan. Also, for full surrenders, partial surrenders, and annuity income payments under Qualified Contracts, there may be no "investment in the contract" and the total amount received may be taxable. Similarly, loans from Qualified Contracts, where available, are subject to a variety of limitations, including restrictions as to the amount that may be borrowed, the duration of the loan, and the manner in which the loan must be repaid. (Owners should always consult their tax advisors and retirement plan fiduciaries prior to exercising any loan privileges that are available.) Both the amount of the contribution that may be made, and the tax deduction or exclusion that the Owner may claim for such contribution, are limited under Qualified Plans. Those who are considering the purchase of a Contract in connection with a Qualified Plan should consider, in evaluating the suitability of the Contract, that the Contract requires a minimum initial Purchase Payment of $10,000.

    If this Contract is used in connection with a Qualified Plan, the Owner and Annuitant must be the same individual. In addition, special rules apply to the time at which distributions must commence and the form in which the distributions must be paid. For example, the length of any guarantee period may be limited in some circumstances to satisfy certain minimum distribution requirements under the Code. Furthermore, failure to comply with minimum distribution requirements applicable to Qualified Plans will result in the imposition of an excise tax. This excise tax generally equals 50% of the amount by which a minimum required distribution exceeds the actual distribution from the Qualified Plan. In the case of Individual Retirement Accounts or Annuities ("IRAs"), distributions of minimum amounts (as specified in the tax law) must generally commence by April 1 of the calendar year following the calendar year in which the Owner attains age 70 1/2. In the case of certain other Qualified Plans, distributions of such minimum amounts must generally commence by the later of this date or April 1 of the calendar year following the calendar year in which the employee retires.

    There may be a 10% penalty tax on the taxable amount of payments from certain Qualified Contracts. There are exceptions to this penalty tax which vary depending on the type of Qualified Plan. In the case of an IRA, exceptions provide that the penalty tax does not apply to a payment (a) received on or after the Owner reaches age 59 1/2, (b) received on or after the Owner's death or because of the Owner's disability (as defined in the tax law), or (c) made as a series of substantially equal periodic payments (not less frequently than annually) for the life (or life expectancy) of the Owner or for the joint lives (or joint life expectancies) of the Owner and his designated beneficiary (as defined in the tax law). These exceptions, as well as certain others not described herein, generally apply to taxable distributions from other Qualified Plans (although, in the case of plans qualified under sections 401 and 403, exception "c" above for substantially equal periodic payments applies only if the Owner has separated from service). In addition, the penalty tax does not apply to certain distributions from IRAs taken after December 31, 1997 which are used for qualified first time home purchases or for higher education expenses. Special conditions must be met for these two exceptions to the penalty tax. Those wishing to take a distribution from an IRA for these purposes should consult their tax advisor.

    When issued in connection with a Qualified Plan, a Contract will be amended as generally necessary to conform to the requirements of the plan. However, Owners, Annuitants, and Beneficiaries are cautioned that the rights of any person to any benefits under Qualified Plans may be subject to the terms and conditions of the plans themselves, regardless of the terms and conditions of the Contract. In addition, the Company shall not be bound by terms and conditions of Qualified Plans to the extent such terms and conditions contradict the Contract, unless the Company consents.

    Following are brief descriptions of various types of Qualified Plans in connection with which the Company may issue a Contract.

    INDIVIDUAL RETIREMENT ACCOUNTS AND ANNUITIES. Section 408 of the Code permits eligible individuals to contribute to an individual retirement program known as IRAs. IRAs are subject to limits on the amounts that may be contributed, the persons who may be eligible and on the time when distributions may commence. Also, subject to the direct rollover and mandatory withholding requirements (discussed below), distributions from certain Qualified Plans may be "rolled over" on a tax-deferred basis into an IRA.

    The Contract may not, however, be used in connection with an "Education IRA" under Section 530 of the Code, a "Simplified Employee Pension" under Section 408(k) of the Code, or a "Simple IRA" under Section 408(p) of the Code.

    IRAs generally may not invest in life insurance contracts, but an annuity that is purchased by, or used as, an IRA may provide a death benefit that equals the greater of the premiums paid and the contract's cash value. The Contract provides a death benefit that in certain circumstances may exceed the greater of the Purchase Payments and the Contract Value. It is possible that the death benefit could be viewed as violating the prohibition on investment in life insurance contracts with the result that the Contract would not be viewed as satisfying the requirements of an IRA.

    ROTH IRAS. Recently enacted Section 408A of the Code permits eligible individuals to contribute to a type of IRA known as a "Roth IRA. " Roth IRAs differ from other IRAs in several respects. Among the differences is that, although contributions to a Roth IRA are not deductible, "qualified distributions" from a Roth IRA will be excludable from income. The eligibility and mandatory distribution requirements for Roth IRAs also differ from non-Roth IRAs. Furthermore, a rollover may be made to a Roth IRA only if it is a "qualified rollover contribution." A "qualified rollover contribution" is a rollover contribution to a Roth IRA from another Roth IRA or from a non-Roth IRA, but only if such rollover contribution meets the rollover requirements for IRAs under section 408(d)(3) of the Code. In the case of a qualified rollover contribution or a transfer from a non-Roth IRA to a Roth IRA, any portion of the amount rolled over which would be includable in gross income were it not part of a qualified rollover contribution or a nontaxable transfer will be includible in gross income. However, the 10 percent penalty tax on premature distributions generally will not apply to such amounts.

    All or part of amounts in a non-Roth IRA may be converted into a Roth IRA. Such a conversion can be made without taking an actual distribution from the IRA. For example, an individual may make a conversion by notifying the IRA issuer or trustee, whichever is applicable. The conversion of an IRA to a Roth IRA is a special type of qualified rollover distribution. Hence, the IRA participant must be eligible to make a qualified rollover distribution in order to convert an IRA to a Roth IRA. A conversion typically will result in the inclusion of some or all of the IRA value in gross income, as described above. Persons with adjusted gross incomes in excess of $100,000 or who are married and file a separate return are not eligible to make a qualified rollover contribution or a transfer in a taxable year from a non-Roth IRA to a Roth IRA.

    Any "qualified distribution" from a Roth IRA is excludable from gross income. A "qualified distribution" is a payment or distribution which satisfies two requirements. First, the payment or distribution must be (a) made after the Owner attains age 59 1/2, (b) made after the Owner's death, (c) attributable to the Owner being disabled, or (d) a qualified first-time home buyer distribution within the meaning of section 72(t)(2)(F) of the Code. Second, the payment or distribution must be made in a taxable year that is at least five years after
(a) the first taxable year for which a contribution was made to any Roth IRA established for the Owner, or (b) in the case of a payment or distribution properly allocable to a qualified rollover contribution from a non-Roth IRA (or income allocable thereto), the taxable year in which the rollover contribution was made. A distribution from a Roth IRA which is not a qualified distribution is generally taxed in the same manner as a distribution from non-Roth IRAs. Distributions from a Roth IRA need not commence at age 70 1/2.

    As described above (see "Individual Retirement Annuities"), there is some uncertainty regarding the proper characterization of the Contract's death benefit for purposes of the tax rules governing IRAs (which include Roth IRAs). Persons intending to use the Contract in connection with a Roth IRA should seek competent advice.

    CORPORATE AND SELF-EMPLOYED ("H.R. 10" AND "KEOGH") PENSION AND PROFIT-SHARING PLANS. Sections 401(a) and 403(a) of the Code permit corporate employers to establish various types of tax-favored retirement plans for employees. The Self-Employed Individuals' Tax Retirement Act of 1962, as amended, commonly referred to as "H.R. 10" or "Keogh," permits self-employed individuals also to establish such tax-favored retirement plans for themselves and their employees. Such retirement plans may permit the purchase of the Contract in order to provide benefits under the plans. The Contract provides a death benefit that in certain circumstances may exceed the greater of the Purchase Payments and the Contract Value. It is possible that such death benefit could be characterized as an incidental death benefit. There are limitations on the amount of incidental benefits that may be provided under pension and profit sharing plans. In addition, the provision of such benefits may result in currently taxable income to participants. In addition, corporate and self-employed pension and profit sharing plans are subject to nondiscrimination rules. The nondiscrimination rules generally require that benefits, rights or features of the plan not discriminate in favor of highly compensated employees. In evaluating whether the Contract is suitable for purchase in connection with such a plan, the effect of the Credit on the plan's compliance with applicable nondiscrimination requirements should be considered. Violation of these rules can cause loss of the plan's tax favored status under the Code. Employers intending to use the Contract in connection with such plans should seek competent advice.

    SECTION 403(B) POLICIES. Section 403(b) of the Code permits public school employees and employees of certain types of charitable, educational and scientific organizations specified in Section 501(c)(3) of the Code to have their employers purchase annuity contracts for them and, subject to certain limitations, to exclude the amount of purchase payments from gross income for tax purposes. Purchasers of the Contracts for use as a "Section 403(b) Policy" should seek competent advice as to eligibility, limitations on permissible amounts of purchase payments and other tax consequences associated with such Contracts. In particular, purchasers and their advisers should consider that the Contract provides a death benefit that in certain circumstances may exceed the greater of the Purchase Payments and the Contract Value. It is possible that such death benefit could be characterized as an incidental death benefit. If the death benefit were so characterized, this could result in currently taxable income to purchasers. In addition, there are limitations on the amount of incidental death benefits that may be provided under a Section 403(b) Policy. Even if the death benefit under the Contract were characterized as an incidental death benefit, it is unlikely to violate those limits unless the purchaser also purchases a life insurance contract as part of his or her
Section 403(b) Policy.

    Section 403(b) plans are subject to nondiscrimination rules. The nondiscrimination rules generally require that benefits, rights or features of the plan not discriminate in favor of highly compensated employees. In evaluating whether the Contract is suitable for purchase in connection with a
Section 403(b) plan, the effect of the Credit on the plan's compliance with applicable nondiscrimination requirements should be considered. Violation of these nondiscrimination rules can cause loss of the plan's tax favored status under the Code. Employers intending to use the Contract in connection with such plans should seek competent advice.

    Section 403(b) Policies contain restrictions on withdrawals of (i) contributions made pursuant to a salary reduction agreement in years beginning after December 31, 1988, (ii) earnings on those contributions, and (iii) earnings after December 31, 1988 on amounts attributable to salary reduction contributions held as of December 31, 1988. These amounts can be paid only if the employee has reached age 59 1/2, separated from service, died, become disabled, or in the case of hardship. Amounts permitted to be distributed in the event of hardship are limited to actual contributions; earnings thereon can not be distributed on account of hardship. (These limitations on withdrawals do not apply to the extent the Company is directed to transfer some or all of the Contract Value to the issuer of another Section 403(b) Policy or into a Section 403(b)(7) custodial account.)

    DEFERRED COMPENSATION PLANS OF STATE AND LOCAL GOVERNMENTS AND TAX-EXEMPT ORGANIZATIONS. Section 457 of the Code permits employees of state and local governments and tax-exempt organizations to defer a portion of their compensation without paying current taxes. The employees must be participants in an eligible deferred compensation plan. Generally, a Contract purchased by a state or local government or a tax-exempt organization will not be treated as an annuity contract for federal income tax purposes. Those who intend to use the Contracts in connection with such plans should seek competent advice.

DIRECT ROLLOVERS

    If your Contract is used in connection with a pension, profit-sharing, or annuity plan qualified under sections 401(a) or 403(a) of the Code, or is a
Section 403(b) Policy, any "eligible rollover distribution" from the Contract will be subject to direct rollover and mandatory withholding requirements. An eligible rollover distribution generally is any taxable distribution from a qualified pension plan under section 401(a) of the Code, qualified annuity plan under section 403(a) of the Code, or section 403(b) annuity or custodial account, excluding certain amounts (such as minimum distributions required under section 401(a)(9) of the Code and distributions which are part of a "series of substantially equal periodic payments" made for life or a specified period of 10 years or more).

    Under these requirements, federal income tax equal to 20% of the eligible rollover distribution will be withheld from the amount of the distribution. Unlike withholding on certain other amounts distributed from the Contract, discussed below, you cannot elect out of withholding with respect to an eligible rollover distribution. However, this 20% withholding will not apply if, instead of receiving the eligible rollover distribution, you elect to have it directly transferred to certain Qualified Plans. Prior to receiving an eligible rollover distribution, you will receive a notice (from the plan administrator or the Company) explaining generally the direct rollover and mandatory withholding requirements and how to avoid the 20% withholding by electing a direct transfer.

                         FEDERAL INCOME TAX WITHHOLDING

    Protective Life will withhold and remit to the federal government a part of the taxable portion of each distribution made under a Contract unless the distributee notifies Protective Life at or before the time of the distribution that he or she elects not to have any amounts withheld. In certain circumstances, Protective Life may be required to withhold tax. The withholding rates applicable to the taxable portion of periodic annuity payments (other than eligible rollover distributions) are the same as the withholding rates generally applicable to payments of wages. In addition, the withholding rate applicable to the taxable portion of non-periodic payments (including surrenders prior to the Annuity Commencement Date) and conversions of, or rollovers from, non-Roth IRAs to Roth IRAs is 10%. Regardless of whether you elect not to have federal income tax withheld, you are still liable for payment of federal income tax on the taxable portion of the payment. As discussed above, the withholding rate applicable to eligible rollover distributions is 20%.

                                GENERAL MATTERS

THE CONTRACT

    The Contract and its attachments, including the copy of your application and any endorsements, riders and amendments, constitute the entire agreement between you and us. All statements in the application shall be considered representations and not warranties. The terms and provisions of this Contract are to be interpreted in accordance with the Internal Revenue Code of 1986, as amended (the "Code") and applicable regulations.

ERROR IN AGE OR GENDER

    When a benefit of the Contract is contingent upon any person's age or gender, we may require proof of such. We may suspend payments until proof is provided. When we receive satisfactory proof, we will make the payments which were due during the period of suspension. Where the use of unisex mortality rates is required, we will not determine or adjust benefits based upon gender.

    If after proof of age and gender (where applicable) is provided, it is determined that the information you furnished was not correct, we will adjust any benefit under this Contract to that which would be payable based upon the correct information. If we have underpaid a benefit because of the error, we will make up the underpayment in a lump sum. If the error resulted in an overpayment, we will deduct the amount of the overpayment from any current or future payment due under the Contract. We will deduct up to the full amount of any current or future payment until the overpayment has been fully repaid. Underpayments and overpayments will bear interest at an annual effective interest rate of 3%.

INCONTESTABILITY

    We will not contest the Contract.

NON-PARTICIPATION

    The Contract is not eligible for dividends and will not participate in Protective Life's surplus or profits.

ASSIGNMENT

    You have the right to assign the Contract if it is a Non-Qualified Contract. We do not assume responsibility for the assignment. Any claim made under an assignment is subject to proof of the nature and extent of the assignee's interest prior to payment by us. Assignments have federal income tax consequences. (See "Assignments, Pledges and Gratuitous Transfers" in the prospectus.)

NOTICE

    All instructions and requests to change or assign the Contract must be in writing in a form acceptable to us, and signed by the Owner(s). The instruction, change or assignment will relate back to and take effect on the date it was signed, except we will not be responsible for following any instruction or making any change or assignment before we receive it.

MODIFICATION

    No one is authorized to modify or waive any term or provision of this Contract unless we agree to the modification or waiver in writing and it is signed by our President, Vice-President or Secretary. We reserve the right to change or modify the provisions of this Contract to conform to any applicable laws, rules or regulations issued by a government agency, or to assure continued qualification of the Contract as an annuity contract under the Internal Revenue Code. We will send you a copy of the endorsement that modifies the Contract, and where required we will obtain all necessary approvals, including that of the Owner(s).

REPORTS

    At least annually prior to the Annuity Commencement Date, we will send to you at the address contained in our records a report showing the current Contract Value and any other information required by law.

SETTLEMENT

    Benefits due under this Contract are payable from our administrative office. The Owner may apply the settlement proceeds to any payout option we offer for such payments at the time the election is made. Unless directed otherwise in writing, we will make payments according to the Owner's instructions as contained in our records at the time the payment is made. We shall be discharged from all liability for payment to the extent of any payments we make.

RECEIPT OF PAYMENT

    If any Owner, Annuitant, Beneficiary or Payee is incapable of giving a valid receipt for any payment, we may make such payment to whomever has legally assumed his or her care and principal support. Any such payment shall fully discharge us to the extent of that payment.

PROTECTION OF PROCEEDS

    To the extent permitted by law and except as provided by an assignment, no benefits payable under this Contract will be subject to the claims of creditors.

MINIMUM VALUES

    The values available under the Contract are at least equal to the minimum values required in the state where the Contract is delivered.

APPLICATION OF LAW

    The provisions of the Contract are to be interpreted in accordance with the laws of the state where the Contract is delivered, with the Internal Revenue Code and with applicable regulations.

NO DEFAULT

    The Contract will not be in default if subsequent Purchase Payments are not made.

                         DISTRIBUTION OF THE CONTRACTS

    The Contracts will be offered on a continuous basis and Protective Life does not anticipate discontinuing the offering of the Contracts. Nevertheless, Protective Life reserves the right to discontinue the offering at any time. Investment Distributors, Inc. serves as principal underwriter (as defined in the 1940 Act) for the Contracts. Investment Distributors, Inc. has agreed to use its best efforts to sell the Contracts. Investment Distributors, Inc. is a wholly-owned subsidiary of PLC and has the same address as Protective Life. Applications for Contracts are solicited by agents who are licensed by applicable state insurance authorities to sell Protective Life's Contracts and who are also registered representatives of broker/dealers having a distribution agreement with Investment Distributors, Inc. or broker/dealers having a distribution agreement with such broker/dealer. Investment Distributors, Inc. is an affiliate of Protective Life Insurance Company and is registered with the SEC under the Securities Exchange Act of 1934 as a broker/dealer. Investment Distributors, Inc. is a member of the National Association of Securities Dealers, Inc. The maximum commission Protective Life will pay is 6% of the Purchase Payments for the sale of a Contract, not including subsequent asset-based commissions.

INQUIRIES

    Inquiries regarding a Contract may be made by writing to Protective Life at its administrative office.

                           PREPARATION FOR YEAR 2000

    Older computer hardware and software often denote the year using two digits rather than four; for example, the year 1997 often is denoted by such hardware and software as "97." It is probable that such hardware and software will malfunction when calculations involving the year 2000 are attempted because the hardware and/or software will interpret "00" as representing the year 1900 rather than the year 2000. This "Year 2000" issue potentially affects all individuals and companies (including Protective, its customers, business partners, suppliers, banks, custodians and administrators) who rely on computers or devices containing computer chips.

    Protective Life has developed and is implementing a Year 2000 transition plan intended to identify and modify or replace primary hardware and/or software systems on which it relies that have a Year 2000 issue. Protective Life is also developing and implementing a plan to identify and modify or replace secondary hardware and/or software systems on which it relies that have a Year 2000 issue. Substantial resources are being devoted to this effort; however the costs to develop and implement these plans are not expected to be material. Protective Life is also confirming that its service providers are implementing plans to identify and modify or replace their systems that have a Year 2000 issue.

    Protective Life currently anticipates that its systems will be able to process transactions dated beyond 1999 on or before December 31, 1999. There can be no assurance, however, that Protective Life's efforts will be successful, that interaction with other service providers with Year 2000 issues will not impair Protective Life's operations, or that the Year 2000 issue will not otherwise adversely affect Protective Life or contract owners.

                               LEGAL PROCEEDINGS

    There are at present no legal proceedings to which the Variable Account is a party or the assets of the Variable Account are subject. Protective Life is involved in pending and threatened proceedings in which claims for monetary damages or penalties may be asserted. Management, after consultation with legal counsel, does not believe that such proceedings are material, nor does it anticipate the ultimate liability arising from any such proceeding would be material, to Protective Life in relation to its total assets. Such proceedings are not related to the Variable Account.

                                 VOTING RIGHTS

    In accordance with its view of applicable law, Protective Life will vote the Fund shares held in the Variable Account at special shareholder meetings of the Funds in accordance with instructions received from persons having voting interests in the corresponding Sub-Accounts. If, however, the 1940 Act or any regulation thereunder should be amended, or if the present interpretation thereof should change, or Protective Life determines that it is allowed to vote such shares in its own right, it may elect to do so.

    The number of votes available to an Owner will be calculated separately for each Sub-Account of the Variable Account, and may include fractional votes. The number of votes attributable to a Sub-Account will be determined by applying an Owner's percentage interest, if any, in a particular Sub-Account to the total number of votes attributable to that Sub-Account. An Owner holds a voting interest in each Sub-Account to which that Owner has allocated Accumulation Units or Annuity Units. Before the Annuity Commencement Date, the Owner's percentage interest, if any, will be percentage of the dollar value of Accumulation Units allocated for his or her Contract to the total dollar value of that Sub-Account. On or after the Annuity Commencement Date, the Owner's percentage interest, if any, will be percentage of the dollar value of the liability for future variable income payments to be paid from the Sub-Account to the total dollar value of that Sub-Account. The liability for future payments is calculated on the basis of the mortality assumptions, (if any), the Assumed Investment Return and the Annuity Unit Value of that Sub-Account. Generally, as variable income payments are made to the payee, the liability for future payments decreases as does the number of votes.

    The number of votes which are available to the Owner will be determined as of the date coincident with the date established by the Fund for determining shareholders eligible to vote at the relevant meeting of that Fund. Voting instructions will be solicited by written communication prior to such meeting in accordance with procedures established by the Fund.

    Shares as to which no timely instructions are received and shares held by Protective Life in a Sub-Account as to which no Owner has a beneficial interest will be voted in proportion to the voting instructions which are received with respect to all Contracts participating in that Sub-Account. Voting instructions to abstain on any item to be voted upon will be applied to reduce the votes eligible to be cast on that item.

    Each person having a voting interest in a Sub-Account will receive proxy materials, reports, and other material relating to the appropriate Fund.

                              FINANCIAL STATEMENTS

    The audited statement of assets and liabilities of The Protective Variable Annuity Separate Account (comprised of seventeen sub-accounts as of December 31,
1997) as of December 31, 1997 and 1996 and the related statements of operations and changes in net assets for the years ended December 31, 1997 and 1996 as well as the Report of Independent Accountants are contained in the Statement of Additional Information.

    The audited consolidated balance sheets for Protective Life as of December 31, 1997 and 1996 and the related consolidated statements of income, stockholder's equity, and cash flows for the three years in the period ended December 31, 1997 and the related financial statement schedules as well as the Report of Independent Accountants are contained in the Statement of Additional Information.

                      STATEMENT OF ADDITIONAL INFORMATION
                               TABLE OF CONTENTS


                                                                                                              PAGE
                                                                                                            ---------
CALCULATION OF YIELDS AND TOTAL RETURNS...................................................................          3
  PIC Money Market Sub-Account Yield......................................................................          3
  Other Sub-Account Yields................................................................................          4
  Total Returns...........................................................................................          5
  Effect of the Contract Maintenance Fee on Performance Data..............................................          6
SAFEKEEPING OF ACCOUNT ASSETS.............................................................................          6
STATE REGULATION..........................................................................................          6
RECORDS AND REPORTS.......................................................................................          6
LEGAL MATTERS.............................................................................................          7
EXPERTS...................................................................................................          7
OTHER INFORMATION.........................................................................................          7
FINANCIAL STATEMENTS......................................................................................          7

                                                                      APPENDIX A

EXAMPLE OF CREDIT CALCULATION

    Credits are added to the Contract Value with each Purchase Payment. Credit percentages are based on cumulative Purchase Payments, as shown in the table below. During the first Contract Year, Purchase Payments are aggregated to determine the Credit percentage.

CUMULATIVE PURCHASE PAYMENTS                                                   CREDIT PERCENTAGE
----------------------------------------------------------------------------  -------------------
Less than $100,000..........................................................           3.00%
At least $100,000 but less than $250,000....................................           3.50%
At least $250,000 but less than $500,000....................................           4.00%
At least $500,000 but less than $1,000,000..................................           4.50%
$1,000,000 or greater.......................................................           5.00%

    Assume an initial Purchase Payment of $50,000 is made on the Effective Date, followed 6 months later by an additional Purchase Payment of $100,000. Then, assume an additional Purchase Payment of $200,000 is made 2 years after the Effective Date.

    On the Effective Date, the $50,000 Purchase Payment will be multiplied by a Credit percentage of 3.00%, and a Credit of $1,500 will be added to the Contract Value.

    When the additional $100,000 Purchase Payment is made, aggregate first Contract Year Credits are determined by multiplying aggregate first Contract Year Purchase Payments of $150,000 by the applicable Credit percentage of 3.50%, then subtracting Credits previously added to Contract Value. So, $150,000 times 3.50% less $1,500 equals $3,750 is added to Contract Value.

    After the first Contract Year, Purchase Payments are no longer aggregated for purposes of determining the Credits, but are still viewed cumulatively in order to determine the applicable Credit percentage. When the $200,000 Purchase Payment is made, cumulative Purchase Payments are $350,000, and the applicable Credit percentage is 4.00%. The current Credit equals $200,000 times 4.00%, and $8,000 is added to Contract Value.

                                                                      APPENDIX B

EXAMPLE OF DEATH BENEFIT CALCULATIONS

    Assume an Owner is 55 on the Effective Date, 1/1/yy. The following transactions occur prior to the Owner's death on 7/1/(yy+5) when the Contract Value is $185,000. For purposes of this example, also assume that proof of death was provided immediately, and no premium tax is applicable.

    DATE           TRANSACTION         AMOUNT
-------------  --------------------  ----------
1/1/yy         Purchase Payment      $  100,000
1/1/yy         Credit                $    3,500
4/1/(yy+2)     Partial Surrender     $   25,000
10/1/(yy+4)    Purchase Payment      $   80,000
10/1/(yy+4)    Credit                $    2,800

    The Contract Values on each Contract Anniversary are shown below.

ANNIVERSARY DATE  CONTRACT VALUE
----------------  --------------
 1/1/(yy+1)        $    120,000
 1/1/(yy+2)        $    130,000
 1/1/(yy+3)        $    105,000
 1/1/(yy+4)        $    110,000
 1/1/(yy+5)        $    180,000

STANDARD DEATH BENEFIT

    Under the Standard Death Benefit, the death benefit payable is the greater of:

    (1) Contract Value less any Credits added during the 12 months prior to death, or $185,000 less $2,800 equals $182,200; and

    (2) aggregate Purchase Payments less aggregate surrenders, or $180,000 less $25,000 equals $155,000.

    The death benefit payable is then $182,200.

ANNUAL RESET DEATH BENEFIT OPTION

    The Annual Reset Death Benefit is equal to the greatest annual reset anniversary value attained, where an annual reset anniversary value equals the Contract Value on the Contract Anniversary plus all subsequent Purchase Payments and Credits minus all subsequent amounts surrendered, as shown below.

ANNIVERSARY

ANNIVERSARY
    DATE                                     ANNIVERSARY VALUE
------------  --------------------------------------------------------------------------------
1/1/(yy+1)    $120,000 minus $25,000 plus $80,000 plus $2,800 equals $177,800
1/1/(yy+2)    $130,000 minus $25,000 plus $80,000 plus $2,800 equals $187,800
1/1/(yy+3)    $105,000 plus $80,000 plus $2,800 equals $187,800
1/1/(yy+4)    $110,000 plus $80,000 plus $2,800 equals $192,800
1/1/(yy+5)    $180,000

    The Annual Reset Death Benefit is the greatest annual reset anniversary value attained, or $192,800.

    Under the Annual Reset Death Benefit option, the death benefit payable is the greater of:

    (1) the Standard Death Benefit of $182,200; and

    (2) the Annual Reset Death Benefit, less any Credits added during the 12 months prior to death, or $192,800 less $2,800 equals $190,000.

    The death benefit payable is then $190,000.

COMPOUND AND 3-YEAR RESET DEATH BENEFIT OPTION

    The Compound Death Benefit is equal to the accumulation to the most recent Contract Anniversary of all prior Purchase Payments and Credits less all prior amounts surrendered, using an annual effective interest rate of 4%, plus all Purchase Payments and Credits on or since that Contract Anniversary less all amounts surrendered since that Contract Anniversary.

    An accumulation interest rate of 3% would have been applicable if the Effective Date of the Contract had been on or after the deceased Owner's 71st birthday.

    For ease of understanding, this example assumes an equal number of days in each quarterly period. In practice, the actual number of days in each period will be taken into account.

    The Compound Death Benefit is:

        Purchase Payment of $100,000 times (1.04(5)) equals $121,665.29; plus

        Credit of $3,500 times (1.04(5)) equals $4,258.29; minus

        Surrender of $25,000 times (1.04(2.75)) equals $27,847.21; plus

        Purchase Payment of $80,000 times (1.04(0.25)) equals $80,788.27; plus

        Credit of $2,800 times (1.04(0.25)) equals $2,827.59;

        equals $181,692.23.

    The 3-Year Reset Death Benefit is equal to the greatest 3-year reset anniversary value attained, where a 3-year reset anniversary value equals the Contract Value on that Contract Anniversary plus all subsequent Purchase Payments and Credits minus all subsequent amounts surrendered, as shown below.

    The only 3-year reset anniversary was on 1/1/(yy+3), where the anniversary value was $105,000 plus $80,000 plus $2,800 equals $187,800.

    The 3-Year Reset Death Benefit is the greatest 3-year reset anniversary value attained, or $187,800.

    Under the Compound and 3-Year Reset Death Benefit option, the death benefit payable is the greatest of:

    (1) the standard Death Benefit of $182,200; and

    (2) the Compound Death Benefit, less any Credits added during the 12 months prior to death, or $181,692.23 less $2,800 equals $178,892.20; and

    (3) the 3-Year Reset Death Benefit, less any Credits added during the 12 months prior to death, or $187,800 less $2,800 equals $185,000.

    The death benefit payable is then $185,000.

                                                                      APPENDIX C

EXAMPLE OF SURRENDER CHARGE CALCULATION

    Surrender charges are applied to Contract Value surrendered according to the table below:

NUMBER OF FULL YEARS ELAPSED BETWEEN                                                  SURRENDER
THE DATE PURCHASE PAYMENT WAS ACCEPTED                                                  CHARGE
AND THE DATE OF SURRENDER                                                             PERCENTAGE
---------------------------------------------                                       --------------
0.................................................................................         8.5%
1.................................................................................         8.5%
2.................................................................................         8.5%
3.................................................................................         8.0%
4.................................................................................         7.0%
5.................................................................................         6.0%
6.................................................................................         5.0%
7.................................................................................         3.0%
8.................................................................................         1.0%
9+................................................................................         0.0%

    Assume an initial Purchase Payment of $100,000 is made on the Effective Date, followed 5 years later by a subsequent Purchase Payment of $50,000. On the sixth Contract Anniversary, assume the Contract Value is $300,000.

    During the seventh Contract Year, when the Contract Value has increased to $325,000, a partial surrender of $50,000 is requested. During the eighth Contract Year, when the Contract Value is $290,000, a full surrender is requested.

    When the partial surrender is requested, 10% of $300,000 equals $30,000 is available free of surrender charges. The remaining surrendered amount of $50,000 less $30,000 equals $20,000 is allocated to the initial Purchase Payment of $100,000. Since 6 full years have elapsed since the initial Purchase Payment, a 5.0% surrender charge percentage will apply and the surrender charge is $20,000 times 5.0% equals $1,000.

    When any full surrender is requested, no Contract Value is available free of surrender charges. From the $290,000 surrendered, $80,000 is allocated to the initial Purchase Payment ($20,000 has previously been allocated) and $50,000 is allocated to the additional Purchase payment of $50,000. The remaining $290,000 less $130,000 equals $160,000 is pro-rated to surrendered Purchase payments as follows:

    The amount allocated to the surrendered initial Purchase Payment equals $160,000 times $80,000 divided by $130,000 equals $98,461.54.

    The amount allocated to the surrendered subsequent Purchase Payment equals $160,000 times $50,000 divided by $130,000 equals $61,538.46.

    Since 7 full years have elapsed since the initial Purchase Payment, a 3.0% surrender charge percentage will apply to $80,000 plus $98,461.54 of surrendered Contract Value, for a surrender charge of $5,353.85.

    Since 2 full years have elapsed since the subsequent Purchase Payment, a 8.5% surrender charge percentage will apply to $50,000 plus $61,538.46 of surrendered Contract Value, for a surrender charge of $9,480.77.

    The total surrender charge upon the full surrender is $5,353.85 plus $9,480.77 equals $14,834.62. However, as cumulative surrender charges as a percent of cumulative Purchase Payments is $15,834.62 divided by $150,000 exceeds 8.5%, the current surrender charge is reduced so as not to exceed 8.5%. The current surrender charge will equal cumulative Purchase Payments times 8.5% less previously assessed surrender charges equals $150,000 times 8.5% less $1,000 equals $11,750.

                                                                      APPENDIX D



EXPLANATION OF THE VARIABLE ANNUITIZATION CALCULATION



    Assuming a Contract Value (less applicable charges and premium taxes) of $100,000 on the Annuity Commencement Date and annual variable income payments selected under Option A with a 5 year certain period, the dollar amount of the payment determined, but not paid, on the Annuity Commencement Date is calculated using an interest assumption of 5%, as shown below.



    There are 5 annual payments scheduled. Assuming an interest rate of 5%, the applied Contract Value is then assumed to have a balance of $0 after the last payment is made at the end of the 5th year. The amount of the payment determined on the Annuity Commencement Date is the amount necessary to force this balance to $0.



                                                 INTEREST      CONTRACT                     CONTRACT
                                                  EARNED         VALUE                        VALUE
                                                DURING YEAR     BEFORE        PAYMENT         AFTER
                     DATE                          AT 5%        PAYMENT         MADE         PAYMENT
----------------------------------------------  -----------  -------------  ------------  -------------
Annuity Commencement Date.....................               $  100,000.00  $       0.00  $  100,000.00
       End of 1st year........................   $5,000.00   $  105,000.00  $  23,097.48  $   81,902.52
       End of 2nd year........................   $4,095.13   $   85,997.65  $  23,097.48  $   62,900.17
       End of 3rd year........................   $3,145.01   $   66,045.17  $  23,097.48  $   42,947.69
       End of 4th year........................   $2,147.38   $   45,095.08  $  23,097.48  $   21,997.60
       End of 5th year........................   $1,099.88   $   23,097.48  $  23,097.48  $        0.00



    Assuming an interest rate of 5%, a payment of $23,097.48 is determined, but not paid, on the Annuity Commencement Date.



    The actual variable income payment made at the end of the 1st year will equal $23,097.48 only if the net investment return during the 1st year equals 5%. If the net investment return exceeds 5%, then the 1st payment will exceed $23,097.48. If the net investment return is less than 5%, then the 1st payment will be less than $23,097.48.



    Subsequent variable payments will vary based on the net investment return during the year in which the payment is scheduled to be made. A payment will equal the payment made at the end of the prior year only if the net investment return equals 5%. If the net investment return exceeds 5%, then the payment will exceed the prior payment. If the net investment return is less than 5%, then the payment will be less than the prior payment.

    PLEASE TEAR OFF, COMPLETE AND RETURN THIS FORM TO ORDER A FREE STATEMENT OF ADDITIONAL INFORMATION FOR THE CONTRACTS OFFERED UNDER THE PROSPECTUS. ADDRESS THE FORM TO PROTECTIVE LIFE'S INVESTMENT PRODUCTS DIVISION, CUSTOMER SERVICE CENTER AT THE ADDRESS SHOWN ON THE COVER.



    PLEASE SEND ME A FREE COPY OF THE STATEMENT OF ADDITIONAL INFORMATION FOR THE ELEMENTS VARIABLE ANNUITY.


       ------------------------------------------------------------------

         Name                                       Social Security No.

         --------------------------------------------------------------

         Address

         --------------------------------------------------------------

         City, State, Zip

         --------------------------------------------------------------


         Daytime Telephone Number

                                     PART B

                       INFORMATION REQUIRED TO BE IN THE

                      STATEMENT OF ADDITIONAL INFORMATION

                       PROTECTIVE LIFE INSURANCE COMPANY
                             2801 Highway 280 South
                           Birmingham, Alabama 35223
                           Telephone: 1-800-866-3555


                      STATEMENT OF ADDITIONAL INFORMATION
                  PROTECTIVE VARIABLE ANNUITY SEPARATE ACCOUNT
                         ELEMENTS-SM- VARIABLE ANNUITY
                               A FLEXIBLE PREMIUM
                  DEFERRED VARIABLE AND FIXED ANNUITY CONTRACT



    This Statement of Additional Information contains information in addition to the information described in the Prospectus for the Elements Variable Annuity, a group and individual flexible premium deferred variable and fixed annuity contract (the "Contract") offered by Protective Life Insurance Company. This Statement of Additional Information is not a Prospectus. It should be read only in conjunction with the Prospectuses for the Contract and the Funds. The Prospectus is dated the same as this Statement of Additional Information. You may obtain a copy of the Prospectus by writing or calling us at our address or phone number shown above.



   THE DATE OF THIS STATEMENT OF ADDITIONAL INFORMATION IS NOVEMBER 1, 1998.

                      STATEMENT OF ADDITIONAL INFORMATION
                               TABLE OF CONTENTS



                                                                                                              PAGE
                                                                                                            ---------
CALCULATION OF YIELDS AND TOTAL RETURNS...................................................................          3
  PIC Money Market Sub-Account Yield......................................................................          3
  Other Sub-Account Yields................................................................................          4
  Total Returns...........................................................................................          5
  Effect of the Contract Maintenance Fee on Performance Data..............................................          6
SAFEKEEPING OF ACCOUNT ASSETS.............................................................................          6
STATE REGULATION..........................................................................................          6
RECORDS AND REPORTS.......................................................................................          6
LEGAL MATTERS.............................................................................................          7
EXPERTS...................................................................................................          7
OTHER INFORMATION.........................................................................................          7
FINANCIAL STATEMENTS......................................................................................          7

                    CALCULATION OF YIELDS AND TOTAL RETURNS

    From time to time, Protective Life may disclose yields, total returns, and other performance data pertaining to the Contracts for a Sub-Account. Such performance data will be computed or accompanied by performance data computed, in accordance with the standards defined by the Securities and Exchange Commission ("SEC").

    Because of the charges and deductions imposed under a Contract, yields for the Sub-Accounts will be lower than the yields for their respective Funds. The calculations of yields, total returns, and other performance data do not reflect the effect of premium tax that may be applicable to a particular Contract. Premium taxes currently range from 0% to 3.50% of premium based on the state in which the Contract is sold.

PIC MONEY MARKET SUB-ACCOUNT YIELD

    From time to time, advertisements and sales literature may quote the current annualized yield of the PIC Money Market Sub-Account for a seven-day period in a manner which does not take into consideration any realized or unrealized gain, or losses on shares of the PIC Money Market Fund or on its portfolio securities.

    This current annualized yield is computed by determining the net change (exclusive of realized gains and losses on the sale of securities and unrealized appreciation and depreciation) at the end of the seven day period in value of a hypothetical account under a Contract having a balance of 1 Accumulation Unit of the PIC Money Market Sub-Account at the beginning of the period, dividing such net change in account value by the value of the hypothetical account at the beginning of the period to determine the base period return, and annualizing this quotient on a 365-day basis. The net change in account value reflects: 1) net income from the PIC Money Market Fund attributable to the hypothetical account; and 2) charges and deductions imposed under the Contract attributable to the hypothetical account. The charges and deductions reflect the per unit charges for the hypothetical account for: 1) the Annual Contract Maintenance Fee; 2) Administration Charge; and 3) the Mortality and Expense Risk Charge. For purposes of calculating current yields for a Contract, an average per unit Contract Maintenance Fee is used based on the $30 Contract Maintenance Fee deducted at the end of each Contract Year. Current Yield will be calculated according to the following formula:

    Current Yield = ((NCS-ES)/UV) X (365/7)

    Where:

NCS        the net change in the value of the Fund (exclusive of unrealized gains or losses on the sale of securities and unrealized appreciation and depreciation) for the seven-day period attributable to a hypothetical Account having a balance of 1
           Sub-Account Accumulation Unit.
ES         per unit expenses attributable to the hypothetical account for the seven-day period.
UV         The Accumulation Unit value as of the end of the last day of the prior seven-day period.

    The effective yield of the PIC Money Market Sub-Account determined on a compounded basis for the same seven-day period may also be quoted.

    The effective yield is calculated by compounding the unannualized base period return according to the following formula:

    Effective Yield = (1 + ((NCS-ES)/UV))('365/7') - 1

    Where:

NCS        the net change in the value of the portfolio (exclusive of realized gains and losses on the sale of securities and unrealized appreciation and depreciation) for the seven-day period attributable to a hypothetical account having a balance of 1
           Sub-Account Accumulation Unit.
ES         per Accumulation Unit expenses attributable to the hypothetical account for the seven-day period.
UV         the Accumulation Unit value as of the end of the last day of the prior seven-day period.

    Because of the charges and deductions imposed under the Contract, the current and effective yields for the PIC Money Market Sub-Account will be lower than such yields for the PIC Money Market Fund.

    The current and effective yields on amounts held in the PIC Money Market Sub-Account normally will fluctuate on a daily basis. THEREFORE, THE DISCLOSED YIELD FOR ANY GIVEN PAST PERIOD IS NOT AN INDICATION OR REPRESENTATION OF FUTURE YIELDS OR RATES OF RETURN. The PIC Money Market Sub-Account's actual yield is affected by changes in interest rates on money market securities, average portfolio maturity of the PIC Money Market Fund, the types of quality of portfolio securities held by the PIC Money Market Fund and the PIC Money Market Fund's operating expenses. Yields on amounts held in the PIC Money Market Sub-Account may also be presented for periods other than a seven day period.

OTHER SUB-ACCOUNT YIELDS

    From time to time, sales literature or advertisements may quote the current annualized yield of one or more of the Sub-Accounts (except the PIC Money Market Sub-Account) for a Contract for 30-day or one-month periods. The annualized yield of a Sub-Account refers to income generated by the Sub-Account over a specific 30 day or one month period. Because the yield is annualized, the yield generated by a Sub-Account during a 30-day or one-month period is assumed to be generated each period over a 12-month period.

    The yield is computed by: 1) dividing the net investment income of the Fund attributable to the Sub-Account Accumulation Units less Sub-Account expenses for the period; by 2) the maximum offering price per Accumulation Unit on the last day of the period times the daily average number of units outstanding for the period; by 3) compounding that yield for a six-month period; and by 4) multiplying that result by 2. Expenses attributable to the Sub-Account include the Annual Contract Maintenance Fee, the Administration Charge and the Mortality and Expense Risk Charge. The yield calculation assumes an Contract Maintenance Fee of $30 per year per Contract deducted at the end of each Contract Year. For purposes of calculating the 31-day or one-month yield, an average administration fee per dollar of Contract value in the Variable Account is used to determine the amount of the charge attributable to the Sub-Account for the 30-day or one-month period. The 30 day or one month yield is calculated according to the following formula:


    Yield = 2 X [(((N1-ES)/ (U X UV)) + 1)(6) - 1]


    Where:

N1         net income of the Fund for the 30 day or one month period attributable to the
           Sub-Account Accumulation Units.
ES         expenses of the Sub-Account for the 30 day or one month period.
U          the average number of Accumulation Units outstanding.
UV         the Accumulation Unit value as of the end of the last day in the 30 day or one month period.

    Because of the charges and deductions imposed under the Contracts, the yield for the Sub-Account will be lower than the yield for the corresponding Fund.

    The yield on the amounts held in the Sub-Accounts normally will fluctuate over time. Therefore, the disclosed yield for any given past period is not an indication or representation of future yields or rates of return. The Sub-Account's actual yield is affected by the types and quality of portfolio securities held by the corresponding Fund and its operating expenses.

    Yield calculations do not take into Account the Surrender Charge under the Contract equal to 1% to 8.5% of premiums paid during the nine years prior to the surrender (including the year in which the surrender is made) on amounts surrendered under the Contract nor the Credits associated with Purchase Payments.


TOTAL RETURNS



    From time to time, sales literature or advertisements may also quote total returns for one or more of the Sub-Accounts for various periods of time.



    Until a Sub-Account has been in operation for 10 years, Protective Life will always include quotes of standard average annual total return for the period measured from the date that Sub-Account began operations. When a Sub-Account has been in operation for 1, 5, and 10 years, respectively, the standard average annual total return for these periods will be provided. Average annual total returns for other periods of time may, from time to time, also be disclosed.


    Average annual total returns represent the average annual compounded rates of return that would equate an initial investment of $1,000 under a Contract to the redemption value of that investment as of the last day of each of the periods. The ending date of each period for which total return quotations are provided will generally be for the most recent month-end practicable considering the type and media of the communication and will be stated in the communication.


    All average annual total returns will be calculated using Sub-Account unit values computed on each Valuation Day based on the performance of the Sub-Account's underlying Fund, the deductions for the mortality and expense risk charge and the administration charge.



    The standard average annual total return calculation assumes that the contract maintenance fee is $30 per year per contract, expressed as a percentage of the average Contract Value. For any period less than ten years, the standard average annual total return will also reflect the deduction of a Surrender Charge. The standard average annual total return will be calculated according to the following formula:


    TR = (ERV/P)(1/N) - 1

    Where:


TR    =  the average annual total return net of Sub-Account recurring charges.
ERV   =  the ending redeemable value (net of any applicable charges) of the hypothetical account at the end of the period.
P     =  a hypothetical single Purchase Payment of $1,000.
N     =  the number of years in the period.



    In addition to standard average annual total returns, sales literature or advertisements may from time to time also quote nonstandard average annual total returns that do not reflect the surrender charge or the Contract maintenance fee. In certain cases, the Credits associated with Purchase Payments may be included using any or all of the Credit percentages described in the prospectus. These nonstandard average annual total returns are calculated in exactly the same way as standard average annual total returns described above, except that the ending redeemable value of the hypothetical account for the period is replaced with an ending value for the period that does not take into account the surrender charge or the Contract maintenance fee, and in certain cases may include Credits associated with Purchase Payments.

    Protective Life may also disclose cumulative total returns in conjunction with the formats described above. The cumulative total returns will be calculated using the following formula:



    CTR = (EV/P) - 1


    Where:


CTR   =  The cumulative total return net of Sub-Account recurring charges for the period.
EV    =  The ending value of the hypothetical investment at the end of the period that does not take into account the surrender charge or the
         Contract maintenance fee, and in certain cases may include Credits associated with Purchase Payments.
P     =  A hypothetical single Purchase Payment of $1,000.


EFFECT OF THE CONTRACT MAINTENANCE FEE ON PERFORMANCE DATA


    The Contract provides for a $30 annual contract maintenance Fee to be deducted at the end of each Contract Year from the Allocation Options based on the proportion that the value of each Allocation Options bears to the total Contract Value. For purposes of reflecting the contract maintenance fee in yield and total return quotations, the annual charge is converted into a per-dollar per-day charge based on the average Contract Value of all Contracts on the last day of the period for which quotations are provided. The per-dollar per-day average charge is then adjusted to reflect the basis upon which the particular quotation is calculated.


                         SAFEKEEPING OF ACCOUNT ASSETS

    Title to the assets of the Variable Account are held by Protective Life. The assets are kept physically segregated and held separate and apart from the Company's General Account assets and from the assets in any other separate account.

    Records are maintained of all purchases and redemptions of Fund shares held by each of the Sub-Accounts.


    The officers and employees of Protective Life are covered by an insurance company blanket bond issued in the amount of $20 million dollars. The bond insures against dishonest and fraudulent acts of officers and employees.


                                STATE REGULATION

    Protective Life is subject to regulation and supervision by the Department of Insurance of the State of Tennessee which periodically examines its affairs. It is also subject to the insurance laws and regulations of all jurisdictions where it is authorized to do business. A copy of the Contract form has been filed with, and where required approved by, insurance officials in each jurisdiction where the Contracts are sold. Protective Life is required to submit annual statements of its operations, including financial statements, to the insurance departments of the various jurisdictions in which it does business for the purposes of determining solvency and compliance with local insurance laws and regulations.

                              RECORDS AND REPORTS

    Protective Life will maintain all records and accounts relating to the Variable Account. As presently required by the 1940 Act and regulations promulgated thereunder, reports containing such information as may be required under the Act or by any other applicable law or regulation will be sent to Owner(s) periodically at the last known address.

                                 LEGAL MATTERS

    Sutherland, Asbill & Brennan LLP of Washington, D. C. has provided advice on certain matters relating to the federal securities laws.

                                    EXPERTS


    The statement of assets and liabilities of The Protective Variable Annuity Separate Account (comprised of seventeen sub-accounts as of December 31, 1997) as of December 31, 1997 and 1996 and the related statements of operations and changes in net assets for the years ended December 31, 1997 and 1996 and the consolidated balance sheets of Protective Life as of December 31, 1997 and 1996 and the related consolidated statements of income, stockholder's equity and cash flows for each of the three years in the period ended December 31, 1997 and the related financial statement schedules included in this Statement of Additional Information and in the registration statement have been included herein in reliance on the report of PricewaterhouseCoopers LLP (formerly Coopers & Lybrand
LLP) of Birmingham, AL, independent accountants, given on the authority of that firm as experts in accounting and auditing.


                               OTHER INFORMATION

    A registration statement has been filed with the SEC under the Securities Act of 1933 as amended, with respect to the Contracts discussed in this Statement of Additional Information. Not all the information set forth in the registration statement, amendments and exhibits thereto has been included in this Statement of Additional Information. Statements contained in this Statement of Additional Information concerning the content of the Contracts and other legal instruments are intended to be summaries. For a complete statement of the terms of these documents, reference should be made to the instruments filed with the SEC at 450 Fifth Street, N. W. , Washington, DC 20549.

                              FINANCIAL STATEMENTS

    The audited statement of assets and liabilities of The Protective Variable Annuity Separate Account (comprised of seventeen sub-accounts as of December 31,
1997) as of December 31, 1997 and 1996 and the related statements of operations and changes in net assets for the years ended December 31, 1997 and 1996 as well as the Report of Independent Accountants are contained herein.

    The audited consolidated balance sheets for Protective Life as of December 31, 1997 and 1996 and the related consolidated statements of income, stockholder's equity, and cash flows for the years ended December 31, 1997, 1996 and 1995 as well as the Report of Independent Accountants are contained herein.

    Financial Statements follow this page.

                         INDEX TO FINANCIAL STATEMENTS

THE PROTECTIVE VARIABLE ANNUITY SEPARATE ACCOUNT

Report of Independent Accountants....................................................        F-2

Statement of Assets and Liabilities as of December 31, 1997..........................        F-3

Statement of Assets and Liabilities as of December 31, 1996..........................        F-5

Statement of Operations for the period ended December 31, 1997.......................        F-6

Statement of Operations for the period ended December 31, 1996.......................        F-8

Statement of Changes in Net Assets for the period ended December 31, 1997............        F-9

Statement of Changes in Net Assets for the period ended December 31, 1996............       F-11

Notes to Financial Statements........................................................       F-12

PROTECTIVE LIFE INSURANCE COMPANY

Report of Independent Accountants....................................................       F-18

Consolidated Statements of Income for the years ended
 December 31, 1997, 1996 and 1995....................................................       F-19

Consolidated Balance Sheets as of December 31, 1997 and 1996.........................       F-20

Consolidated Statements of Stockholder's Equity for the years ended
 December 31, 1997, 1996 and 1995....................................................       F-21

Consolidated Statements of Cash Flows for the years ended
 December 31, 1997, 1996 and 1995....................................................       F-22

Notes to Consolidated Financial Statements...........................................       F-23

Financial Statement Schedules:

Schedule III--Supplementary Insurance Information....................................        S-1

Schedule IV--Reinsurance.............................................................        S-2

    All other schedules to the consolidated financial statements required by
Article 7 of Regulation S-X are not required under the related instructions or are inapplicable and therefore have been omitted.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Contractowners and Board of Directors of Protective Life Insurance Company

    We have audited the financial statements of The Protective Variable Annuity Separate Account (comprised of seventeen subaccounts) included on pages F-3 through F-16 of this registration statement on Form N-4. These financial statements are the responsibility of the management of The Protective Variable Annuity Separate Account. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of shares owned as of December 31, 1997 and 1996, by correspondence with the transfer agents. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Protective Variable Annuity Separate Account as of December 31, 1997 and 1996, the results of its operations, and the changes in its net assets for the years then ended, in conformity with generally accepted accounting principles.

Birmingham, Alabama
March 5, 1998

                THE PROTECTIVE VARIABLE ANNUITY SEPARATE ACCOUNT
                       STATEMENT OF ASSETS & LIABILITIES
                               DECEMBER 31, 1997

                                                      PIC            PIC                              PIC
                                       PIC          GROWTH &      INTERNAT'L          PIC          SMALL CAP         PIC
                                  MONEY MARKET       INCOME         EQUITY       GLOBAL INCOME       EQUITY     CORE US EQUITY
                                   SUB-ACCOUNT    SUB-ACCOUNT    SUB-ACCOUNT      SUB-ACCOUNT     SUB-ACCOUNT    SUB-ACCOUNT
                                  -------------   ------------  --------------   --------------   ------------  --------------
ASSETS
Investment in sub-accounts at
 market value...................   $ 3,571,053    $355,505,039   $131,344,810     $ 48,720,463    $107,421,163   $176,791,623
Receivable from Protective Life
 Insurance Company..............        17,327        49,074              479                          6,003
                                  -------------   ------------  --------------   --------------   ------------  --------------
    Total Assets................     3,588,380    355,554,113     131,345,289       48,720,463    107,427,166     176,791,623
                                  -------------   ------------  --------------   --------------   ------------  --------------
LIABILITIES
Payable to Protective Life
 Insurance Company..............                                                            14                          2,581
                                  -------------   ------------  --------------   --------------   ------------  --------------
NET ASSETS......................   $ 3,588,380    $355,554,113   $131,345,289     $ 48,720,449    $107,427,166   $176,789,042
                                  -------------   ------------  --------------   --------------   ------------  --------------
                                  -------------   ------------  --------------   --------------   ------------  --------------

                                                   ACACIA CAPITAL   ACACIA CAPITAL
                                                    CORPORATION      CORPORATION
                                       PIC         CRI SMALL CAP         CRI
                                  CAPITAL GROWTH       GROWTH          BALANCED
                                   SUB-ACCOUNT      SUB-ACCOUNT      SUB-ACCOUNT
                                  --------------   --------------   --------------
ASSETS
Investment in sub-accounts at
 market value...................   $ 74,411,193     $    136,679     $  1,050,736
Receivable from Protective Life
 Insurance Company..............                                              155
                                  --------------   --------------   --------------
    Total Assets................     74,411,193          136,679        1,050,891
                                  --------------   --------------   --------------
LIABILITIES
Payable to Protective Life
 Insurance Company..............             12
                                  --------------   --------------   --------------
NET ASSETS......................   $ 74,411,181     $    136,679     $  1,050,891
                                  --------------   --------------   --------------
                                  --------------   --------------   --------------

    The accompanying notes are an integral part of the financial statements.

                THE PROTECTIVE VARIABLE ANNUITY SEPARATE ACCOUNT
                       STATEMENT OF ASSETS & LIABILITIES
                               DECEMBER 31, 1997

                                      MFS                          MFS            MFS      OPPENHEIMER               OPPENHEIMER
                                   EMERGING         MFS          GROWTH          TOTAL         CAP      OPPENHEIMER   GROWTH &
                                    GROWTH        RESEARCH      W/INCOME        RETURN     APPRECIATION   GROWTH       INCOME
                                  SUB-ACCOUNT   SUB-ACCOUNT    SUB-ACCOUNT    SUB-ACCOUNT  SUB-ACCOUNT  SUB-ACCOUNT  SUB-ACCOUNT
                                  -----------   ------------  -------------   -----------  -----------  -----------  -----------
ASSETS
Investment in sub-accounts at
 market value...................  $3,320,856    $ 6,285,782    $ 2,671,278    $1,747,276   $2,613,453   $3,609,636   $2,931,384
Receivable from Protective Life
 Insurance Company..............                                                                                          728
                                  -----------   ------------  -------------   -----------  -----------  -----------  -----------
    Total Assets................   3,320,856      6,285,782      2,671,278     1,747,276   2,613,453     3,609,636   2,932,112
                                  -----------   ------------  -------------   -----------  -----------  -----------  -----------
LIABILITIES
Payable to Protective Life
 Insurance Company..............                                         1                                   1,092
                                  -----------   ------------  -------------   -----------  -----------  -----------  -----------
NET ASSETS......................  $3,320,856    $ 6,285,782    $ 2,671,277    $1,747,276   $2,613,453   $3,608,544   $2,932,112
                                  -----------   ------------  -------------   -----------  -----------  -----------  -----------
                                  -----------   ------------  -------------   -----------  -----------  -----------  -----------

                                  OPPENHEIMER
                                   STRATEGIC
                                     BOND
                                  SUB-ACCOUNT
                                  -----------
ASSETS
Investment in sub-accounts at
 market value...................  $2,935,255
Receivable from Protective Life
 Insurance Company..............
                                  -----------
    Total Assets................   2,935,255
                                  -----------
LIABILITIES
Payable to Protective Life
 Insurance Company..............      14,633
                                  -----------
NET ASSETS......................  $2,920,622
                                  -----------
                                  -----------

    The accompanying notes are an integral part of the financial statements.

                THE PROTECTIVE VARIABLE ANNUITY SEPARATE ACCOUNT
                       STATEMENT OF ASSETS & LIABILITIES
                               DECEMBER 31, 1996

                                                  GROWTH AND   INTERNATIONAL                    SMALL CAP       SELECT
                                  MONEY MARKET      INCOME        EQUITY       GLOBAL INCOME      EQUITY        EQUITY
                                  SUB-ACCOUNT    SUB-ACCOUNT    SUB-ACCOUNT     SUB-ACCOUNT    SUB-ACCOUNT    SUB-ACCOUNT
                                  ------------   ------------  -------------   -------------   ------------  -------------
ASSETS
Investment in Protective
 Investment Company at market
 value..........................   $6,106,516    $210,437,396   $96,613,499     $37,653,564    $64,304,118    $101,547,462
Receivable from Protective Life
 Insurance Company..............                           67            32               1                             17
                                  ------------   ------------  -------------   -------------   ------------  -------------
    Total Assets................    6,106,516     210,437,463    96,613,531      37,653,565     64,304,118     101,547,479
                                  ------------   ------------  -------------   -------------   ------------  -------------
LIABILITIES
Payable to Protective Life
 Insurance Company..............            2                                                        1,837
                                  ------------   ------------  -------------   -------------   ------------  -------------
NET ASSETS......................   $6,106,514    $210,437,463   $96,613,531     $37,653,565    $64,302,281    $101,547,479
                                  ------------   ------------  -------------   -------------   ------------  -------------
                                  ------------   ------------  -------------   -------------   ------------  -------------

                                     CAPITAL
                                     GROWTH
                                   SUB-ACCOUNT
                                  -------------
ASSETS
Investment in Protective
 Investment Company at market
 value..........................   $30,194,123
Receivable from Protective Life
 Insurance Company..............             2
                                  -------------
    Total Assets................    30,194,125
                                  -------------
LIABILITIES
Payable to Protective Life
 Insurance Company..............
                                  -------------
NET ASSETS......................   $30,194,125
                                  -------------
                                  -------------

                See accompanying notes to financial statements.

                THE PROTECTIVE VARIABLE ANNUITY SEPARATE ACCOUNT
                            STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1997

                                                       PIC             PIC                              PIC
                                        PIC          GROWTH &       INTERNAT'L          PIC          SMALL CAP          PIC
                                    MONEY MARKET      INCOME          EQUITY       GLOBAL INCOME       EQUITY      CORE US EQUITY
                                    SUB-ACCOUNT    SUB-ACCOUNT     SUB-ACCOUNT      SUB-ACCOUNT     SUB-ACCOUNT     SUB-ACCOUNT
                                    ------------   ------------   --------------   --------------   ------------   --------------
INVESTMENT INCOME
  Dividends.......................   $ 216,131      $2,530,403      $2,328,793       $3,987,063     $   311,079      $1,442,006
EXPENSE
  Mortality and expense risk and
    administrative charges........      62,875       4,093,470       1,668,076          601,492       1,213,746       1,983,808
                                    ------------   ------------   --------------   --------------   ------------   --------------
  Net investment income (loss)....     153,256      (1,563,067)        660,717        3,385,571        (902,667)       (541,802)
                                    ------------   ------------   --------------   --------------   ------------   --------------
NET REALIZED AND UNREALIZED GAINS
 ON INVESTMENTS
Net realized gain from redemption
 of investment shares.............           0           3,109           5,500            1,401          17,568             553
Capital gain distribution.........           0      47,260,910       7,212,859          603,653      11,826,478      13,990,186
                                    ------------   ------------   --------------   --------------   ------------   --------------
Net realized gain on
 investments......................           0      47,264,019       7,218,359          605,054      11,844,046      13,990,739
Net unrealized appreciation on
 investments during the period....           1      19,421,926      (5,637,373)        (450,116)     10,752,598      20,604,003
                                    ------------   ------------   --------------   --------------   ------------   --------------
Net realized and unrealized gain
 on investments...................           1      66,685,945       1,580,986          154,938      22,596,644      34,594,742
                                    ------------   ------------   --------------   --------------   ------------   --------------
NET INCREASE IN NET ASSETS
 RESULTING FROM OPERATIONS........   $ 153,257      $65,122,878     $2,241,703       $3,540,509     $21,693,977      $34,052,940
                                    ------------   ------------   --------------   --------------   ------------   --------------
                                    ------------   ------------   --------------   --------------   ------------   --------------

                                                      ACACIA
                                                     CAPITAL         ACACIA
                                                   CORPORATION      CAPITAL
                                        PIC            CRI        CORPORATION
                                      CAPITAL       SMALL CAP         CRI
                                       GROWTH         GROWTH        BALANCED
                                    SUB-ACCOUNT    SUB-ACCOUNT    SUB-ACCOUNT
                                    ------------   ------------   ------------
INVESTMENT INCOME
  Dividends.......................  $   451,531    $         0    $    23,016
EXPENSE
  Mortality and expense risk and
    administrative charges........      711,311            408          2,454
                                    ------------   ------------   ------------
  Net investment income (loss)....     (259,780)          (408)        20,562
                                    ------------   ------------   ------------
NET REALIZED AND UNREALIZED GAINS
 ON INVESTMENTS
Net realized gain from redemption
 of investment shares.............         (554)           (12)            76
Capital gain distribution.........    4,665,040         12,282         49,926
                                    ------------   ------------   ------------
Net realized gain on
 investments......................    4,664,486         12,270         50,002
Net unrealized appreciation on
 investments during the period....    8,959,175        (12,845)       (53,486)
                                    ------------   ------------   ------------
Net realized and unrealized gain
 on investments...................   13,623,661           (575)        (3,484)
                                    ------------   ------------   ------------
NET INCREASE IN NET ASSETS
 RESULTING FROM OPERATIONS........  $13,363,881    $      (983)   $    17,078
                                    ------------   ------------   ------------
                                    ------------   ------------   ------------

    The accompanying notes are an integral part of the financial statements.

                THE PROTECTIVE VARIABLE ANNUITY SEPARATE ACCOUNT
                            STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1997

                                      MFS                            MFS                       OPPENHEIMER
                                   EMERGING          MFS           GROWTH           MFS            CAP        OPPENHEIMER
                                    GROWTH        RESEARCH        W/INCOME      TOTAL RETURN   APPRECIATION      GROWTH
                                  SUB-ACCOUNT    SUB-ACCOUNT     SUB-ACCOUNT    SUB-ACCOUNT    SUB-ACCOUNT    SUB-ACCOUNT
                                  -----------   -------------   -------------   ------------   ------------   ------------
INVESTMENT INCOME
  Dividends                       $        0    $          0     $    10,479    $         0    $         0    $         0
EXPENSE
  Mortality and expense risk and
    administrative charges......      11,765          19,515           7,836          4,785          7,974         11,176
                                  -----------   -------------   -------------   ------------   ------------   ------------
  Net investment income
    (loss)......................     (11,765)        (19,515)          2,643         (4,785)        (7,974)       (11,176)
                                  -----------   -------------   -------------   ------------   ------------   ------------
NET REALIZED AND UNREALIZED
 GAINS ON INVESTMENTS
Net realized gain from
 redemption of investment
 shares.........................       2,267               7              92            202             11             19
Capital gain distribution.......           0               0          49,017              0              0              0
                                  -----------   -------------   -------------   ------------   ------------   ------------
Net realized gain on
 investments....................       2,267               7          49,109            202             11             19
Net unrealized appreciation on
 investments during the
 period.........................       2,208          13,033          41,478         48,443        (56,978)        (9,267)
                                  -----------   -------------   -------------   ------------   ------------   ------------
Net realized and unrealized gain
 on investments.................       4,475          13,040          90,587         48,645        (56,967)        (9,248)
                                  -----------   -------------   -------------   ------------   ------------   ------------
NET INCREASE IN NET ASSETS
 RESULTING FROM OPERATIONS......  $   (7,290)   $     (6,475)    $    93,230    $    43,860    $   (64,941)   $   (20,424)
                                  -----------   -------------   -------------   ------------   ------------   ------------
                                  -----------   -------------   -------------   ------------   ------------   ------------

                                  OPPENHEIMER    OPPENHEIMER
                                    GROWTH &      STRATEGIC
                                     INCOME          BOND
                                  SUB-ACCOUNT    SUB-ACCOUNT
                                  ------------   ------------
INVESTMENT INCOME
  Dividends                       $     8,008    $    73,276
EXPENSE
  Mortality and expense risk and
    administrative charges......        8,503          9,293
                                  ------------   ------------
  Net investment income
    (loss)......................         (495)        63,983
                                  ------------   ------------
NET REALIZED AND UNREALIZED
 GAINS ON INVESTMENTS
Net realized gain from
 redemption of investment
 shares.........................          118             21
Capital gain distribution.......            0              0
                                  ------------   ------------
Net realized gain on
 investments....................          118             21
Net unrealized appreciation on
 investments during the
 period.........................      109,900        (22,462)
                                  ------------   ------------
Net realized and unrealized gain
 on investments.................      110,018        (22,441)
                                  ------------   ------------
NET INCREASE IN NET ASSETS
 RESULTING FROM OPERATIONS......  $   109,523    $    41,542
                                  ------------   ------------
                                  ------------   ------------

    The accompanying notes are an integral part of the financial statements.

                THE PROTECTIVE VARIABLE ANNUITY SEPARATE ACCOUNT
                            STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1996

                                       MONEY       GROWTH AND      INTERNATIONAL                      SMALL CAP
                                      MARKET         INCOME           EQUITY        GLOBAL INCOME      EQUITY       SELECT EQUITY
                                    SUB-ACCOUNT    SUB-ACCOUNT      SUB-ACCOUNT      SUB-ACCOUNT     SUB-ACCOUNT     SUB-ACCOUNT
                                    -----------   -------------   ---------------   --------------   -----------   ---------------
INVESTMENT INCOME
  Dividends.......................   $248,305      $ 3,507,449      $    38,511       $2,275,316     $  169,888      $ 1,160,405
EXPENSE
  Mortality and expense risk and
    administrative charges........     71,685        2,340,504        1,098,610          461,193        785,356        1,112,352
                                    -----------   -------------   ---------------   --------------   -----------   ---------------
  Net investment income (loss)....    176,620        1,166,945       (1,060,099)       1,814,123       (615,468)          48,053
                                    -----------   -------------   ---------------   --------------   -----------   ---------------
NET REALIZED AND UNREALIZED GAINS
 ON INVESTMENTS
Net realized gain from redemption
 of investment shares.............                     281,848          708,750           87,277         88,867          395,474
Capital gain distribution.........                  13,670,980        1,981,161          594,633      6,634,413        2,376,286
                                    -----------   -------------   ---------------   --------------   -----------   ---------------
Net realized gain on investments..                  13,952,828        2,689,911          681,910      6,723,280        2,771,760
Net unrealized appreciation on
 investments during the period....                  24,330,426       10,642,866          244,006      2,301,054       11,947,834
                                    -----------   -------------   ---------------   --------------   -----------   ---------------
Net realized and unrealized gain
 on investments...................                  38,283,254       13,332,777          925,916      9,024,334       14,719,594
                                    -----------   -------------   ---------------   --------------   -----------   ---------------
NET INCREASE IN NET ASSETS
 RESULTING FROM OPERATIONS........   $176,620      $39,450,199      $12,272,678       $2,740,039     $8,408,866      $14,767,647
                                    -----------   -------------   ---------------   --------------   -----------   ---------------
                                    -----------   -------------   ---------------   --------------   -----------   ---------------

                                      CAPITAL
                                      GROWTH
                                    SUB-ACCOUNT
                                    -----------
INVESTMENT INCOME
  Dividends.......................  $  315,147
EXPENSE
  Mortality and expense risk and
    administrative charges........     280,793
                                    -----------
  Net investment income (loss)....      34,354
                                    -----------
NET REALIZED AND UNREALIZED GAINS
 ON INVESTMENTS
Net realized gain from redemption
 of investment shares.............     143,094
Capital gain distribution.........     399,865
                                    -----------
Net realized gain on investments..     542,959
Net unrealized appreciation on
 investments during the period....   3,490,010
                                    -----------
Net realized and unrealized gain
 on investments...................   4,032,969
                                    -----------
NET INCREASE IN NET ASSETS
 RESULTING FROM OPERATIONS........  $4,067,323
                                    -----------
                                    -----------

                See accompanying notes to financial statements.

                THE PROTECTIVE VARIABLE ANNUITY SEPARATE ACCOUNT
                       STATEMENT OF CHANGES IN NET ASSETS
                      FOR THE YEAR ENDED DECEMBER 31, 1997

                                                       PIC             PIC                              PIC
                                       PIC          GROWTH &        INTERNAT'L          PIC          SMALL CAP          PIC
                                  MONEY MARKET       INCOME           EQUITY       GLOBAL INCOME      EQUITY       CORE US EQUITY
                                   SUB-ACCOUNT     SUB-ACCOUNT     SUB-ACCOUNT      SUB-ACCOUNT     SUB-ACCOUNT     SUB-ACCOUNT
                                  -------------   -------------   --------------   -------------   -------------   --------------
FROM OPERATIONS
Net investment income (loss)....   $   153,256    $ (1,563,067)    $    660,717     $ 3,385,571    $   (902,667)    $   (541,802)
Net realized gain on
 investments....................                    47,264,019        7,218,359         605,054      11,844,046       13,990,739
Net unrealized appreciation of
 investments during the period..             1      19,421,926       (5,637,373)       (450,116)     10,752,598       20,604,003
                                  -------------   -------------   --------------   -------------   -------------   --------------
Net increase in net assets
 resulting from operations......       153,257      65,122,878        2,241,703       3,540,509      21,693,977       34,052,940
                                  -------------   -------------   --------------   -------------   -------------   --------------
FROM VARIABLE ANNUITY CONTRACT
 TRANSACTIONS
Contractowners' net payments....     4,550,506      70,285,404       27,497,729       8,832,118      17,115,594       33,348,489
Contract maintenance fees.......        (1,861)       (119,996)         (53,643)        (15,577)        (40,747)         (57,679)
Surrenders......................    (2,124,233)    (10,448,724)      (4,248,152)     (1,859,370)     (3,563,235)      (5,804,052)
Death benefits..................       (90,244)     (2,020,758)        (806,371)       (432,617)       (383,402)        (952,669)
Transfer (to) from other
 portfolios.....................    (5,005,559)     22,297,846       10,100,492       1,001,821       8,302,698       14,654,534
                                  -------------   -------------   --------------   -------------   -------------   --------------
Net increase in net assets
 resulting from variable annuity
 contract transactions..........    (2,671,391)     79,993,772       32,490,055       7,526,375      21,430,908       41,188,623
                                  -------------   -------------   --------------   -------------   -------------   --------------
Total increase in net assets....    (2,518,134)    145,116,650       34,731,758      11,066,884      43,124,885       75,241,563
NET ASSETS
Beginning of Year...............     6,106,514     210,437,463       96,613,531      37,653,565      64,302,281      101,547,479
                                  -------------   -------------   --------------   -------------   -------------   --------------
End of Year.....................   $ 3,588,380    $355,554,113     $131,345,289     $48,720,449    $107,427,166     $176,789,042
                                  -------------   -------------   --------------   -------------   -------------   --------------
                                  -------------   -------------   --------------   -------------   -------------   --------------

                                                    ACACIA
                                                   CAPITAL        ACACIA
                                                  CORPORATION    CAPITAL
                                       PIC        CRI          CORPORATION
                                     CAPITAL      SMALL CAP        CRI
                                     GROWTH         GROWTH       BALANCED
                                   SUB-ACCOUNT    SUB-ACCOUNT  SUB-ACCOUNT
                                  -------------   ----------   ------------
FROM OPERATIONS
Net investment income (loss)....   $  (259,780)    $   (408)    $   20,562
Net realized gain on
 investments....................     4,664,486       12,270         50,002
Net unrealized appreciation of
 investments during the period..     8,959,175      (12,845)       (53,486)
                                  -------------   ----------   ------------
Net increase in net assets
 resulting from operations......    13,363,881         (983)        17,078
                                  -------------   ----------   ------------
FROM VARIABLE ANNUITY CONTRACT
 TRANSACTIONS
Contractowners' net payments....    23,501,411      107,775        954,698
Contract maintenance fees.......       (19,980)           7            (21)
Surrenders......................    (1,542,873)        (544)        (9,883)
Death benefits..................      (290,376)
Transfer (to) from other
 portfolios.....................     9,204,993       30,424         89,019
                                  -------------   ----------   ------------
Net increase in net assets
 resulting from variable annuity
 contract transactions..........    30,853,175      137,662      1,033,813
                                  -------------   ----------   ------------
Total increase in net assets....    44,217,056      136,679      1,050,891
NET ASSETS
Beginning of Year...............    30,194,125
                                  -------------   ----------   ------------
End of Year.....................   $74,411,181     $136,679     $1,050,891
                                  -------------   ----------   ------------
                                  -------------   ----------   ------------

    The accompanying notes are an integral part of the financial statements.

                THE PROTECTIVE VARIABLE ANNUITY SEPARATE ACCOUNT
                       STATEMENT OF CHANGES IN NET ASSETS
                      FOR THE YEAR ENDED DECEMBER 31, 1997

                                      MFS                         MFS            MFS       OPPENHEIMER                 OPPENHEIMER
                                   EMERGING         MFS          GROWTH         TOTAL          CAP       OPPENHEIMER    GROWTH &
                                    GROWTH       RESEARCH       W/INCOME       RETURN      APPRECIATION    GROWTH        INCOME
                                  SUB-ACCOUNT   SUB-ACCOUNT   SUB-ACCOUNT    SUB-ACCOUNT   SUB-ACCOUNT   SUB-ACCOUNT   SUB-ACCOUNT
                                  -----------   -----------   ------------   -----------   -----------   -----------   -----------
FROM OPERATIONS
Net investment income (loss)....  $  (11,765)   $  (19,515)    $    2,643    $   (4,785)   $   (7,974)   $  (11,176)   $     (495)
Net realized gain on
 investments....................       2,267             7         49,109           202            11            19           118
Net unrealized appreciation of
 investments during the
 period.........................       2,208        13,033         41,478        48,443       (56,978)       (9,267)      109,900
                                  -----------   -----------   ------------   -----------   -----------   -----------   -----------
Net increase in net assets
 resulting from operations......      (7,290)       (6,475)        93,230        43,860       (64,941)      (20,424)      109,523
                                  -----------   -----------   ------------   -----------   -----------   -----------   -----------
FROM VARIABLE ANNUITY CONTRACT
 TRANSACTIONS
Contractowners' net payments....   2,503,454     4,920,127      2,051,786     1,145,999     2,107,943     2,994,586     2,158,105
Contract maintenance fees.......         307           (56)            40           (55)         (370)          (22)          (21)
Surrenders......................      (8,914)      (32,833)        (7,709)       (3,032)      (19,335)       (7,756)      (13,263)
Death benefits..................                                   (4,375)                                   (4,472)
Transfer (to) from other
 portfolios.....................     833,299     1,405,019        538,305       560,504       590,156       646,632       677,768
                                  -----------   -----------   ------------   -----------   -----------   -----------   -----------
Net increase in net assets
 resulting from variable annuity
 contract transactions..........   3,328,146     6,292,257      2,578,047     1,703,416     2,678,394     3,628,968     2,822,589
                                  -----------   -----------   ------------   -----------   -----------   -----------   -----------
Total increase in net assets....   3,320,856     6,285,782      2,671,277     1,747,276     2,613,453     3,608,544     2,932,112
NET ASSETS
Beginning of Year...............
                                  -----------   -----------   ------------   -----------   -----------   -----------   -----------
End of Year.....................  $3,320,856    $6,285,782     $2,671,277    $1,747,276    $2,613,453    $3,608,544    $2,932,112
                                  -----------   -----------   ------------   -----------   -----------   -----------   -----------
                                  -----------   -----------   ------------   -----------   -----------   -----------   -----------

                                  OPPENHEIMER
                                   STRATEGIC
                                     BOND
                                  SUB-ACCOUNT
                                  -----------
FROM OPERATIONS
Net investment income (loss)....  $   63,983
Net realized gain on
 investments....................          21
Net unrealized appreciation of
 investments during the
 period.........................     (22,462)
                                  -----------
Net increase in net assets
 resulting from operations......      41,542
                                  -----------
FROM VARIABLE ANNUITY CONTRACT
 TRANSACTIONS
Contractowners' net payments....   1,948,790
Contract maintenance fees.......         429
Surrenders......................     (13,822)
Death benefits..................
Transfer (to) from other
 portfolios.....................     943,683
                                  -----------
Net increase in net assets
 resulting from variable annuity
 contract transactions..........   2,879,080
                                  -----------
Total increase in net assets....   2,920,622
NET ASSETS
Beginning of Year...............
                                  -----------
End of Year.....................  $2,920,622
                                  -----------
                                  -----------

    The accompanying notes are an integral part of the financial statements.

                THE PROTECTIVE VARIABLE ANNUITY SEPARATE ACCOUNT
                       STATEMENT OF CHANGES IN NET ASSETS
                      FOR THE YEAR ENDED DECEMBER 31, 1996

                                                    GROWTH AND     INTERNATIONAL                       SMALL CAP         SELECT
                                  MONEY MARKET        INCOME           EQUITY       GLOBAL INCOME       EQUITY           EQUITY
                                  SUB-ACCOUNT       SUB-ACCOUNT     SUB-ACCOUNT      SUB-ACCOUNT      SUB-ACCOUNT     SUB-ACCOUNT
                                ----------------   -------------   --------------   --------------   -------------   --------------
FROM OPERATIONS
Net investment income
 (loss).......................  $     176,620      $   1,166,945    $ (1,060,099)    $  1,814,123    $   (615,468)    $      48,053
Net realized gain on
 investments..................                        13,952,828       2,689,911          681,910       6,723,280         2,771,760
Net unrealized appreciation of
 investments during the
 period.......................                        24,330,426      10,642,866          244,006       2,301,054        11,947,834
                                ----------------   -------------   --------------   --------------   -------------   --------------
Net increase in net assets
 resulting from operations....        176,620         39,450,199      12,272,678        2,740,039       8,408,866        14,767,647
                                ----------------   -------------   --------------   --------------   -------------   --------------
FROM VARIABLE ANNUITY CONTRACT
 TRANSACTIONS
Contractowners' net
 payments.....................      3,253,963         32,897,893      21,531,594        7,193,776      11,302,973        22,772,322
Contract maintenance fees.....         (1,848)           (97,514)        (44,293)         (14,330)        (35,324)          (41,846)
Surrenders....................     (1,685,935)        (4,734,273)     (2,001,419)      (1,335,682)     (1,991,392)       (2,341,900)
Death benefits................        (23,760)        (1,013,995)       (524,985)        (297,967)       (446,636)         (382,788)
Transfer (to) from other
 portfolios...................       (130,107)        17,202,066      10,331,059        1,886,745       4,344,711        11,517,266
                                ----------------   -------------   --------------   --------------   -------------   --------------
Net increase in net assets
 resulting from variable
 annuity contract
 transactions.................      1,412,313         44,254,177      29,291,956        7,432,542      13,174,332        31,523,054
                                ----------------   -------------   --------------   --------------   -------------   --------------
Capital withdrawal by
 Protective Life Insurance
 Company......................       (552,800)        (1,356,579)     (3,832,052)      (3,604,323)     (1,098,162)       (1,471,036)
                                ----------------   -------------   --------------   --------------   -------------   --------------
Total increase in net
 assets.......................      1,036,133         82,347,797      37,732,582        6,568,258      20,485,036        44,819,665
NET ASSETS
Beginning of Year.............      5,070,381        128,089,666      58,880,949       31,085,307      43,817,245        56,727,814
                                ----------------   -------------   --------------   --------------   -------------   --------------
End of Year...................  $   6,106,514      $ 210,437,463    $ 96,613,531     $ 37,653,565    $ 64,302,281     $ 101,547,479
                                ----------------   -------------   --------------   --------------   -------------   --------------
                                ----------------   -------------   --------------   --------------   -------------   --------------


                                CAPITAL GROWTH
                                 SUB-ACCOUNT
                                --------------
FROM OPERATIONS
Net investment income
 (loss).......................   $     34,354
Net realized gain on
 investments..................        542,959
Net unrealized appreciation of
 investments during the
 period.......................      3,490,010
                                --------------
Net increase in net assets
 resulting from operations....      4,067,323
                                --------------
FROM VARIABLE ANNUITY CONTRACT
 TRANSACTIONS
Contractowners' net
 payments.....................     11,385,928
Contract maintenance fees.....         (9,250)
Surrenders....................       (581,887)
Death benefits................        (91,171)
Transfer (to) from other
 portfolios...................      5,858,727
                                --------------
Net increase in net assets
 resulting from variable
 annuity contract
 transactions.................     16,562,347
                                --------------
Capital withdrawal by
 Protective Life Insurance
 Company......................     (1,151,508)
                                --------------
Total increase in net
 assets.......................     19,478,162
NET ASSETS
Beginning of Year.............     10,715,963
                                --------------
End of Year...................   $ 30,194,125
                                --------------
                                --------------

                See accompanying notes to financial statements.

                THE PROTECTIVE VARIABLE ANNUITY SEPARATE ACCOUNT
                      OF PROTECTIVE LIFE INSURANCE COMPANY
                       NOTES TO THE FINANCIAL STATEMENTS

1. ORGANIZATION

    The Protective Variable Annuity Separate Account (Separate Account) was established by Protective Life Insurance Company (Protective Life) under the provisions of Tennessee law and commenced operations on March 14, 1994. The Separate Account is an investment account to which net proceeds from individual flexible premium deferred variable annuity contracts (the Contracts) are allocated until maturity or termination of the Contracts.

    Protective Life has structured the Separate Account into a unit investment trust form registered with the U.S. Securities and Exchange Commission under the Investment Company Act of 1940, as amended. The Separate Account is comprised of seven proprietary sub-accounts and ten independent sub-accounts. The seven proprietary sub-accounts are the Money Market, Growth and Income, International Equity, Global Income, Small Cap Equity, CORE US Equity, and Capital Growth sub-accounts. The Capital Growth sub-account was added June 13, 1995, with sales beginning July 3, 1995. Funds are transferred to Protective Investment Company (the Fund) in exchange for shares of the corresponding portfolio of the Fund.

    The ten independent sub-accounts are the Acacia Capital Corporation CRI Small Cap Growth, Acacia Capital Corporation CRI Balanced, MFS Emerging Growth, MFS Research, MFS Growth with Income, MFS Total Return, Oppenheimer Capital Appreciation, Oppenheimer Growth, Oppenheimer Growth & Income, and Oppenheimer Strategic Bond sub-accounts. The Acacia Capital Corporation CRI Small Cap Growth and Acacia Capital Corporation CRI Balanced subaccounts were added July 1, 1997, with sales beginning July 1, 1997. On January 1, 1998, the Acacia Capital Corporation CRI Small Cap Growth and Acacia Capital Corporation CRI Balanced funds were renamed the Calvert Social Small Cap Growth and Calvert Social Balanced Funds. The MFS Emerging Growth, Research, Growth with Income, and Total Return subaccounts were added July 1, 1997, with sales beginning July 1, 1997. The Oppenheimer Capital Appreciation, Growth, Growth & Income, and Strategic Bond subaccounts were added July 1, 1997, with sales beginning July 1, 1997. The Fund invests contractholder's funds in exchange for shares in the independent funds. The Fund then holds the shares for the contractowners.

    Gross premiums from the Contracts are allocated to the sub-accounts in accordance with contractowner instructions and are recorded as variable annuity contract transactions in the statement of changes in net assets. Such amounts are used to provide money to pay contract values under the Contracts (Note 4). The Separate Account's assets are the property of Protective Life.

    Contractowners may allocate some or all of gross premiums or transfer some or all of the contract value to the fixed account, which is part of Protective Life's general account. The assets of Protective Life's general account support its insurance and annuity obligations and are subject to Protective Life's general liabilities from business operations.

    Transfers to/from other portfolios, included in the statement of changes in net assets, are transfers between the individual sub-accounts and the sub-accounts and the fixed account.

2. SIGNIFICANT ACCOUNTING POLICIES

    INVESTMENT VALUATION: Investments are made in shares and are valued at the net asset values of the respective portfolios. Transactions with the Funds are recorded on the trade date. Dividend income is recorded on the ex-dividend date.

    REALIZED GAINS AND LOSSES: Realized gains and losses on investments include gains and losses on redemptions of the Fund's shares (determined on the last-in-first-out (LIFO) basis) and capital gain distributions from the Fund.

                THE PROTECTIVE VARIABLE ANNUITY SEPARATE ACCOUNT
                      OF PROTECTIVE LIFE INSURANCE COMPANY
                 NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    DIVIDEND INCOME AND CAPITAL GAIN DISTRIBUTIONS: Dividend income and capital gain distributions are recorded on the ex-dividend date. Distributions are from net investment income and net realized gains recorded in the Investment Company financials.

    USE OF ESTIMATES: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make various estimates that affect the reported amounts of assets and liabilities, at the date of the financial statements, as well as the reported amounts of income and expenses, during the reporting period. Actual results could differ from those estimates.

    FEDERAL INCOME TAXES: The operation of the Separate Account is included in the Federal income tax return of Protective Life. Under the provisions of the Contracts, Protective Life has the right to charge the Separate Account for Federal income tax attributable to the Separate Account. No charge is currently being made against the Separate Account for such tax.

    RECLASSIFICATIONS: Certain reclassifications have been made in previously reported financial statements and accompanying notes to make the prior year amounts comparable to those of the current year. Such reclassifications had no effect on previously reported net assets.

3. INVESTMENTS

    At December 31, 1997, the investments by the respective sub-accounts were as follows:

                                                              SHARES          COST        MARKET VALUE
                                                           ------------  --------------  --------------
Money Market.............................................     3,571,053  $    3,571,053  $    3,571,053
Growth and Income........................................    22,555,045  $  297,181,881  $  355,531,568
International Equity.....................................    10,548,201  $  120,773,576  $  131,344,833
Global Income............................................     4,807,861  $   48,410,709  $   48,720,458
Small Cap Equity.........................................     9,161,219  $   94,914,942  $  107,422,261
CORE US Equity...........................................     9,603,792  $  135,912,917  $  176,791,590
Capital Growth...........................................     4,703,701  $   61,781,865  $   74,411,188
Acacia Capital Corporation CRI Small Cap Equity..........        11,390  $      149,525  $      136,679
Acacia Capital Corporation CRI Balanced..................       530,139  $    1,104,222  $    1,050,736
MFS Emerging Growth......................................       205,753  $    3,318,647  $    3,320,856
MFS Research.............................................       398,086  $    6,272,749  $    6,285,782
MFS Growth With Income...................................       162,486  $    2,629,799  $    2,671,278
MFS Total Return.........................................       105,068  $    1,698,832  $    1,747,276
Oppenheimer Capital Appreciation.........................        63,805  $    2,670,431  $    2,613,453
Oppenheimer Growth.......................................       111,271  $    3,618,902  $    3,609,636
Oppenheimer Growth & Income..............................       142,438  $    2,821,485  $    2,931,384
Oppenheimer Strategic Bond...............................       573,292  $    2,957,717  $    2,935,255

    At December 31, 1996, the investments by the respective sub-accounts were as follows:

                                                              SHARES          COST        MARKET VALUE
                                                           ------------  --------------  --------------
Money Market.............................................     6,106,516  $    6,106,516  $    6,106,516
Growth and Income........................................    14,837,344  $  171,509,698  $  210,437,396
International Equity.....................................     7,509,791  $   80,404,907  $   96,613,499
Global Income............................................     3,699,891  $   36,893,699  $   37,653,564
Small Cap Equity.........................................     6,416,426  $   62,547,565  $   64,304,118
Select Equity............................................     6,578,183  $   81,272,809  $  101,547,462
Capital Growth...........................................     2,387,531  $   26,523,976  $   30,194,123

                THE PROTECTIVE VARIABLE ANNUITY SEPARATE ACCOUNT
                      OF PROTECTIVE LIFE INSURANCE COMPANY
                 NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

3. INVESTMENTS (CONTINUED)
    During the year ended December 31, 1997, transactions in shares were as follows:


                                        MONEY      GROWTH &   INTERNATIONAL   GLOBAL      SMALL      CORE US     CAPITAL
                                       MARKET       INCOME       EQUITY       INCOME     CAPITAL      EQUITY     GROWTH*
                                     -----------  ----------  ------------  ----------  ----------  ----------  ----------
Shares purchased...................    7,384,222   4,568,466    2,382,529      880,418   1,889,641   2,256,497   1,994,733
Shares received from reinvestment
 of dividends......................      216,131   3,243,711      771,149      452,653   1,052,027     856,997     330,376
                                     -----------  ----------  ------------  ----------  ----------  ----------  ----------
Total shares acquired..............    7,600,353   7,812,177    3,153,678    1,333,071   2,941,668   3,113,494   2,325,109
Shares redeemed....................  (10,135,816)    (94,476)    (115,268)    (225,101)   (196,875)    (87,885)     (8,939)
                                     -----------  ----------  ------------  ----------  ----------  ----------  ----------
Net increase in shares owned.......   (2,535,463)  7,717,701    3,038,410    1,107,970   2,744,793   3,025,609   2,316,170
Shares owned, beginning of the
 period............................    6,106,516  14,837,344    7,509,791    3,699,891   6,416,426   6,578,183   2,387,531
                                     -----------  ----------  ------------  ----------  ----------  ----------  ----------
Shares owned, end of the period....    3,571,053  22,555,045   10,548,201    4,807,861   9,161,219   9,603,792   4,703,701
                                     -----------  ----------  ------------  ----------  ----------  ----------  ----------
                                     -----------  ----------  ------------  ----------  ----------  ----------  ----------
Cost of shares acquired............  $ 7,600,353  $127,303,311  $41,961,893 $13,885,758 $34,688,924 $56,301,000 $35,386,576
                                     -----------  ----------  ------------  ----------  ----------  ----------  ----------
                                     -----------  ----------  ------------  ----------  ----------  ----------  ----------
Cost of shares redeemed............  $(10,135,816) $(1,631,128)  $(1,593,224) $(2,368,748) $(2,321,547) $(1,660,892) $ (128,687)
                                     -----------  ----------  ------------  ----------  ----------  ----------  ----------
                                     -----------  ----------  ------------  ----------  ----------  ----------  ----------


------------------------------

* date of inception, June 13, 1995


                            ACACIA CAPITAL   ACACIA CAPITAL      MFS                                           OPPENHEIMER
                            CORPORATION CRI  CORPORATION CRI   EMERGING       MFS      MFS GROWTH  MFS TOTAL     CAPITAL
                              SMALL CAP*        BALANCED*      GROWTH*     RESEARCH*   W/ INCOME*   RETURN*      APPREC*
                            ---------------  ---------------  ----------  -----------  ----------  ----------  ------------
Shares purchased..........         10,417          496,705       212,328     398,087      160,174     107,942       63,852
Shares received from
 reinvestment of
 dividends................          1,023           36,802             0           0        3,695           0            0
                            ---------------  ---------------  ----------  -----------  ----------  ----------  ------------
Total shares acquired.....         11,440          533,507       212,328     398,087      163,869     107,942       63,852
Shares redeemed...........            (60)          (3,368)       (6,575)         (1)      (1,383)     (2,874)         (47)
                            ---------------  ---------------  ----------  -----------  ----------  ----------  ------------
Net increase in shares
 owned....................         11,380          530,139       205,753     398,086      162,486     105,068       63,805
Shares owned, beginning of
 the period...............              0                0             0           0            0           0            0
                            ---------------  ---------------  ----------  -----------  ----------  ----------  ------------
Shares owned, end of the
 period...................         11,380          530,139       205,753     398,086      162,486     105,068       63,805
                            ---------------  ---------------  ----------  -----------  ----------  ----------  ------------
                            ---------------  ---------------  ----------  -----------  ----------  ----------  ------------
Cost of shares acquired...    $   150,314      $ 1,111,207    $3,422,009   $6,272,771  $2,652,475  $1,745,363   $2,672,447
                            ---------------  ---------------  ----------  -----------  ----------  ----------  ------------
                            ---------------  ---------------  ----------  -----------  ----------  ----------  ------------
Cost of shares redeemed...    $      (790)     $    (6,985)   $ (103,362)  $     (22)  $  (22,676) $  (46,531)  $   (2,016)
                            ---------------  ---------------  ----------  -----------  ----------  ----------  ------------
                            ---------------  ---------------  ----------  -----------  ----------  ----------  ------------


------------------------------

* date of inception, July 1, 1997

                                                                           OPPENHEIMER     OPPENHEIMER
                                                            OPPENHEIMER      GROWTH &       STRATEGIC
                                                              GROWTH*        INCOME*          BOND*
                                                            ------------  --------------  --------------
Shares purchased..........................................      111,304          142,438         599,683
Shares received from reinvestment of dividends............            0              405          14,325
                                                            ------------  --------------  --------------
Total shares acquired.....................................      111,304          143,401         614,008
Shares redeemed...........................................          (33)            (963)        (40,716)
                                                            ------------  --------------  --------------
Net increase in shares owned..............................      111,271          142,438         573,292
Shares owned, beginning of the period.....................            0                0               0
                                                            ------------  --------------  --------------
Shares owned, end of the period...........................      111,271          142,438         573,292
                                                            ------------  --------------  --------------
                                                            ------------  --------------  --------------
Cost of shares acquired...................................   $3,619,878   $    2,840,522  $    3,167,524
                                                            ------------  --------------  --------------
                                                            ------------  --------------  --------------
Cost of shares redeemed...................................   $     (976)  $      (19,037) $     (209,807)
                                                            ------------  --------------  --------------
                                                            ------------  --------------  --------------

------------------------------

* date of inception, July 1, 1997

                THE PROTECTIVE VARIABLE ANNUITY SEPARATE ACCOUNT
                      OF PROTECTIVE LIFE INSURANCE COMPANY
                 NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

3. INVESTMENTS (CONTINUED)
    During the year ended December 31, 1996, transactions in shares were as follows:

                                                       GROWTH &     INTERNATIONAL     GLOBAL       SMALL CAP        SELECT
                                      MONEY MARKET      INCOME         EQUITY         INCOME         EQUITY         EQUITY
                                      ------------   ------------   ------------   ------------   ------------   ------------
Shares purchased....................    10,013,890      3,458,329     2,374,625         866,789      1,384,189      2,173,261
Shares received from reinvestment of
 dividends..........................       247,679      1,220,863       159,071         282,658        689,037        225,031
                                      ------------   ------------   ------------   ------------   ------------   ------------
Total shares acquired...............    10,261,569      4,679,192     2,533,696       1,149,447      2,073,226      2,398,292
Shares redeemed.....................    (9,224,778)      (342,748)     (351,227)       (535,106)      (346,753)      (147,137)
                                      ------------   ------------   ------------   ------------   ------------   ------------
Net increase in shares owned........     1,036,791      4,336,444     2,182,469         614,341      1,726,473      2,251,155
Shares owned, beginning of the
 period.............................     5,069,725     10,500,900     5,327,322       3,085,550      4,689,953      4,327,028
                                      ------------   ------------   ------------   ------------   ------------   ------------
Shares owned, end of the period.....     6,106,516     14,837,344     7,509,791       3,699,891      6,416,426      6,578,183
                                      ------------   ------------   ------------   ------------   ------------   ------------
                                      ------------   ------------   ------------   ------------   ------------   ------------
Cost of shares acquired.............  $ 10,260,885   $ 62,406,535   $30,711,029    $ 11,715,743   $ 21,754,619   $ 34,540,135
                                      ------------   ------------   ------------   ------------   ------------   ------------
                                      ------------   ------------   ------------   ------------   ------------   ------------
Cost of shares redeemed.............  $ (9,224,094)  $ (4,375,417)  $(3,583,069)   $ (5,391,516)  $ (3,583,202)  $ (1,664,451)
                                      ------------   ------------   ------------   ------------   ------------   ------------
                                      ------------   ------------   ------------   ------------   ------------   ------------

                                        CAPITAL
                                        GROWTH*
                                      ------------
Shares purchased....................     1,447,658
Shares received from reinvestment of
 dividends..........................        56,182
                                      ------------
Total shares acquired...............     1,503,840
Shares redeemed.....................      (126,023)
                                      ------------
Net increase in shares owned........     1,377,817
Shares owned, beginning of the
 period.............................     1,009,714
                                      ------------
Shares owned, end of the period.....     2,387,531
                                      ------------
                                      ------------
Cost of shares acquired.............  $ 17,294,534
                                      ------------
                                      ------------
Cost of shares redeemed.............  $ (1,306,385)
                                      ------------
                                      ------------

------------------------------

*   date of inception, June 13, 1995

4. RELATED PARTY TRANSACTIONS

    Contractowners' net payments represent premiums received from policyholders less certain deductions made by Protective Life. These deductions may include
(1) premium tax charges, (2) surrender charges, and (3) transfer fees.

    There are no sales expenses deducted from premiums at the time the premiums are paid.

    Premium taxes, when applicable, will be deducted, as provided under applicable law, either from premiums when received, upon full or partial surrenders of the contract or from the amount applied to effect an annuity at the time annuity payments commence.

    If a Contract has not been in force for six years, upon surrender or for certain withdrawals, a surrender charge is deducted from the proceeds. Surrender charges may be decreased or waived on Contracts meeting certain restrictions as determined by Protective Life. Surrender charges of $600,919 and $355,926 were assessed on surrenders of $30,524,253 and $14,672,488 during 1997 and 1996, respectively.

    Protective Life has the right to charge $25 for each transfer after the first twelve transfers in any contract year. No transfer fees were assessed in 1997 or 1996, as no customer has requested more than twelve transfers in a contract year.

    An administrative charge is assessed on an annual basis equal to .15% of the daily net asset value of each sub-account in the Separate Account.

    The Separate Account is charged a daily mortality and expense risk charge at an annual rate of 1.25% of the net asset value of each Sub-Account. Protective Life assumes mortality risk in that annuitants may live for a longer period of time than estimated when the guarantees in the Contract were established. The expense risk that Protective Life assumes is the risk that administrative charges, contract maintenance fees, and transfer fees may be insufficient to cover actual future expenses. The mortality risk that Protective Life assumes also includes a guarantee to pay a death benefit if the contractowner dies before the annuity commencement date. The death benefit payable to the designated beneficiary depends on the age of the deceased owner on the date of death and the provision for death benefits at the purchase date of the annuity. If the policy was purchased before May 1, 1996, the guaranteed death benefit is equal to the sum of : (1) the Fixed Account Value (payable directly form Protective Life); plus (2) the greater of: (a) the Separate Account value; or
(b) the total net premiums allocated to the Separate Account less previous

                THE PROTECTIVE VARIABLE ANNUITY SEPARATE ACCOUNT
                      OF PROTECTIVE LIFE INSURANCE COMPANY
                 NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

4. RELATED PARTY TRANSACTIONS (CONTINUED) transfers from the Separate Account, partial surrenders, and any applicable surrender charges and contract maintenance fees, increased by amounts transferred to the Separate Account and interest at a compounded annual effective interest rate of 5% credited as of each contract anniversary up to any contractowner's 80th birthday. If the policy was purchased after May 1, 1996, and the owners death is prior to the Owner's 90th birthday, the Death Benefit is the greater of: (1) the Contract Value; or (2) total Purchase Payments made under the Contract reduced by any partial surrenders, withdrawals and associated Surrender Charges ; or (3) the Maximum Anniversary Value. If the Owner's death occurs after the deceased Owner's 90th birthday, the Death Benefit is the Contract Value.

    A contract maintenance fee of $35 is deducted on each contract anniversary date, and on any day that the contract is surrendered, if such surrender occurs on any day other than the contract anniversary date. The contract fee may be waived under certain circumstances. Contract maintenance fees assessed were $309,245 and $244,405 during 1997 and 1996, respectively.

    The net assets of each sub-account of the Separate Account reflect the investment management fees and other operating expenses incurred by the Funds.

    Protective Life offers a loan privilege to contractowners of section 403(b) policies that are not subject to Title I of ERISA. Such contractowners may obtain loans using the Contract as the only security for the loan. Loans are subject to provisions of The Internal Revenue Code of 1986, as amended, and to applicable retirement program rules. Loans outstanding approximated $395,000 and $289,000 at December 31, 1997 and 1996, respectively.

                         INDEX TO FINANCIAL STATEMENTS

Report of Independent Accountants....................................................       F-18

Consolidated Statements of Income for the years ended December 31, 1997, 1996, and
  1995...............................................................................       F-19

Consolidated Balance Sheets as of December 31, 1997 and 1996.........................       F-20

Consolidated Statements of Stockholder's Equity for the years ended December 31,
  1997, 1996, and 1995...............................................................       F-21

Consolidated Statements of Cash Flows for the years ended December 31, 1997, 1996,
  and 1995...........................................................................       F-22

Notes to Consolidated Financial Statements...........................................       F-23

Financial Statement Schedules:

  Schedule III--Supplementary Insurance Information..................................        S-1

  Schedule IV--Reinsurance...........................................................        S-2

    All other schedules to the consolidated financial statements required by
Article 7 of Regulation S-X are not required under the related instructions or are inapplicable and therefore have been omitted.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Directors and Stockholder
Protective Life Insurance Company
Birmingham, Alabama

    We have audited the consolidated financial statements and the financial statement schedules of Protective Life Insurance Company and Subsidiaries listed in the index on page F-17 of this Form N-4. These financial statements and financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedules based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Protective Life Insurance Company and Subsidiaries as of December 31, 1997 and 1996, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles. In addition, in our opinion, the financial statement schedules referred to above, when considered in relation to the basic financial statements taken as a whole, present fairly, in all material respects, the information required to be included therein.

                                          COOPERS & LYBRAND L.L.P.

February 11, 1998
Birmingham, Alabama

                       PROTECTIVE LIFE INSURANCE COMPANY

                       CONSOLIDATED STATEMENTS OF INCOME

                             (DOLLARS IN THOUSANDS)

                                                                  YEAR ENDED DECEMBER 31
                                                              -------------------------------
                                                                1997       1996       1995
                                                              ---------  ---------  ---------
REVENUES
  Premiums and policy fees (net of reinsurance ceded:
    1997-$334,899; 1996-$308,174; 1995-$333,173)............  $ 480,206  $ 462,050  $ 411,682
  Net investment income.....................................    557,488    498,781    458,433
  Realized investment gains.................................      1,824      5,510      1,951
  Other income..............................................      6,149      5,010      1,355
                                                              ---------  ---------  ---------
                                                              1,045,667    971,351    873,421
                                                              ---------  ---------  ---------
BENEFITS AND EXPENSES
  Benefits and settlement expenses (net of reinsurance
    ceded: 1997-$180,605; 1996-$215,424; 1995-$247,224).....    658,872    626,893    553,100
  Amortization of deferred policy acquisition costs.........    107,175     91,001     82,700
  Other operating expenses (net of reinsurance ceded:
    1997-$90,045; 1996-$81,839; 1995-$84,855)...............    129,870    128,148    119,888
                                                              ---------  ---------  ---------
                                                                895,917    846,042    755,688
                                                              ---------  ---------  ---------
INCOME BEFORE INCOME TAX....................................    149,750    125,309    117,733
INCOME TAX EXPENSE (BENEFIT)
  Current...................................................     66,283     44,908     47,009
  Deferred..................................................    (13,981)    (2,142)    (6,972)
                                                              ---------  ---------  ---------
                                                                 52,302     42,766     40,037
                                                              ---------  ---------  ---------
NET INCOME..................................................  $  97,448  $  82,543  $  77,696
                                                              ---------  ---------  ---------
                                                              ---------  ---------  ---------

                See notes to consolidated financial statements.

                       PROTECTIVE LIFE INSURANCE COMPANY

                          CONSOLIDATED BALANCE SHEETS

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                                                  DECEMBER 31
                                                                                           --------------------------
                                                                                               1997          1996
                                                                                           ------------   -----------
ASSETS
Investments:
  Fixed maturities, at market (amortized cost: 1997-$6,221,871; 1996-$4,648,525).........  $  6,348,252   $ 4,662,997
  Equity securities, at market (cost: 1997-$24,983; 1996-$31,669)........................        15,006        35,250
  Mortgage loans on real estate..........................................................     1,313,478     1,503,781
  Investment real estate, net of accumulated depreciation (1997-$671; 1996-$911).........        13,469        14,172
  Policy loans...........................................................................       194,109       166,704
  Other long-term investments............................................................        54,704        29,193
  Short-term investments.................................................................        54,337       101,215
                                                                                           ------------   -----------
    Total investments....................................................................     7,993,355     6,513,312
Cash.....................................................................................        39,197       114,384
Accrued investment income................................................................        94,095        70,541
Accounts and premiums receivable, net of allowance for uncollectible amounts
  (1997-$5,292; 1996-$2,525).............................................................        42,255        43,469
Reinsurance receivables..................................................................       591,457       332,614
Deferred policy acquisition costs........................................................       632,605       488,201
Property and equipment, net..............................................................        36,407        35,489
Other assets.............................................................................        14,445        14,636
Assets related to separate accounts......................................................       931,465       550,697
                                                                                           ------------   -----------
                                                                                           $ 10,375,281   $ 8,163,343
                                                                                           ------------   -----------
                                                                                           ------------   -----------
LIABILITIES
Policy liabilities and accruals:
  Future policy benefits and claims......................................................  $  3,324,294   $ 2,448,449
  Unearned premiums......................................................................       396,696       257,553
                                                                                           ------------   -----------
                                                                                              3,720,990     2,706,002
Guaranteed investment contract deposits..................................................     2,684,676     2,474,728
Annuity deposits.........................................................................     1,511,553     1,331,067
Other policyholders' funds...............................................................       183,324       142,221
Other liabilities........................................................................       246,081       117,847
Accrued income taxes.....................................................................           941         1,854
Deferred income taxes....................................................................        49,417        37,722
Indebtedness to related parties..........................................................        28,055        25,014
Liabilities related to separate accounts.................................................       931,465       550,697
                                                                                           ------------   -----------
    Total liabilities....................................................................     9,356,502     7,387,152
                                                                                           ------------   -----------
COMMITMENTS AND CONTINGENT LIABILITIES--NOTE G
STOCKHOLDER'S EQUITY
Preferred Stock, $1.00 par value, shares authorized and issued: 2,000, liquidation
  preference $2,000......................................................................             2             2
Common Stock, $1.00 par value............................................................         5,000         5,000
  Shares authorized and issued: 5,000,000
Additional paid-in capital...............................................................       327,992       237,992
Note receivable from PLC Employee Stock Ownership Plan...................................        (5,378)       (5,579)
Retained earnings........................................................................       629,436       532,088
Accumulated other comprehensive income
  Net unrealized gains on investments (net of income tax: 1997-$33,238; 1996-$3,601).....        61,727         6,688
                                                                                           ------------   -----------
    Total stockholder's equity...........................................................     1,018,779       776,191
                                                                                           ------------   -----------
                                                                                           $ 10,375,281   $ 8,163,343
                                                                                           ------------   -----------
                                                                                           ------------   -----------

                See notes to consolidated financial statements.

                       PROTECTIVE LIFE INSURANCE COMPANY

                CONSOLIDATED STATEMENTS OF STOCKHOLDER'S EQUITY

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                               NOTE
                                                                ADDITIONAL  RECEIVABLE             NET UNREALIZED      TOTAL
                                              PREFERRED  COMMON  PAID-IN     FROM PLC   RETAINED   GAINS (LOSSES)  STOCKHOLDER'S
                                                STOCK    STOCK   CAPITAL       ESOP     EARNINGS   ON INVESTMENTS     EQUITY
                                              ---------  ------ ----------  ----------  ---------  --------------  -------------
Balance, December 31, 1994...................            $5,000  $126,494    $(5,936)   $377,049     $(107,532)      $ 395,075
                                                                                                                   -------------
  Net income for 1995........................                                             77,696                        77,696
  Increase in net unrealized gains on
    investments (net of income tax:
    $89,742).................................                                                          166,663         166,663
  Reclassification adjustment for amounts
    included in net income (net of income
    tax: $(683)).............................                                                           (1,268)         (1,268)
                                                                                                                   -------------
  Comprehensive income for 1995..............                                                                          243,091
                                                                                                                   -------------
  Common dividends ($1.00 per share).........                                             (5,000)                       (5,000)
  Preferred dividends ($50 per share)........                                               (100)                         (100)
  Capital contribution from PLC..............                      18,000                                               18,000
  Decrease in note receivable form PLC
    ESOP.....................................                                    171                                       171
                                                 --
                                                         ------ ----------  ----------  ---------  --------------  -------------
Balance, December 31, 1995...................            5,000    144,494     (5,765)    449,645        57,863         651,237
                                                                                                                   -------------
  Net income for 1996........................                                             82,543                        82,543
  Decrease in net unrealized gains on
    investments (net of income tax:
    $(25,627)................................                                                          (47,593)        (47,593)
  Reclassification adjustment for amounts
    included in net income (net of income
    tax: $(1,928))...........................                                                           (3,582)         (3,582)
                                                                                                                   -------------
  Comprehensive income for 1996..............                                                                           31,368
                                                                                                                   -------------
  Redemption feature of preferred stock
    removed-Note I...........................    $2                 1,998                                                2,000
  Preferred dividends ($50 per share)........                                               (100)                         (100)
  Capital contribution from PLC..............                      91,500                                               91,500
  Decrease in note receivable from PLC
    ESOP.....................................                                    186                                       186
                                                 --
                                                         ------ ----------  ----------  ---------  --------------  -------------
Balance, December 31, 1996...................     2      5,000    237,992     (5,579)    532,088         6,688         776,191
                                                                                                                   -------------
  Net income for 1997........................                                             97,448                        97,448
  Increase in net unrealized gains on
    investments (net of income tax-
    $30,275).................................                                                           56,225          56,225
  Reclassification adjustment for amounts
    included in net income (net of income
    tax: $(638)).............................                                                           (1,186)         (1,186)
                                                                                                                   -------------
  Comprehensive income for 1997..............                                                                          152,487
                                                                                                                   -------------
  Preferred dividends ($50 per share)........                                               (100)                         (100)
  Capital contribution from PLC..............                      90,000                                               90,000
  Decrease in note receivable from PLC
    ESOP.....................................                                    201                                       201
                                                 --
                                                         ------ ----------  ----------  ---------  --------------  -------------
Balance, December 31, 1997...................    $2      $5,000  $327,992    $(5,378)   $629,436     $  61,727       $1,018,779
                                                 --
                                                 --
                                                         ------ ----------  ----------  ---------  --------------  -------------
                                                         ------ ----------  ----------  ---------  --------------  -------------

                See notes to consolidated financial statements.

                       PROTECTIVE LIFE INSURANCE COMPANY
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (DOLLARS IN THOUSANDS)

                                                                                  DECEMBER 31
                                                                       ----------------------------------
                                                                          1997        1996        1995
                                                                       ----------  ----------  ----------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income.........................................................  $   97,448  $   82,543  $   77,696
  Adjustments to reconcile net income to net cash provided by operating activities:
    Amortization of deferred policy acquisition costs................     107,175      91,001      84,501
    Capitalization of deferred policy acquisition costs..............    (135,211)    (77,078)    (89,266)
    Depreciation expense.............................................       5,124       5,333       4,317
    Deferred income taxes............................................     (17,918)     (2,442)     (6,971)
    Accrued income taxes.............................................      (5,558)        893       5,537
    Interest credited to universal life and investment products......     299,004     280,377     286,710
    Policy fees assessed on universal life and investment products...    (131,582)   (116,401)   (100,840)
    Change in accrued investment income and other receivables........    (158,798)    (70,987)   (161,924)
    Change in policy liabilities and other policyholder funds of
      traditional life and health products...........................     279,522     133,621     201,353
    Change in other liabilities......................................      65,393       7,209      (3,270)
    Other (net)......................................................      (1,133)     (4,281)     (6,634)
                                                                       ----------  ----------  ----------
Net cash provided by operating activities............................     403,466     329,788     291,209
                                                                       ----------  ----------  ----------
CASH FLOWS FROM INVESTING ACTIVITIES
  Maturities and principal reduction of investments:
    Investments available for sale...................................   6,462,663   1,327,323   2,014,060
    Other............................................................     324,242     168,898      78,568
  Sale of investments:
    Investment available for sale....................................   1,108,058   1,569,119   1,523,454
    Other............................................................     695,270     568,218     141,184
  Cost of investments acquired:
    Investments available for sale...................................  (8,428,804) (3,798,631) (3,626,877)
    Other............................................................    (718,335)   (400,322)   (540,648)
  Acquisitions and bulk reinsurance assumptions......................    (169,124)    264,126
  Purchase of property and equipment.................................      (6,087)     (6,899)     (5,629)
  Sale of property and equipment.....................................       2,681         288         286
                                                                       ----------  ----------  ----------
Net cash used in investing activities................................    (729,436)   (307,880)   (415,602)
                                                                       ----------  ----------  ----------
CASH FLOWS FROM FINANCING ACTIVITIES
  Borrowings under line of credit arrangements and long-term debt....   1,159,538     941,438   1,162,700
  Capital contribution from PLC......................................      90,000      91,500      18,000
  Principal payments on line of credit arrangements and long-term
    debt.............................................................  (1,159,538)   (941,438) (1,162,700)
  Principal payment on surplus note to PLC...........................      (4,693)    (10,000)     (4,750)
  Dividends to stockholder...........................................        (100)       (100)     (5,100)
  Investment product deposits and change in universal life
    deposits.........................................................     910,659     949,122     908,063
  Investment product withdrawals.....................................    (745,083)   (944,244)   (785,622)
                                                                       ----------  ----------  ----------
Net cash provided by financing activities............................     250,783      86,278     130,591
                                                                       ----------  ----------  ----------
INCREASE (DECREASE) IN CASH..........................................     (75,187)    108,186       6,198
CASH AT BEGINNING OF YEAR............................................     114,384       6,198           0
                                                                       ----------  ----------  ----------
CASH AT END OF YEAR..................................................  $   39,197  $  114,384  $    6,198
                                                                       ----------  ----------  ----------
                                                                       ----------  ----------  ----------
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
  Cash paid during the year:
    Interest on debt.................................................  $    4,343  $    4,633  $    6,029
    Income taxes.....................................................  $   57,215  $   43,478  $   41,397
SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES
  Reduction of principal on note from ESOP...........................  $      201  $      186  $      171
  Acquisitions and bulk reinsurance assumptions
    Assets acquired..................................................  $1,114,832  $  296,935  $      613
    Liabilities assumed..............................................    (902,267)   (364,862)    (21,800)
                                                                       ----------  ----------  ----------
    Net..............................................................  $  212,565  $  (67,927) $  (21,187)
                                                                       ----------  ----------  ----------
                                                                       ----------  ----------  ----------

                See notes to consolidated financial statements.

                       PROTECTIVE LIFE INSURANCE COMPANY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                (ALL DOLLAR AMOUNTS IN TABLES ARE IN THOUSANDS)

NOTE A--SIGNIFICANT ACCOUNTING POLICIES

    BASIS OF PRESENTATION

    The accompanying consolidated financial statements of Protective Life Insurance Company and subsidiaries ("Protective") are prepared on the basis of generally accepted accounting principles. Such accounting principles differ from statutory reporting practices used by insurance companies in reporting to state regulatory authorities. (See also Note B.)

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make various estimates that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities, as well as the reported amounts of revenues and expenses.

    ENTITIES INCLUDED

    The consolidated financial statements include the accounts, after intercompany eliminations, of Protective Life Insurance Company and its wholly-owned subsidiaries. Protective is a wholly-owned subsidiary of Protective Life Corporation ("PLC"), an insurance holding company.

    NATURE OF OPERATIONS

    Protective produces, distributes, and services a diverse array of life insurance, specialty insurance and retirement savings and investment products. Protective markets individual life insurance, dental insurance and managed care services, credit life and disability insurance, guaranteed investment contracts, guaranteed funding agreements, and fixed and variable annuities throughout the United States. Protective also maintains a separate division devoted exclusively to the acquisition of insurance policies from other companies.

    The operating results of companies in the insurance industry have historically been subject to significant fluctuations due to competition, economic conditions, interest rates, investment performance, maintenance of insurance ratings, and other factors.

    RECENTLY ISSUED ACCOUNTING STANDARDS

    In 1996 Protective adopted Statement of Financial Accounting Standards ("SFAS") No. 120, "Accounting and Reporting by Mutual Life Insurance Enterprises and by Insurance Enterprises for Certain Long-Duration Participating Contracts;" SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of;" and SFAS No. 122, "Accounting for Mortgage Servicing Rights." In 1997 Protective adopted SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities;" SFAS No. 130, "Reporting Comprehensive Income;" and SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information."

    SFAS No. 130 requires the presentation of comprehensive income and its components in a financial statement that is displayed with the same prominence as other financial statements. Protective has reconfigured the Consolidated Statements of Stockholder's Equity presented herein in accordance with this Statement. SFAS No. 131 requires additional disclosures with respect to Protective's operating segments.

    The adoption of these accounting standards did not have a material effect on Protective's financial statements but has resulted in changed disclosure and financial statement presentation.

                       PROTECTIVE LIFE INSURANCE COMPANY

                (ALL DOLLAR AMOUNTS IN TABLES ARE IN THOUSANDS)

NOTE A--SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    INVESTMENTS

    Protective has classified all of its investments in fixed maturities, equity securities, and short-term investments as "available for sale."

    Investments are reported on the following bases less allowances for uncollectible amounts on investments, if applicable:

    - Fixed maturities (bonds, bank loan participations, and redeemable preferred stocks)--at current market value.

    - Equity securities (common and nonredeemable preferred stocks)--at current market value.

    - Mortgage loans on real estate--at unpaid balances, adjusted for loan origination costs, net of fees, and amortization of premium or discount.

    - Investment real estate--at cost, less allowances for depreciation computed on the straight-line method. With respect to real estate acquired through foreclosure, cost is the lesser of the loan balance plus foreclosure costs or appraised value.

    - Policy loans--at unpaid balances.

    - Other long-term investments--at a variety of methods similar to those listed above, as deemed appropriate for the specific investment.

    - Short-term investments--at cost, which approximates current market value.

    Substantially all short-term investments have maturities of three months or less at the time of acquisition and include approximately $3.1 million in bank deposits voluntarily restricted as to withdrawal.

    As prescribed by SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," certain investments are recorded at their market values with the resulting unrealized gains and losses reduced by a related adjustment to deferred policy acquisition costs, net of income tax reported as a component of stockholder's equity. The market values of fixed maturities increase or decrease as interest rates fall or rise. Therefore, although the adoption of SFAS No. 115 does not affect Protective's operations, its reported stockholder's equity will fluctuate significantly as interest rates change.

                       PROTECTIVE LIFE INSURANCE COMPANY

                (ALL DOLLAR AMOUNTS IN TABLES ARE IN THOUSANDS)

NOTE A--SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    Protective's balance sheets at December 31, prepared on the basis of reporting investments at amortized cost rather than at market values, are as follows:

                                                                       1997           1996
                                                                   -------------  ------------
Total investments................................................  $   7,876,952  $  6,495,259
Deferred policy acquisition costs................................        654,043       495,965
All other assets.................................................      1,749,321     1,161,830
                                                                   -------------  ------------
                                                                   $  10,280,316  $  8,153,054
                                                                   -------------  ------------
                                                                   -------------  ------------
Deferred income taxes............................................  $      16,179  $     34,121
All other liabilities............................................      9,307,085     7,349,430
                                                                   -------------  ------------
                                                                       9,323,264     7,383,551
Stockholder's equity.............................................        957,052       769,503
                                                                   -------------  ------------
                                                                   $  10,280,316  $  8,153,054
                                                                   -------------  ------------
                                                                   -------------  ------------

    Realized gains and losses on sales of investments are recognized in net income using the specific identification basis.

    DERIVATIVE FINANCIAL INSTRUMENTS

    Protective does not use derivative financial instruments for trading purposes. Combinations of futures contracts and options on treasury notes are currently being used as hedges for asset/liability management of certain investments, primarily mortgage loans on real estate, mortgage-backed securities, and liabilities arising from interest-sensitive products such as guaranteed investment contracts and individual annuities. Realized investment gains and losses on such contracts are deferred and amortized over the life of the hedged asset. Net realized gains of $1.5 million and net realized losses of $0.2 million were deferred in 1997 and 1996 respectively. At December 31, 1997 and 1996, options and open futures contracts with notional amounts of $925.0 million and $805.0 million, respectively, had net unrealized losses of $0.4 million and $1.9 million respectively.

    Protective uses interest rate swap contracts to convert certain investments from a variable to a fixed rate of interest. At December 31, 1997, related open interest rate swap contracts with a notional amount of $95.3 million were in a $0.1 million net unrealized loss position. At December 31, 1996, related open interest rate swap contracts with a notional amount of $150.3 million were in a $0.7 million net unrealized loss position.

    In connection with a commercial mortgage loan securitization, Protective entered into interest rate swap contracts converting a fixed rate of interest to a floating rate of interest and converting a floating rate of interest to a fixed rate of interest with notional amounts at December 31, 1997, of $332.4 million and $200.0 million, respectively. In the aggregate, there were no net unrealized gains or losses associated with these swap contracts at December 31, 1997.

    CASH

    Cash includes all demand deposits reduced by the amount of outstanding checks and drafts.

                       PROTECTIVE LIFE INSURANCE COMPANY

                (ALL DOLLAR AMOUNTS IN TABLES ARE IN THOUSANDS)

NOTE A--SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    PROPERTY AND EQUIPMENT

    Property and equipment are reported at cost. Protective primarily uses the straight-line method of depreciation based upon the estimated useful lives of the assets. Major repairs or improvements are capitalized and depreciated over the estimated useful lives of the assets. Other repairs are expensed as incurred. The cost and related accumulated depreciation of property and equipment sold or retired are removed from the accounts, and resulting gains or losses are included in income.

    Property and equipment consisted of the following at December 31:

                                                                            1997       1996
                                                                          ---------  ---------
Home office building....................................................  $  37,459  $  36,586
Other, principally furniture and equipment..............................     46,937     35,401
                                                                          ---------  ---------
                                                                             84,396     71,987
Accumulated depreciation................................................     47,989     36,498
                                                                          ---------  ---------
                                                                          $  36,407  $  35,489
                                                                          ---------  ---------
                                                                          ---------  ---------

    SEPARATE ACCOUNTS

    Protective operates separate accounts, some in which Protective bears the investment risk and others in which the investments risk rests with the contractholder. The assets and liabilities related to separate accounts in which Protective does not bear the investment risk are valued at market and reported separately as assets and liabilities related to separate accounts in the accompanying consolidated financial statements.

    REVENUES, BENEFITS, CLAIMS, AND EXPENSES

    Traditional Life and Health Insurance Products--Traditional life insurance products consist principally of those products with fixed and guaranteed premiums and benefits and include whole life insurance policies, term life insurance policies, limited-payment life insurance policies, and certain annuities with life contingencies. Life insurance and immediate annuity premiums are recognized as revenue when due. Health insurance premiums are recognized as revenue over the terms of the policies. Benefits and expenses are associated with earned premiums so that profits are recognized over the life of the contracts. This is accomplished by means of the provision for liabilities for future policy benefits and the amortization of deferred policy acquisition costs.

    Liabilities for future policy benefits on traditional life insurance products have been computed using a net level method including assumptions as to investment yields, mortality, persistency, and other assumptions based on Protective's experience modified as necessary to reflect anticipated trends and to include provisions for possible adverse deviation. Reserve investment yield assumptions are graded and range from 2.5% to 7.0%. The liability for future policy benefits and claims on traditional life and health insurance products includes estimated unpaid claims that have been reported to Protective and claims incurred but not yet reported. Policy claims are charged to expense in the period that the claims are incurred.

                       PROTECTIVE LIFE INSURANCE COMPANY

                (ALL DOLLAR AMOUNTS IN TABLES ARE IN THOUSANDS)

NOTE A--SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    Activity in the liability for unpaid claims is summarized as follows:

                                                              1997        1996        1995
                                                           ----------  ----------  ----------
Balance beginning of year................................  $  108,159  $   73,642  $   79,462
  Less reinsurance.......................................       6,423       3,330       5,024
                                                           ----------  ----------  ----------
Net balance beginning of year............................     101,736      70,312      74,438
                                                           ----------  ----------  ----------
Incurred related to:
Current year.............................................     258,322     275,524     216,839
Prior year...............................................     (14,540)     (2,417)     (4,038)
                                                           ----------  ----------  ----------
  Total incurred.........................................     243,782     273,107     212,801
                                                           ----------  ----------  ----------
Paid related to:
Current year.............................................     203,381     197,163     164,321
Prior year...............................................      58,104      57,812      48,834
                                                           ----------  ----------  ----------
  Total paid.............................................     261,485     254,975     213,155
                                                           ----------  ----------  ----------
Other changes:
  Acquisitions and reserve transfers.....................       3,415      13,292      (3,772)
                                                           ----------  ----------  ----------
Net balance end of year..................................      87,448     101,736      70,312
  Plus reinsurance.......................................      18,673       6,423       3,330
                                                           ----------  ----------  ----------
Balance end of year......................................  $  106,121  $  108,159  $   73,642
                                                           ----------  ----------  ----------
                                                           ----------  ----------  ----------

    - Universal Life and Investment Products--Universal life and investment products include universal life insurance, guaranteed investment contracts, deferred annuities, and annuities without life contingencies. Revenues for universal life and investment products consist of policy fees that have been assessed against policy account balances for the costs of insurance, policy administration, and surrenders. That is, universal life and investment product deposits are not considered revenues in accordance with generally accepted accounting principles. Benefit reserves for universal life and investment products represent policy account balances before applicable surrender charges plus certain deferred policy initiation fees that are recognized in income over the term of the policies. Policy benefits and claims that are charged to expense include benefit claims incurred in the period in excess of related policy account balances and interest credited to policy account balances. Interest credit rates for universal life and investment products ranged from 3.0% to 9.4% in 1997.

      At December 31, 1997, Protective estimates the fair value of its guaranteed investment contracts to be $2,687.3 million using discounted cash flows. The surrender value of Protective's annuities which approximates fair value was $1,494.6 million.

    - Policy Acquisition Costs--Commissions and other costs of acquiring traditional life and health insurance, universal life insurance, and investment products that vary with and are primarily related to the production of new business have been deferred. Traditional life and health insurance acquisition costs are amortized over the premium-payment period of the related policies in proportion to the ratio of annual premium income to total anticipated premium income. Acquisition costs for universal life and investment products are being amortized over the lives of the

                       PROTECTIVE LIFE INSURANCE COMPANY

                (ALL DOLLAR AMOUNTS IN TABLES ARE IN THOUSANDS)

NOTE A--SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
     policies in relation to the present value of estimated gross profits from surrender charges and investment, mortality, and expense margins. Under SFAS No. 97, "Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments," Protective makes certain assumptions regarding the mortality, persistency, expenses, and interest rates it expects to experience in future periods. These assumptions are to be best estimates and are to be periodically updated whenever actual experience and/or expectations for the future change from initial assumptions. Additionally, relating to SFAS No. 115, these costs have been adjusted by an amount equal to the amortization that would have been recorded if unrealized gains or losses on investments associated with Protective's universal life and investment products had been realized.

    The cost to acquire blocks of insurance representing the present value of future profits from such blocks of insurance is also included in deferred policy acquisition costs. For acquisitions occurring after 1988, Protective amortizes the present value of future profits over the premium payment period including accrued interest at 8%. The unamortized present value of future profits for such acquisitions was approximately $261.9 million and $149.9 million at December 31, 1997 and 1996, respectively. During 1996 $69.2 million of present value of future profits on acquisitions made during the year was capitalized and $21.8 million was amortized. During 1997 $136.2 million of present value of future profits on acquisitions made during the year was capitalized, and $24.2 million was amortized. The unamortized present value of future profits for all acquisitions was $274.9 million at December 31, 1997 and $167.6 million at December 31, 1996.

    PARTICIPATING POLICIES

    Participating business comprises approximately 1% of the individual life insurance in force and 2% of the individual life insurance premium income. Policyholder dividends totaled $4.6 million in 1997, $4.1 million in 1996, and $2.6 million in 1995.

    INCOME TAXES

    Protective uses the asset and liability method of accounting for income taxes. Income tax provisions are generally based on income reported for financial statement purposes. Deferred federal income taxes arise from the recognition of temporary differences between the bases of assets and liabilities determined for financial reporting purposes and the bases determined for income tax purposes. Such temporary differences are principally related to the deferral of policy acquisition costs and the provision for future policy benefits and expenses.

    RECLASSIFICATIONS

    Certain reclassifications have been made in the previously reported financial statements and accompanying notes to make the prior year amounts comparable to those of the current year. Such reclassifications had no effect on net income, total assets, or stockholder's equity.

                       PROTECTIVE LIFE INSURANCE COMPANY

                (ALL DOLLAR AMOUNTS IN TABLES ARE IN THOUSANDS)

NOTE B--RECONCILIATION WITH STATUTORY REPORTING PRACTICES

    Financial statements prepared in conformity with generally accepted accounting principals ("GAAP") differ in some respects from the statutory accounting practices prescribed or permitted by insurance regulatory authorities. The most significant differences are: (a) acquisition costs of obtaining new business are deferred and amortized over the approximate life of the policies rather than charged to operations as incurred, (b) benefit liabilities are computed using a net level method and are based on realistic estimates of expected mortality, interest, and withdrawals as adjusted to provide for possible unfavorable deviation from such assumptions, (c) deferred income taxes are provided for temporary differences between financial and taxable earnings, (d) the Asset Valuation Reserve and Interest Maintenance Reserve are restored to stockholder's equity, (e) furniture and equipment, agents' debit balances, and prepaid expenses are reported as assets rather than being charged directly to surplus (referred to as nonadmitted items), (f) certain items of interest income, principally accrual of mortgage and bond discounts are amortized differently, and (g) bonds are stated at market instead of amortized cost.

    The reconciliations of net income and stockholder's equity prepared in conformity with statutory reporting practices to that reported in the accompanying consolidated financial statements are as follows:

                                                NET INCOME                  STOCKHOLDER'S EQUITY
                                      -------------------------------  -------------------------------
                                        1997       1996       1995       1997       1996       1995
                                      ---------  ---------  ---------  ---------  ---------  ---------
In conformity with statutory
  reporting practices: (1)..........  $ 134,417  $ 102,337  $ 115,259  $ 579,111  $ 456,320  $ 324,416
Additions (deductions) by
  adjustment:
  Deferred policy acquisition costs,
    net of amortization.............     10,310     (2,830)      (765)   632,605    488,201    410,183
  Deferred income tax...............     13,981      2,142      6,972    (49,417)   (37,722)   (67,420)
  Asset Valuation Reserve...........                                      67,369     64,233    105,769
  Interest Maintenance Reserve......     (1,434)    (2,142)    (1,235)     9,809     17,682     14,412
  Nonadmitted items.................                                      30,500     21,610     20,603
  Other timing and valuation
    adjustments.....................    (54,494)   (11,210)   (45,028)  (215,448)  (197,227)  (108,495)
  Noninsurance affiliates...........     17,530     11,104        (22)        (4)         4         (9)
  Consolidation elimination.........    (22,862)   (16,858)     2,515    (35,746)   (36,910)   (46,222)
                                      ---------  ---------  ---------  ---------  ---------  ---------
In conformity with generally
  accepted accounting principles....  $  97,448  $  82,543  $  77,696  $1,018,779 $ 776,191  $ 653,237
                                      ---------  ---------  ---------  ---------  ---------  ---------
                                      ---------  ---------  ---------  ---------  ---------  ---------

------------------------

(1) Consolidated

                       PROTECTIVE LIFE INSURANCE COMPANY

                (ALL DOLLAR AMOUNTS IN TABLES ARE IN THOUSANDS)

NOTE C--INVESTMENT OPERATIONS

    Major categories of net investment income for the years ended December 31 are summarized as follows:

                                                              1997        1996        1995
                                                           ----------  ----------  ----------
Fixed maturities.........................................  $  396,255  $  310,353  $  272,942
Equity securities........................................       1,186       2,124       1,338
Mortgage loans on real estate............................     161,604     153,463     162,135
Investment real estate...................................       2,004       1,875       1,855
Policy loans.............................................      11,370      10,378       8,958
Other, principally short-term investments................      21,876      51,637      40,348
                                                           ----------  ----------  ----------
                                                              594,295     529,830     487,576
Investment expenses......................................      36,807      31,049      29,143
                                                           ----------  ----------  ----------
                                                           $  557,488  $  498,781  $  458,433
                                                           ----------  ----------  ----------
                                                           ----------  ----------  ----------

    Realized investment gains (losses) for the years ended December 31 are summarized as follows:

Fixed maturities..............................  $  (8,355) $  (7,101) $   6,118
Equity securities.............................      5,975      1,733         44
Mortgage loans and other investments..........      4,204     10,878     (4,211)
                                                ---------  ---------  ---------
                                                $   1,824  $   5,510  $   1,951
                                                ---------  ---------  ---------
                                                ---------  ---------  ---------

    Protective has established an allowance for uncollectible amounts on investments. The allowance totaled $23.0 million at December 31, 1997 and $30.9 million at December 31, 1996. Additions and reductions to the allowance are included in realized investment gains (losses). Without such additions/ reductions, Protective had net realized investment losses of $6.1 million in 1997, net realized investment gains of $3.7 million in 1996, and net realized investment losses of $0.5 million in 1995.

    In 1997, gross gains on the sale of investments available for sale (fixed maturities, equity securities and short-term investments) were $21.3 million and gross losses were $23.5 million. In 1996, gross gains were $6.9 million and gross losses were $11.8 million. In 1995, gross gains were $18.0 million and gross losses were $11.8 million.

                       PROTECTIVE LIFE INSURANCE COMPANY

                (ALL DOLLAR AMOUNTS IN TABLES ARE IN THOUSANDS)

NOTE C--INVESTMENT OPERATIONS (CONTINUED)

    The amortized cost and estimated market values of Protective's investments classified as available for sale at December 31 are as follows:

                                                                                GROSS        GROSS      ESTIMATED
                                                                AMORTIZED    UNREALIZED   UNREALIZED      MARKET
1997                                                               COST         GAINS       LOSSES        VALUES
-------------------------------------------------------------  ------------  -----------  -----------  ------------
Fixed maturities:
  Bonds:
    Mortgage-backed..........................................  $  2,982,266   $  54,103    $  16,577   $  3,019,792
    United States Government and authorities.................       160,484       1,366            0        161,850
    States, municipalities, and political subdivisions.......        31,621         532            0         32,153
    Public utilities.........................................       481,679       7,241            0        488,920
    Convertibles and bonds with warrants.....................           694           0          168            526
    All other corporate bonds................................     2,559,186      80,903        1,019      2,639,070
  Redeemable preferred stocks................................         5,941           0            0          5,941
                                                               ------------  -----------  -----------  ------------
                                                                  6,221,871     144,145       17,764      6,348,252
Equity securities............................................        24,983         300       10,277         15,006
Short-term investments.......................................        54,337           0            0         54,337
                                                               ------------  -----------  -----------  ------------
                                                               $  6,301,190   $ 144,445    $  28,041   $  6,417,595
                                                               ------------  -----------  -----------  ------------
                                                               ------------  -----------  -----------  ------------

                                                                                GROSS        GROSS      ESTIMATED
                                                                AMORTIZED    UNREALIZED   UNREALIZED      MARKET
1996                                                               COST         GAINS       LOSSES        VALUES
-------------------------------------------------------------  ------------  -----------  -----------  ------------
Fixed maturities:
  Bonds:
    Mortgage-backed..........................................  $  2,192,978   $  29,925    $  20,810   $  2,202,093
    United States Government and authorities.................       348,318         661        1,377        347,602
    States, municipalities, and political subdivisions.......         5,515          47            9          5,553
    Public utilities.........................................       364,692       2,205          337        366,560
    Convertibles and bonds with warrants.....................           679           0          158            521
    All other corporate bonds................................     1,679,276      33,879       29,388      1,683,767
  Bank loan participations...................................        49,829           0            0         49,829
  Redeemable preferred stocks................................         7,238          60          226          7,072
                                                               ------------  -----------  -----------  ------------
                                                                  4,648,525      66,777       52,305      4,662,997
Equity securities............................................        31,669       9,570        5,989         35,250
Short-term investments.......................................       101,215           0            0        101,215
                                                               ------------  -----------  -----------  ------------
                                                               $  4,781,409   $  76,347    $  58,294   $  4,799,462
                                                               ------------  -----------  -----------  ------------
                                                               ------------  -----------  -----------  ------------

                       PROTECTIVE LIFE INSURANCE COMPANY

                (ALL DOLLAR AMOUNTS IN TABLES ARE IN THOUSANDS)

NOTE C--INVESTMENT OPERATIONS (CONTINUED)
    The amortized cost and estimated market values of fixed maturities at December 31, by expected maturity, are shown below. Expected maturities are derived from rates of prepayment that may differ from actual rates of prepayment.

                                                                                   ESTIMATED
                                                                     AMORTIZED       MARKET
1997                                                                    COST         VALUES
------------------------------------------------------------------  ------------  ------------
Due in one year or less...........................................  $    456,248  $    460,994
Due after one year through five years.............................     2,774,769     2,815,553
Due after five years through ten years............................     2,377,989     2,440,193
Due after ten years...............................................       612,865       631,512
                                                                    ------------  ------------
                                                                    $  6,221,871  $  6,348,252
                                                                    ------------  ------------
                                                                    ------------  ------------

                                                                                   ESTIMATED
                                                                     AMORTIZED       MARKET
1996                                                                    COST         VALUES
------------------------------------------------------------------  ------------  ------------
Due in one year or less...........................................  $    417,463  $    420,774
Due after one year through five years.............................     1,547,805     1,546,278
Due after five years through ten years............................     2,090,149     2,095,781
Due after ten years...............................................       593,108       600,164
                                                                    ------------  ------------
                                                                    $  4,648,525  $  4,662,997
                                                                    ------------  ------------
                                                                    ------------  ------------

    The approximate percentage distribution of Protective's fixed maturity investments by quality rating at December 31 is as follows:

RATING                                                                         1997       1996
---------------------------------------------------------------------------  ---------  ---------
AAA........................................................................       41.1%      48.3%
AA.........................................................................        4.8        4.4
A..........................................................................       29.1       22.6
BBB
  Bonds....................................................................       21.9       21.1
  Bank loan participations.................................................                   0.1
BB or Less
  Bonds....................................................................        3.0        2.5
  Bank loan participations.................................................                   0.9
Redeemable preferred stocks................................................        0.1        0.1
                                                                             ---------  ---------
                                                                                 100.0%     100.0%
                                                                             ---------  ---------
                                                                             ---------  ---------

At December 31, 1997 and 1996, Protective had bonds which were rated less than investment grade of $195.2 million and $117.5 million, respectively, having an amortized cost of $193.6 million and $137.0 million, respectively. At December 31, 1997, approximately $89.6 million of the bonds rates less than investment grade were securities issued in company-sponsored commercial mortgage loan securitizations. Additionally, Protective had bank loan participations at December 31, 1996 which were rated less than investment grade of $43.6 million having an amortized cost of $43.6 million.

                       PROTECTIVE LIFE INSURANCE COMPANY

                (ALL DOLLAR AMOUNTS IN TABLES ARE IN THOUSANDS)

NOTE C--INVESTMENT OPERATIONS (CONTINUED)
    The change in unrealized gains (losses), net of income tax on fixed maturity and equity securities for the years ended December 31 is summarized as follows:

                                                              1997        1996        1995
                                                           ----------  ----------  -----------
Fixed maturities.........................................  $   72,741  $  (56,898) $   199,024
Equity securities........................................  $   (8,813) $      207  $     2,740

    At December 31, 1997, all of Protective's mortgage loans were commercial loans of which 75% were retail, 9% were apartments, 7% were office buildings, and 7% were warehouses. Protective specializes in making mortgage loans on either credit-oriented or credit-anchored commercial properties, most of which are strip shopping centers in smaller towns and cities. No single tenant's leased space represents more than 5% of mortgage loans. Approximately 84% of the mortgage loans are on properties located in the following states listed in decreasing order of significance: Florida, Georgia, Texas, North Carolina, Alabama, Virginia, South Carolina, Tennessee, Kentucky, California, Maryland, Mississippi, Ohio, Michigan, and Indiana.

    Many of the mortgage loans have call provisions after five to seven years. Assuming the loans are called at their next call dates, approximately $76.7 million would become due in 1998, $434.4 million in 1999 to 2002, and $129.7 million in 2003 to 2007.

    At December 31, 1997, the average mortgage loan was $1.6 million, and the weighted average interest rate was 8.8%. The largest single mortgage loan was $12.8 million. While Protective's mortgage loans do not have quoted market values, at December 31, 1997 and 1996, Protective estimates the market value of its mortgage loans to be $1,405.5 million and $1,581.7 million, respectively, using discounted cash flows from the next call date.

    At December 31, 1997 and 1996, Protective's problem mortgage loans and foreclosed properties totaled $17.7 million and $23.7 million, respectively. Protective's mortgage loans are collateralized by real estate, any assessment of impairment is based upon the estimated fair value of the real estate. Based on Protective's evaluation of its mortgage loan portfolio, Protective does not expect any material losses on its mortgage loans.

    Certain investments, principally real estate, with a carrying value of $6.7 million were nonincome producing for the twelve months ended December 31, 1997.

    Protective believes it is not practicable to determine the fair value of its policy loans since there is no stated maturity, and policy loans are often repaid by reductions to policy benefits. Policy loan interest rates generally range from 4.5% to 8.0%. The fair values of Protective's other long-term investments approximate cost.

                       PROTECTIVE LIFE INSURANCE COMPANY

                (ALL DOLLAR AMOUNTS IN TABLES ARE IN THOUSANDS)

NOTE D--FEDERAL INCOME TAXES

    Protective's effective income tax rate varied from the maximum federal income tax rate as follows:

                                                                                       1997       1996       1995
                                                                                     ---------  ---------  ---------
Statutory federal income tax rate applied to pretax income.........................       35.0%      35.0%      35.0%
Dividends received deduction and tax-exempt interest...............................       (0.2)      (0.4)      (0.5)
Low-income housing credit..........................................................       (0.6)      (0.6)      (0.7)
Tax benefits arising from prior acquisitions and other adjustments.................        0.7        0.1        0.2
                                                                                           ---        ---        ---
Effective income tax rate..........................................................       34.9%      34.1%      34.0%
                                                                                           ---        ---        ---
                                                                                           ---        ---        ---

    The provision for federal income tax differs from amounts currently payable due to certain items reported for financial statement purposes in periods which differ from those in which they are reported for income tax purposes.

    Details of the deferred income tax provision for the years ended December 31 are as follows:

                                                                                   1997        1996        1995
                                                                                ----------  ----------  ----------
Deferred policy acquisition costs.............................................  $    7,054  $   15,542  $  (11,606)
Benefit and other policy liability changes....................................     (23,564)    (16,321)     52,496
Temporary differences of investment income....................................       2,516      (1,163)    (34,175)
Other items...................................................................          13        (200)    (13,687)
                                                                                ----------  ----------  ----------
                                                                                $  (13,981) $   (2,142) $   (6,972)
                                                                                ----------  ----------  ----------
                                                                                ----------  ----------  ----------

    The components of Protective's net deferred income tax liability as of December 31 were as follows:

                                                                                               1997        1996
                                                                                            ----------  ----------
Deferred income tax assets:
  Policy and policyholder liability reserves..............................................  $  138,701  $   80,151
  Other...................................................................................       1,029       2,503
                                                                                            ----------  ----------
                                                                                               139,730      82,654
                                                                                            ----------  ----------
                                                                                            ----------  ----------
Deferred income tax liabilities:
  Deferred policy acquisition costs.......................................................     150,895     117,696
  Unrealized gain on investments..........................................................      38,252       2,680
                                                                                            ----------  ----------
                                                                                               189,147     120,376
                                                                                            ----------  ----------
  Net deferred income tax liability.......................................................  $   49,417  $   37,722
                                                                                            ----------  ----------
                                                                                            ----------  ----------

    Under pre-1984 life insurance company income tax laws, a portion of Protective's gain from operations which was not subject to current income taxation was accumulated for income tax purposes in a memorandum account designated as Policyholders' Surplus. The aggregate accumulation in this account at December 31, 1997 was approximately $73 million. Should the accumulation in the Policyholders' Surplus account exceed certain stated maximums, or should distributions including cash dividends be made to PLC in excess of approximately $727 million, such excess would be subject to federal income taxes at rates then effective. Deferred income taxes have not been provided on amounts designated as Policyholders' Surplus.

                       PROTECTIVE LIFE INSURANCE COMPANY

                (ALL DOLLAR AMOUNTS IN TABLES ARE IN THOUSANDS)

NOTE D--FEDERAL INCOME TAXES (CONTINUED)
Protective does not anticipate involuntarily paying income tax on amounts in the Policyholders' Surplus accounts.

    Protective's income tax returns are included in the consolidated income tax returns of PLC. The allocation of income tax liabilities among affiliates is based upon separate income tax return calculations.

NOTE E--DEBT

    At December 31, 1997, PLC had no borrowings outstanding under a term note that contains, among other provisions, requirements for maintaining certain financial ratios, and restrictions on indebtedness incurred by PLC's subsidiaries including Protective. Additionally, PLC, on a consolidated basis, cannot incur debt in excess of 50% of its total capital.

    Protective has arranged sources of credit to temporarily fund scheduled investment commitments. Protective expects that the rate received on its investments will equal or exceed its borrowing rate. Protective had no such temporary borrowings outstanding at December 31, 1997 and 1996.

    Included in indebtedness to related parties is a surplus debenture issued by Protective to PLC. At December 31, 1997, the balance of the surplus debenture was $20.0 million. The debenture matures in 2003.

    Indebtedness to related parties also consists of payables to affiliates under control of PLC in the amount of $8.1 million at December 31, 1997. Protective routinely receives from or pays to affiliates under the control of PLC reimbursements for expenses incurred on one another's behalf. Receivables and payables among affiliates are generally settled monthly.

    Interest expense on borrowed money totaled $4.3 million, $4.6 million, and $6.0 million, in 1997, 1996, and 1995, respectively.

NOTE F--RECENT ACQUISITIONS

    In January 1996 Protective acquired through coinsurance a block of life insurance policies. In June 1996 Protective acquired through coinsurance a block of credit life insurance policies. In December 1996 Protective acquired a small life insurance company and acquired through coinsurance a block of life insurance policies.

    In June 1997, Protective acquired West Coast Life Insurance Company ("West Coast"). In September 1997, Protective acquired the Western Diversified Group. In October 1997, Protective coinsured a block of credit policies.

    These transactions have been accounted for as purchases, and the results of the transactions have been included in the accompanying financial statements since the effective dates of the agreements.

    Summarized below are the consolidated results of operations of 1997 and 1996, on an unaudited pro forma basis, as if the West Coast and Western Diversified Group acquisitions had occurred as of January 1, 1996. The pro forma information is based on Protective's consolidated results of operations for 1997 and 1996 and on data provided by the respective companies, after giving effect to certain pro forma adjustments. The pro forma financial information does not purport to be indicative of results of operations that

                       PROTECTIVE LIFE INSURANCE COMPANY

                (ALL DOLLAR AMOUNTS IN TABLES ARE IN THOUSANDS)

NOTE F--RECENT ACQUISITIONS (CONTINUED)
would have occurred had the transaction occurred on the basis assumed above nor are they indicative of results of the future operations of the combined enterprises.

                                                                                                1997          1996
                                                                                        ------------  ------------
  Total revenues......................................................................  $  1,133,962  $  1,126,096
  Net income..........................................................................  $    100,621  $     88,774

NOTE G--COMMITMENTS AND CONTINGENT LIABILITIES

    Under insurance guaranty fund laws, in most states, insurance companies doing business therein can be assessed up to prescribed limits for policyholder losses incurred by insolvent companies. Protective does not believe such assessments will be materially different from amounts already provided for in the financial statements. Most of these laws do provide, however, that an assessment may be excused or deferred if it would threaten an insurer's own financial strength.

    A number of civil jury verdicts have been returned against life and health insurers in the jurisdictions in which Protective does business involving the insurers' sales practices, alleged agent misconduct, failure to properly supervise agents, and other matters. Increasingly these lawsuits have resulted in the award of substantial judgments against the insurer that are disproportionate to the actual damages, including material amounts of punitive damages. In addition, in some class action and other lawsuits involving insurers' sales practices, insurers have made material settlement payments. In some states (including Alabama), juries have substantial discretion in awarding punitive damages which creates the potential for unpredictable material adverse judgments in any given punitive damage suit. Protective and its subsidiaries, like other life and health insurers, in the ordinary course of business, are involved in such litigation. Although the outcome of any litigation cannot be predicted with certainty, Protective believes that at the present time there are no pending or threatened lawsuits that are reasonably likely to have a material adverse effect on the financial position, results of operations, or liquidity of Protective.

NOTE H--STOCKHOLDER'S EQUITY AND RESTRICTIONS

    At December 31, 1997, approximately $483 million of consolidated stockholder's equity excluding net unrealized gains and losses represented net assets of Protective that cannot be transferred in the form of dividends, loans, or advances to PLC. In general, dividends up to specified levels are considered ordinary and may be paid thirty days after written notice to the insurance commissioner of the state of domicile unless such commissioner objects to the dividend prior to the expiration of such period. Dividends in larger amounts are considered extraordinary and are subject to affirmative prior approval by such commissioner. The maximum amount that would qualify as ordinary dividends to PLC by Protective in 1998 is estimated to be $154 million.

NOTE I--PREFERRED STOCK

    PLC owns all of the 2,000 shares of preferred stock issued by Protective's subsidiary, American Foundation. During 1996, American Foundation's articles of incorporation were amended such that the preferred stock is redeemable solely at the discretion of American Foundation. The stock pays, when and if declared, annual minimum cumulative dividends of $50 per share, and noncumulative participating

                       PROTECTIVE LIFE INSURANCE COMPANY

                (ALL DOLLAR AMOUNTS IN TABLES ARE IN THOUSANDS)

NOTE I--PREFERRED STOCK (CONTINUED)
dividends to the extent American Foundation's statutory earnings for the immediately preceding fiscal year exceed $1 million. Dividends of $0.1 million were paid to PLC in 1997, 1996, and 1995.

NOTE J--RELATED PARTY MATTERS

    On August 6, 1990, PLC announced that its Board of Directors approved the formation of an Employee Stock Ownership Plan ("ESOP"). On December 1, 1990, Protective transferred to the ESOP 520,000 shares of PLC's common stock held by it in exchange for a note. The outstanding balance of the note, $5.4 million at December 31, 1997, is accounted for as a reduction to stockholder's equity. The stock will be used to match employee contributions to PLC's existing 401(k) Plan. The ESOP shares are dividend paying. Dividends on the shares are used to pay the ESOP's note to Protective.

    Protective leases furnished office space and computers to affiliates. Lease revenues were $3.1 million in 1997, $3.7 million in 1996, and $3.1 million in 1995. Protective purchases data processing, legal, investment and management services from affiliates. The costs of such services were $51.6 million, $50.4 million, and $38.1 million, in 1997, 1996, and 1995, respectively. Commissions paid to affiliated marketing organizations of $5.2 million, $7.4 million, and $10.9 million, in 1997, 1996, and 1995, respectively, were included in deferred policy acquisition costs.

    Certain corporations with which PLC's directors were affiliated paid Protective premiums and policy fees for various types of group insurance. Such premiums and policy fees amounted to $21.4 million, $31.2 million, and $21.2 million, in 1997, 1996, and 1995, respectively. Protective and/or PLC paid commissions, interest, and service fees to these same corporations totaling $5.4 million, $5.0 million, and $5.3 million, in 1997, 1996, and 1995, respectively.

    For a discussion of indebtedness to related parties, see Note E.

NOTE K--OPERATING SEGMENTS

    Protective operates seven divisions whose principal strategic focuses can be grouped into three general categories: Life Insurance, Specialty Insurance Products, and Retirement Savings and Investment Products. Each division has a senior officer of Protective responsible for its operations. A division is generally distinguished by products and/or channels of distribution. A brief description of each division follows.

LIFE INSURANCE

    ACQUISITIONS DIVISION. The Acquisitions Division focuses solely on acquiring, converting, and servicing business acquired from other companies. These acquisitions may be accomplished through acquisitions of companies or through the assumption or reinsurance of life insurance and related policies.

    INDIVIDUAL LIFE DIVISION. The Individual Life Division markets universal life and other life insurance products on a national basis through a network of independent insurance agents. The Division primarily utilizes a distribution system based on experienced independent producing general agents who are recruited by regional sales managers. In addition, the Division distributes insurance products in the life insurance brokerage market.

    WEST COAST DIVISION. The West Coast Division sells universal and traditional ordinary life products in the life insurance brokerage market and in the "bank owned life insurance" market. The Division primarily

                       PROTECTIVE LIFE INSURANCE COMPANY

                (ALL DOLLAR AMOUNTS IN TABLES ARE IN THOUSANDS)

NOTE K--OPERATING SEGMENTS (CONTINUED)
utilizes a distribution system comprised of brokerage general agencies with a network of independent life agents.

SPECIALTY INSURANCE PRODUCTS

    DENTAL AND CONSUMER BENEFITS DIVISION. The Division (formerly known as the Group Division) recently exited from the traditional group major medical business, fulfilling the Division's strategy to focus primarily on dental and related products. Accordingly, the Division was renamed the Dental and Consumer Benefits Division. The Division's primary focus is on indemnity dental products. The Division also markets group life and disability coverages, and administers an essentially closed block of individual cancer insurance policies.

    FINANCIAL INSTITUTIONS DIVISION. The Financial Institutions Division specializes in marketing credit life and disability insurance products through banks, consumer finance companies and automobile dealers. The Division markets through employee field representatives, independent brokers, and an affiliate. The Division also includes a small property casualty insurer that sells automobile extended warranty coverages.

RETIREMENT SAVINGS AND INVESTMENT PRODUCTS

    GUARANTEED INVESTMENT CONTRACTS DIVISION. The Guaranteed Investment Contracts ("GIC") Division markets GICs to 401(k) and other qualified retirement savings plans. The Division also offers related products, including guaranteed funding agreements offered to the trustees of municipal bond proceeds, floating rate contracts offered to trust departments, and long-term annuity contracts offered to fund certain state obligations.

    INVESTMENT PRODUCTS DIVISION. The Investment Products Division manufactures, sells, and supports fixed and variable annuity products. These products are primarily sold through stockbrokers, but are also sold through financial institutions and the Individual Life Division's agency sales force.

CORPORATE AND OTHER

    Protective has an additional business segment herein referred to as Corporate and Other. The Corporate and Other segment primarily consists of net investment income and expenses not attributable to the Divisions above (including net investment income on capital and interest on substantially all debt).

    Protective uses the same accounting policies and procedures to measure operating segment income and assets as it uses to measure its consolidated net income and assets. Operating segment income is generally income before income tax. Premiums and policy fees, other income, benefits and settlement expenses, and amortization of deferred policy acquisition costs are attributed directly to each operating segment. Net investment income is allocated based on directly related assets required for transacting the business of that segment. Realized investment gains (losses) and other operating expenses are allocated to the segments in a manner which most appropriately reflects the operations of that segment. Unallocated realized investment gains (losses) are deemed not to be associated with any specific segment.

    Assets are allocated based on policy liabilities and deferred policy acquisition costs directly attributable to each segment.

    There are no significant intersegment transactions.

    Operating segment income and assets for the years ended December 31 are as follows:

                 (This page has been left blank intentionally.)

                       PROTECTIVE LIFE INSUARNCE COMPANY

                (ALL DOLLAR AMOUNTS IN TABLES ARE IN THOUSANDS)

                                        LIFE INSURANCE
                           -----------------------------------------
                                           INDIVIDUAL
OPERATING SEGMENT INCOME   ACQUISITIONS       LIFE       WEST COAST
-------------------------  -------------   -----------   -----------
1997
Premiums and policy
  fees...................    $  102,635    $   127,480   $   14,122
Net investment income....       110,155         54,593       30,194
Realized investment gains
  (losses)...............
Other income.............            10            617
                           -------------   -----------   -----------
    Total revenues.......       212,800        182,690       44,316
                           -------------   -----------   -----------
Benefits and settlement
  expenses...............       116,506        114,678       28,304
Amortization of deferred
  policy acquisition
  costs..................        16,606         27,354          961
Other operating
  expenses...............        23,016         18,178        6,849
                           -------------   -----------   -----------
    Total benefits and
     expenses............       156,128        160,210       36,114
                           -------------   -----------   -----------
Income before income
  tax....................        56,672         22,480        8,202
Income tax expense.......
                           -------------   -----------   -----------
Net income...............
                           -------------   -----------   -----------
1996
Premiums and policy
  fees...................    $  106,543    $   116,710
Net investment income....       106,015         48,442
Realized investment gains
  (losses)...............                        3,098
Other income.............           641          1,056
                           -------------   -----------   -----------
    Total revenues.......       213,199        169,306
                           -------------   -----------   -----------
Benefits and settlement
  expenses...............       118,181         96,404
Amortization of deferred
  policy acquisition
  costs..................        17,162         28,393
Other operating
  expenses...............        24,292         28,611
                           -------------   -----------   -----------
    Total benefits and
     expenses............       159,635        153,408
                           -------------   -----------   -----------
Income before income
  tax....................        53,564         15,898
Income tax expense.......
                           -------------   -----------   -----------
Net income...............
                           -------------   -----------   -----------
1995
Premiums and policy
  fees...................    $   98,501    $    99,018
Net investment income....        95,018         40,237
Realized investment gains
  (losses)...............
Other income.............            25            169
                           -------------   -----------   -----------
    Total revenues.......       193,544        139,424
                           -------------   -----------   -----------
Benefits and settlement
  expenses...............       100,016         80,067
Amortization of deferred
  policy acquisition
  costs..................        20,601         20,403
Other operating
  expenses...............        22,551         22,748
                           -------------   -----------   -----------
    Total benefits and
     expenses............       143,168        123,218
                           -------------   -----------   -----------
Income before income
  tax....................        50,376         16,206
Income tax expense.......
                           -------------   -----------   -----------
Net income...............
                           -------------   -----------   -----------
OPERATING SEGMENT ASSETS
-------------------------
1997
Investments and other
  assets.................    $1,401,294    $   960,316   $  910,030
Deferred policy
  acquisition costs......       138,052        252,321      108,126
                           -------------   -----------   -----------
Total assets.............    $1,539,346    $ 1,212,637   $1,018,156
                           -------------   -----------   -----------
1996
Investments and other
  assets.................    $1,423,081    $   814,728
Deferred policy
  acquisition costs......       156,172        220,232
                           -------------   -----------   -----------
Total assets.............    $1,579,253    $ 1,034,960
                           -------------   -----------   -----------
1995
Investments and other
  assets.................    $1,131,653    $   701,431
Deferred policy
  acquisition costs......       123,889        186,496
                           -------------   -----------   -----------
Total assets.............    $1,255,542    $   887,927
                           -------------   -----------   -----------

----------------------------------

(1) Adjustments represent the inclusion of unallocated realized investment gains (losses) and the recognition of income tax expense. There are no asset adjustments.

                       PROTECTIVE LIFE INSUARNCE COMPANY

                (ALL DOLLAR AMOUNTS IN TABLES ARE IN THOUSANDS)

                               SPECIALTY INSURANCE         RETIREMENT SAVINGS AND
                                    PRODUCTS                 INVESTMENT PRODUCTS
                           ---------------------------   ---------------------------
                           DENTAL AND                     GUARANTEED                   CORPORATE
                            CONSUMER       FINANCIAL      INVESTMENT     INVESTMENT       AND                             TOTAL
                            BENEFITS     INSTITUTIONS     CONTRACTS       PRODUCTS       OTHER      ADJUSTMENTS(1)    CONSOLIDATED
                           -----------   -------------   ------------   ------------   ----------   ---------------   -------------
1997
Premiums and policy
  fees...................    $151,110       $ 72,263                    $   12,367      $    229                       $   480,206
Net investment income....      23,810         16,341     $  211,915        105,196         5,284                           557,488
Realized investment gains
  (losses)...............                                    (3,180)           589                       $4,415              1,824
Other income.............       1,278          3,033                          (192)        1,403                             6,149
                           -----------   -------------   ------------   ------------   ----------        ------       -------------
    Total revenues.......     176,198         91,637        208,735        117,960         6,916                         1,045,667
                           -----------   -------------   ------------   ------------   ----------        ------       -------------
Benefits and settlement
  expenses...............     110,148         27,643        179,235         82,019           339                           658,872
Amortization of deferred
  policy acquisition
  costs..................      15,711         30,812            618         15,110             3                           107,175
Other operating
  expenses...............      38,572         20,165          3,945         12,312         6,833                           129,870
                           -----------   -------------   ------------   ------------   ----------        ------       -------------
    Total benefits and
     expenses............     164,431         78,620        183,798        109,441         7,175                           895,917
                           -----------   -------------   ------------   ------------   ----------        ------       -------------
Income before income
  tax....................      11,767         13,017         24,937          8,519          (259)                          149,750
Income tax expense.......                                                                                52,302             52,302
                           -----------   -------------   ------------   ------------   ----------        ------       -------------
Net income...............                                                                                              $    97,448
                           -----------   -------------   ------------   ------------   ----------        ------       -------------
1996
Premiums and policy
  fees...................    $156,530       $ 73,422                    $    8,189      $    656                       $   462,050
Net investment income....      16,249         13,898     $  214,369         98,719         1,089                           498,781
Realized investment gains
  (losses)...............                                    (7,963)         3,858                       $6,517              5,510
Other income.............       2,193                                           56         1,064                             5,010
                           -----------   -------------   ------------   ------------   ----------        ------       -------------
    Total revenues.......     174,972         87,320        206,406        110,822         2,809                           971,351
                           -----------   -------------   ------------   ------------   ----------        ------       -------------
Benefits and settlement
  expenses...............     125,797         42,781        169,927         73,093           710                           626,893
Amortization of deferred
  policy acquisition
  costs..................       5,326         24,900            509         14,710             1                            91,001
Other operating
  expenses...............      43,028         10,673          3,840         13,196         4,508                           128,148
                           -----------   -------------   ------------   ------------   ----------        ------       -------------
    Total benefits and
     expenses............     174,151         78,354        174,276        100,999         5,219                           846,042
                           -----------   -------------   ------------   ------------   ----------        ------       -------------
Income before income
  tax....................         821          8,966         32,130          9,823        (2,410)                          125,309
Income tax expense.......                                                                                42,766             42,766
                           -----------   -------------   ------------   ------------   ----------        ------       -------------
Net income...............                                                                                              $    82,543
                           -----------   -------------   ------------   ------------   ----------        ------       -------------
1995
Premiums and policy
  fees...................    $142,483       $ 65,669                    $    4,566      $  1,445                       $   411,682
Net investment income....      14,329          9,276     $  203,376         95,661           536                           458,433
Realized investment gains
  (losses)...............                                    (3,908)         4,938                       $  921              1,951
Other income.............       2,451         (2,187)                         (181)        1,078                             1,355
                           -----------   -------------   ------------   ------------   ----------        ------       -------------
    Total revenues.......     159,263         72,758        199,468        104,984         3,059                           873,421
                           -----------   -------------   ------------   ------------   ----------        ------       -------------
Benefits and settlement
  expenses...............     109,447         24,020        165,963         72,111         1,476                           553,100
Amortization of deferred
  policy acquisition
  costs..................       3,052         26,809            386         11,446             3                            82,700
Other operating
  expenses...............      37,657         14,228          4,140         10,494         8,070                           119,888
                           -----------   -------------   ------------   ------------   ----------        ------       -------------
    Total benefits and
     expenses............     150,156         65,057        170,489         94,051         9,549                           755,688
                           -----------   -------------   ------------   ------------   ----------        ------       -------------
Income before income
  tax....................       9,107          7,701         28,979         10,933        (6,490)                          117,733
Income tax expense.......                                                                                40,037             40,037
                           -----------   -------------   ------------   ------------   ----------        ------       -------------
Net income...............                                                                                              $    77,696
                           -----------   -------------   ------------   ------------   ----------        ------       -------------
OPERATING SEGMENT ASSETS
-------------------------
1997
Investments and other
  assets.................    $208,071       $536,058     $2,887,732     $2,313,279      $525,896                       $ 9,742,676
Deferred policy
  acquisition costs......      22,459         52,836          1,785         56,074           952                           632,605
                           -----------   -------------   ------------   ------------   ----------        ------       -------------
Total assets.............    $230,530       $588,894     $2,889,517     $2,369,353      $526,848                       $10,375,281
                           -----------   -------------   ------------   ------------   ----------        ------       -------------
1996
Investments and other
  assets.................    $205,696       $312,826     $2,606,873     $1,821,250      $490,688                       $ 7,675,142
Deferred policy
  acquisition costs......      27,944         32,040          1,164         50,637            12                           488,201
                           -----------   -------------   ------------   ------------   ----------        ------       -------------
Total assets.............    $233,640       $344,866     $2,608,037     $1,871,887      $490,700                       $ 8,163,343
                           -----------   -------------   ------------   ------------   ----------        ------       -------------
1995
Investments and other
  assets.................    $215,248       $228,849     $2,535,946     $1,541,255      $414,128                       $ 6,768,510
Deferred policy
  acquisition costs......      24,974         36,283            993         37,534            14                           410,183
                           -----------   -------------   ------------   ------------   ----------        ------       -------------
Total assets.............    $240,222       $265,132     $2,536,939     $1,578,789      $414,142                       $ 7,178,693
                           -----------   -------------   ------------   ------------   ----------        ------       -------------

----------------------------------

                       PROTECTIVE LIFE INSURANCE COMPANY

                (ALL DOLLAR AMOUNTS IN TABLES ARE IN THOUSANDS)

NOTE L--EMPLOYEE BENEFIT PLANS

    PLC has a defined benefit pension plan covering substantially all of its employees. The plan is not separable by affiliates participating in the plan. However, approximately 81% of the participants in the plan are employees of Protective. The benefits are based on years of service and the employee's highest thirty-six consecutive months of compensation. PLC's funding policy is to contribute amounts to the plan sufficient to meet the minimum finding requirements of ERISA plus such additional amounts as PLC may determine to be appropriate from time to time. Contributions are intended to provide not only for benefits attributed to service to date but also for those expected to be earned in the future.

    The actuarial present value of benefit obligations and the funded status of the plan taken as a whole at December 31 are as follows:

                                                                                                1997       1996
                                                                                              ---------  ---------
Accumulated benefit obligation, including vested benefits of $18,216 in 1997 and $14,720 in
  1996......................................................................................  $  19,351  $  15,475
                                                                                              ---------  ---------
Projected benefit obligation for service rendered to date...................................  $  30,612  $  25,196
Plan assets at fair value (group annuity contract with Protective)..........................     21,763     19,779
                                                                                              ---------  ---------
Plan assets less than the projected benefit obligation......................................     (8,849)    (5,417)
Unrecognized net loss from past experience different from that assumed......................      6,997      3,559
Unrecognized prior service cost.............................................................        605        705
Unrecognized net transition asset...........................................................        (51)       (67)
                                                                                              ---------  ---------
Net pension liability recognized in balance sheet...........................................  $  (1,298) $  (1,220)
                                                                                              ---------  ---------
                                                                                              ---------  ---------

    Net pension cost includes the following components for the years ended December 31:

                                                                                      1997       1996       1995
                                                                                    ---------  ---------  ---------
Service cost--benefits earned during the year.....................................  $   2,112  $   1,908  $   1,540
Interest cost on projected benefit obligation.....................................      2,036      1,793      1,636
Actual return on plan assets......................................................     (1,624)    (1,674)    (1,358)
Net amortization and deferral.....................................................         66        374        114
                                                                                    ---------  ---------  ---------
Net pension cost..................................................................  $   2,590  $   2,401  $   1,932
                                                                                    ---------  ---------  ---------
                                                                                    ---------  ---------  ---------

    Protective's share of the net pension cost was $1.8 million, $1.5 million, and $1.2 million, in 1997, 1996, and 1995, respectively.

    Assumptions used to determine the benefit obligations as of December 31 were as follows:

                                                                                          1997       1996       1995
                                                                                        ---------  ---------  ---------
Weighted average discount rate........................................................       7.25%      7.75%      7.25%
Rates of increase in compensation level...............................................       5.25%      5.75%      5.25%
Expected long-term rate of return on assets...........................................       8.50%      8.50%      8.50%

    Assets of the pension plan are included in the general assets of Protective. Upon retirement, the amount of pension plan assets vested in the retiree is used to purchase a single premium annuity from

                       PROTECTIVE LIFE INSURANCE COMPANY

                (ALL DOLLAR AMOUNTS IN TABLES ARE IN THOUSANDS)

Protective in the retiree's name. Therefore, amounts presented above as plan assets exclude assets relating to retirees.

    PLC also sponsors an unfunded Excess Benefits Plan, which is a nonqualified plan that provides defined pension benefits in excess of limits imposed by federal income tax law. At December 31, 1997 and 1996, the projected benefit obligation of this plan totaled $10.0 million and $7.2 million, respectively.

    In addition to pension benefits, PLC provides limited healthcare benefits to eligible retired employees until age 65. The postretirement benefit is provided by an unfunded plan. At December 31, 1997 and 1996, the liability for such benefits totaled $1.3 million and $1.4 million, respectively. The expense recorded by PLC was $0.1 million in 1997 and 1996 and $0.2 million in 1995. PLC's obligation is not materially affected by a 1% change in the healthcare cost trend assumptions used in the calculation of the obligation.

    Life insurance benefits for retirees are provided through the purchase of life insurance policies upon retirement equal to the employees' annual compensation. This plan is partially funded at a maximum of $50,000 face amount of insurance.

    PLC sponsors a defined contribution plan which covers substantially all employees. Employee contributions are made on a before-tax basis as provided by
Section 401(k) of the Internal Revenue Code. In 1990, PLC established an Employee Stock Ownership Plan to match employee contributions to PLC's 401(k) Plan. In 1994, a stock bonus was added to the 401(k) Plan for employees who are not otherwise under a bonus plan. Expense related to the ESOP consists of the cost of the shares allocated to participating employees plus the interest expense on the ESOP's note payable to Protective less dividends on shares held by the ESOP. At December 31, 1997, PLC had committed 47,523 shares to be released to fund employee benefits. The expense recorded by PLC for these employee benefits was less than $0.1 million, $1.0 million, and $0.7 million, in 1997, 1996, and 1995, respectively.

NOTE M--STOCK BASED COMPENSATION

    Certain Protective employees participate in PLC's Performance Share Plan and receive stock appreciation rights (SARs) from PLC.

    Since 1973 PLC has had a Performance Share Plan to motivate senior management to focus on PLC's long-range earnings performance. The criterion for payment of performance share awards is based upon a comparison of PLC's average return on average equity over a four year award period (earlier upon the death, disability or retirement of the executive, or in certain circumstances, of a change in control of PLC) to that of a comparison group of publicly held life insurance companies, multiline insurers, and insurance holding companies. If PLC's results are below the median of the comparison group, no portion of the award is earned. If PLC's results are at or above the 90th percentile, the award maximum is earned. Under the plan approved by stockholders in 1992, up to 3,200,000 shares may be issued in payment of awards. The number of shares granted in 1997, 1996, and 1995 were 49,390, 52,290, and 72,610 shares, respectively, having an approximate market value on the grant date of $2.0 million, $1.8 million, and $1.6 million, respectively. At December 31, 1997, outstanding awards measured at target and maximum payouts were 261,318 and 353,385 shares, respectively. The expense recorded by PLC for the Performance Share Plan was $2.7 million, $3.0 million, and $2.9 million in 1997, 1996, and 1995, respectively.

    During 1996, stock appreciation rights (SARs) were granted to certain executives of PLC to provide long-term incentive compensation based on the performance of PLC's Common Stock. Under this arrangement PLC will pay (in shares of PLC Common Stock) an amount equal to the difference between the specified base price of PLC's Common Stock and the market value at the exercise date. The SARs are

                       PROTECTIVE LIFE INSURANCE COMPANY

                (ALL DOLLAR AMOUNTS IN TABLES ARE IN THOUSANDS)

NOTE M--STOCK BASED COMPENSATION (CONTINUED) exercisable after five years (earlier upon the death, disability or retirement of the executive, or in certain circumstances, of a change in control of PLC) and expire in 2006 or upon termination of employment. The number of SARs granted during 1996 and outstanding at December 31, 1997 was 337,500. The SARs have a base price of $34.875 per share of PLC Common Stock (the market price on the grant date was $35.00 per share). The estimated fair value of the SARs on the grant date was $3.0 million. This estimate was derived using the Roll-Geske variation of the Black-Sholes option pricing model. Assumptions used in the pricing model are as follows: expected volatility rate of 15% (approximately equal to that of the S & P Life Insurance Index), a risk free interest rate of 6.35%, a dividend yield rate of 1.97%, and an expected exercise date of August 15, 2002. The expense recorded by PLC for the SARs was $0.6 million in 1997 and $0.2 million in 1996.

NOTE N--REINSURANCE

    Protective assumes risks from and reinsures certain parts of its risks with other insurers under yearly renewable term, coinsurance, and modified coinsurance agreements. Yearly renewable term and coinsurance agreements are accounted for by passing a portion of the risk to the reinsurer. Generally, the reinsurer receives a proportionate part of the premiums less commissions and is liable for a corresponding part of all benefit payments. Modified coinsurance is accounted for similarly to coinsurance except that the liability for future policy benefits is held by the original company, and settlements are made on a net basis between the companies. While the amount retained on an individual life will vary based upon age and mortality prospects of the risk Protective, generally, will not carry more than $500,000 individual life insurance on a single risk. In many cases, the retention is less.

    Protective has reinsured approximately $34.1 billion, $18.8 billion, and $17.5 billion in face amount of life insurance risks with other insurers representing $147.2 million, $113.5 million, and $116.1 million of premium income for 1997, 1996, and 1995, respectively. Protective has also reinsured accident and health risks representing $187.7 million, $194.7 million, and $217.1 million of premium income for 1997, 1996, and 1995, respectively. In 1997 and 1996, policy and claim reserves relating to insurance ceded of $485.8 million and $325.9 million respectively are included in reinsurance receivables. Should any of the reinsurers be unable to meet its obligation at the time of the claim, obligation to pay such claim would remain with Protective. At December 31, 1997 and 1996, Protective had paid $25.6 million and $6.7 million, respectively, of ceded benefits which are recoverable from reinsurers. In addition, at December 31, 1997, Protective had receivables of $80.3 million related to insurance assumed.

    A substantial portion of Protective's new credit insurance sales are being reinsured. Included in the preceding paragraph are credit life and credit accident and health insurance premiums of $96.7 million, $103.0 million, and $125.8 million for 1997, 1996 and 1995, respectively, and reserves which were ceded of $238.8 million and $135.8 million during 1997 and 1996, respectively.

                       PROTECTIVE LIFE INSURANCE COMPANY

                (ALL DOLLAR AMOUNTS IN TABLES ARE IN THOUSANDS)

NOTE O--ESTIMATED MARKET VALUES OF FINANCIAL INSTRUMENTS

    The carrying amount and estimated market values of Protective's financial instruments at December 31 are as follows:

                                                      1997                            1996
                                          -----------------------------   -----------------------------
                                            CARRYING        ESTIMATED       CARRYING        ESTIMATED
                                             AMOUNT       MARKET VALUES      AMOUNT       MARKET VALUES
                                          -------------   -------------   -------------   -------------
Assets (see Notes A and C):
Investments:
  Fixed maturities......................  $   6,348,252   $   6,348,252   $   4,662,997   $   4,662,997
  Equity securities.....................         15,006          15,006          35,250          35,250
  Mortgage loans on real estate.........      1,313,478       1,405,474       1,503,781       1,581,694
  Short-term investments................         54,337          54,337         101,215         101,215
Cash....................................         39,197          39,197         114,384         114,384
Liabilities (see Notes A and E):
  Guaranteed investment contract
    deposits............................      2,684,676       2,687,331       2,474,728       2,462,036
  Annuity deposits......................      1,511,553       1,494,600       1,331,067       1,322,304
Other (see Note A):
  Futures contracts.....................                                                         (1,708)
  Interest rate swaps...................                           (145)                           (679)
  Options...............................                            234

               SCHEDULE III--SUPPLEMENTARY INSURANCE INFORMATION

               PROTECTIVE LIFE INSURANCE COMPANY AND SUBSIDIARIES

                                 (IN THOUSANDS)

------------------------------------------------------------------------------------------------------------
                   COL. A                       COL. B       COL. C       COL. D       COL. E       COL. F
------------------------------------------------------------------------------------------------------------
                                                                                       GIC AND
                                                                                       ANNUITY
                                               DEFERRED      FUTURE                   DEPOSITS     PREMIUMS
                                                POLICY       POLICY                   AND OTHER       AND
                                               ACQUISITION  BENEFITS     UNEARNED    POLICYHOLDERS'  POLICY
                   SEGMENT                       COSTS      AND COSTS    PREMIUMS       FUNDS        FEES
---------------------------------------------  ---------   -----------   ---------   -----------   ---------
Year Ended December 31, 1997:
Life Insurance
  Acquisitions...............................  $138,052    $ 1,025,340   $  1,437    $  311,150    $102,635
  Individual Life............................   252,321        920,924        356        16,334     127,480
  West Coast.................................   108,126        739,463          0        95,495      14,122
Specialty Insurance Products
  Dental and Consumer Benefits...............    22,459        120,925      2,536        80,654     151,110
  Financial Institutions.....................    52,836        159,422    391,085         6,791      72,263
Retirement Savings and Investment Products
  Guaranteed Investment Contracts............     1,785        180,690          0     2,684,676           0
  Investment Products........................    56,074        177,150          0     1,184,268      12,367
Corporate and Other..........................       952            380      1,282           185         229
Unallocated Realized Investment Gains
  (Losses)...................................         0              0          0             0           0
                                               ---------   -----------   ---------   -----------   ---------
    TOTAL....................................  $632,605    $ 3,324,294   $396,696    $4,379,553    $480,206
                                               ---------   -----------   ---------   -----------   ---------
                                               ---------   -----------   ---------   -----------   ---------
Year Ended December 31, 1996:
Life Insurance
  Acquisitions...............................  $156,172    $ 1,117,159   $  1,087    $  251,450    $106,543
  Individual Life............................   220,232        793,370        685        15,577     116,710
Specialty Insurance Products
  Dental and Consumer Benefits...............    27,944        119,010      2,572        83,632     156,530
  Financial Institutions.....................    32,040        119,242    253,154         1,880      73,422
Retirement Savings and Investment Products
  Guaranteed Investment Contracts............     1,164        149,755          0     2,474,728           0
  Investment Products........................    50,637        149,743          0     1,120,557       8,189
Corporate and Other..........................        12            170         55           192         656
Unallocated Realized Investment Gains
  (Losses)...................................         0              0          0             0           0
                                               ---------   -----------   ---------   -----------   ---------
    TOTAL....................................  $488,201    $ 2,448,449   $257,553    $3,948,016    $462,050
                                               ---------   -----------   ---------   -----------   ---------
                                               ---------   -----------   ---------   -----------   ---------
Year Ended December 31, 1995:
Life Insurance
  Acquisitions...............................  $123,889    $   851,994   $    590    $  250,550    $ 98,501
  Individual Life............................   186,496        672,569        336        14,709      99,018
Specialty Insurance Products
  Dental and Consumer Benefits...............    24,974        123,279      2,806        85,925     142,483
  Financial Institutions.....................    36,283         84,162    189,973         1,495      65,669
Retirement Savings and Investment Products
  Guaranteed Investment Contracts............       993         68,704          0     2,451,693           0
  Investment Products........................    37,534        127,104          0     1,061,507       4,566
Corporate and Other..........................        14            342         62           263       1,445
Unallocated Realized Investment Gains
  (Losses)...................................         0              0          0             0           0
                                               ---------   -----------   ---------   -----------   ---------
    TOTAL....................................  $410,183    $ 1,928,154   $193,767    $3,866,142    $411,682
                                               ---------   -----------   ---------   -----------   ---------
                                               ---------   -----------   ---------   -----------   ---------

---------------------------------------------
                   COL. A                       COL. G                 COL. H      COL. I      COL. J
---------------------------------------------
                                                                                  AMORTIZATION
                                                                                     OF
                                                  NET      REALIZED   BENEFITS    DEFERRED      OTHER
                                               INVESTMENT  INVESTMENT    AND       POLICY     OPERATING
                                                INCOME      GAINS     SETTLEMENT  ACQUISITION EXPENSES
                   SEGMENT                        (1)      (LOSSES)   EXPENSES      COSTS        (1)
---------------------------------------------  ---------   --------   ---------   ---------   ---------
Year Ended December 31, 1997:
Life Insurance
  Acquisitions...............................  $110,155    $     0    $116,506    $ 16,606    $ 23,016
  Individual Life............................    54,593          0     114,678      27,354      18,178
  West Coast.................................    30,194          0      28,304         961       6,849
Specialty Insurance Products
  Dental and Consumer Benefits...............    23,810          0     110,148      15,711      38,572
  Financial Institutions.....................    16,341          0      27,643      30,812      20,165
Retirement Savings and Investment Products
  Guaranteed Investment Contracts............   211,915     (3,180)    179,235         618       3,945
  Investment Products........................   105,196        589      82,019      15,110      12,312
Corporate and Other..........................     5,284          0         339           3       6,833
Unallocated Realized Investment Gains
  (Losses)...................................         0      4,415           0           0           0
                                               ---------   --------   ---------   ---------   ---------
    TOTAL....................................  $557,488    $ 1,824    $658,872    $107,175    $129,870
                                               ---------   --------   ---------   ---------   ---------
                                               ---------   --------   ---------   ---------   ---------
Year Ended December 31, 1996:
Life Insurance
  Acquisitions...............................  $106,015    $     0    $118,181    $ 17,162    $ 24,292
  Individual Life............................    48,442      3,098      96,404      28,393      28,611
Specialty Insurance Products
  Dental and Consumer Benefits...............    16,249          0     125,797       5,326      43,027
  Financial Institutions.....................    13,898          0      42,781      24,900      10,673
Retirement Savings and Investment Products
  Guaranteed Investment Contracts............   214,369     (7,963)    169,927         509       3,840
  Investment Products........................    98,719      3,858      73,093      14,710      13,197
Corporate and Other..........................     1,089          0         710           1       4,508
Unallocated Realized Investment Gains
  (Losses)...................................         0      6,517           0           0           0
                                               ---------   --------   ---------   ---------   ---------
    TOTAL....................................  $498,781    $ 5,510    $626,893    $ 91,001    $128,148
                                               ---------   --------   ---------   ---------   ---------
                                               ---------   --------   ---------   ---------   ---------
Year Ended December 31, 1995:
Life Insurance
  Acquisitions...............................  $ 95,018    $     0    $100,016    $ 20,601    $ 22,551
  Individual Life............................    40,237          0      80,067      20,403      22,748
Specialty Insurance Products
  Dental and Consumer Benefits...............    14,329          0     109,447       3,052      37,657
  Financial Institutions.....................     9,276          0      24,020      26,809      14,229
Retirement Savings and Investment Products
  Guaranteed Investment Contracts............   203,376     (3,908)    165,963         386       4,140
  Investment Products........................    95,661      4,938      72,111      11,446      10,494
Corporate and Other..........................       536          0       1,476           3       8,069
Unallocated Realized Investment Gains
  (Losses)...................................         0        921           0           0           0
                                               ---------   --------   ---------   ---------   ---------
    TOTAL....................................  $458,433    $ 1,951    $553,100    $ 82,700    $119,888
                                               ---------   --------   ---------   ---------   ---------
                                               ---------   --------   ---------   ---------   ---------

------------------------

(1) Allocations of Net Investment Income and Other Operating Expenses are based on a number of assumptions and estimates and results would change if different methods were applied.

                            SCHEDULE IV--REINSURANCE

               PROTECTIVE LIFE INSURANCE COMPANY AND SUBSIDIARIES

                             (DOLLARS IN THOUSANDS)

----------------------------------------------------------------------------------------------------------------------------
                   COL. A                         COL. B          COL. C          COL. D          COL. E          COL. F
----------------------------------------------------------------------------------------------------------------------------
                                                                                                                PERCENTAGE
                                                                 CEDED TO         ASSUMED                        OF AMOUNT
                                                   GROSS           OTHER        FROM OTHER          NET           ASSUMED
                                                  AMOUNT         COMPANIES       COMPANIES        AMOUNT          TO NET
                                               -------------   -------------   -------------   -------------   -------------
Year Ended December 31, 1997:
  Life insurance in force....................  $  78,240,282   $  34,139,554   $  11,013,202   $  55,113,930           20.0%
                                               -------------   -------------   -------------   -------------            ---
                                               -------------   -------------   -------------   -------------            ---
Premiums and policy fees:
  Life insurance.............................  $     387,108   $     147,184   $      74,738   $     314,662           23.8%
  Accident and health insurance..............        336,575         187,715          10,686         159,546            6.7%
  Property and liability insurance...........          6,139             176              35           5,998            0.6%
                                               -------------   -------------   -------------   -------------
  TOTAL......................................  $     729,822   $     335,075   $      85,459   $     480,206
                                               -------------   -------------   -------------   -------------
                                               -------------   -------------   -------------   -------------
Year Ended December 31, 1996:
  Life insurance in force....................  $  53,052,020   $  18,840,221   $  16,275,386   $  50,487,185           32.2%
                                               -------------   -------------   -------------   -------------            ---
                                               -------------   -------------   -------------   -------------            ---
Premiums and policy fees:
  Life insurance.............................  $     272,331   $     113,487   $     129,717   $     288,561           45.0%
  Accident and health insurance..............        338,709         194,687          29,467         173,489           17.0%
                                               -------------   -------------   -------------   -------------
  TOTAL......................................  $     611,040   $     308,174   $     159,184   $     462,050
                                               -------------   -------------   -------------   -------------
                                               -------------   -------------   -------------   -------------
Year Ended December 31, 1995:
  Life insurance in force....................  $  50,346,719   $  17,524,366   $  11,537,144   $  44,359,497           26.0%
                                               -------------   -------------   -------------   -------------            ---
                                               -------------   -------------   -------------   -------------            ---
Premiums and policy fees:
  Life insurance.............................  $     308,422   $     116,091   $      66,565   $     258,896           25.7%
  Accident and health insurance..............        356,285         217,082          13,583         152,786            8.9%
                                               -------------   -------------   -------------   -------------
  TOTAL......................................  $     664,707   $     333,173   $      80,148   $     411,682
                                               -------------   -------------   -------------   -------------
                                               -------------   -------------   -------------   -------------

                                     PART C
                               OTHER INFORMATION

Item 24. FINANCIAL STATEMENTS AND EXHIBITS.

(a) Financial Statements:

    All required financial statements are included in Part A and Part B of this Registration Statement.

(b) Exhibits:


 1.  Resolution of the Board of Directors of Protective Life Insurance
     Company authorizing establishment of the Protective Life Variable
     Annuity Separate Account**
 2.  Not applicable
 3.  (a)  Form of Underwriting Agreement among Protective Life
          Insurance Company, Investment Distributors, Inc. and the
          Protective Life Variable Annuity Separate Account
     (b)  Form of Distribution Agreement between Investment
          Distributors, Inc. and broker/ dealers
 4.  (a)  Form of Individual Flexible Premium Deferred Variable and
          Fixed Annuity Contract****
     (b)  Annual Reset Death Benefit Rider****
     (c)  Compound Death Benefit Rider****
 5.  Form of Contract Applications
 6.  (a)  Charter of Protective Life Insurance Company.*
     (b)  By-Laws of Protective Life Insurance Company.*
 7.  Not applicable
 8.  (a)  Participation/Distribution Agreement (Protective Investment
          Company)**
     (b)  Participation Agreement (Oppenheimer Variable Account
          Funds)***
     (c)  Participation Agreement (MFS Variable Insurance Trust)***
     (d)  Participation Agreement (Acacia Capital Corporation)***
     (e)  Participation Agreement (Van Eck Worldwide Insurance Trust)
 9.  Opinion and Consent of Steve M. Callaway, Esq.
10.  (a)  Consent of Sutherland, Asbill & Brennan, L.L.P.
     (b)  Consent of PricewaterhouseCoopers LLP
11.  No financial statements will be omitted from Item 23
12.  Not applicable
13.  Not applicable
14.  Powers of Attorney


------------------------

   * Incorporated herein by reference to the initial filing of the Form N-4 Registration Statement, (File No. 33-70984) filed with the Commission on October 28, 1993.

  ** Incorporated herein by reference to Pre-Effective Amendment No. 1 to the Form N-4 Registration Statement, (File No. 33-70984) filed with the Commission on February 23, 1994.

 *** Incorporated herein by reference to Post-Effective Amendment No. 5 to the Form N-4 Registration Statement, (File No. 33-70984) filed with the Commission on April 30, 1997.


**** Incorporated herein by reference to the initial filing of the Form N-4
     Registration Statement (File No. 333-60149) filed with the Commission on July 1, 1998.

Item 25. DIRECTORS AND OFFICERS OF DEPOSITOR.

NAME AND PRINCIPAL BUSINESS ADDRESS                             POSITION AND OFFICES WITH DEPOSITOR
-----------------------------------------------  -----------------------------------------------------------------
Drayton Nabers, Jr.                              Chairman of the Board
John D. Johns                                    President, and Director
R. Stephen Briggs                                Executive Vice President, Director
Carolyn King                                     Senior Vice President, Investment Products, and Director
Deborah J. Long                                  Senior Vice President, General Counsel, Secretary, and Director
Jim E. Massengale                                Executive Vice President, Acquisitions, and Director
Steven A. Schultz                                Senior Vice President, Financial Institutions, and Director
Wayne E. Stuenkel                                Senior Vice President and Chief Actuary, and Director
A.S. Williams, III                               Executive Vice President, Investments, Treasurer, and Director
Judy Wilson                                      Senior Vice President, Guaranteed Investment Contracts
J. Russell Bailey, Jr.                           Vice President, Dental and Consumer Benefits
Michael B. Ballard                               Vice President, Individual Life Marketing
Harvey S. Benjamin                               Vice President, Investment Products Operations
Danny L. Bentley                                 Senior Vice President, Dental and Consumer Benefits, and Director
Richard J. Bielen                                Senior Vice President, Investments, and Director
Marcus N. Bowen                                  Vice President, PPGA Sales
Linda C. Cleveland                               Vice President, Acquisition Administration
Chris T. Calos                                   Vice President, Marketing, Dental and Consumer Benefits
Tim W. Carney                                    Vice President, MGMD Dental Sales
Jerry W. DeFoor                                  Vice President and Controller and Chief Accounting Officer
John B. Deremo                                   Vice President, Individual Life Sales
Brent E. Fritz                                   Vice President, Individual Life Product Development
Bruce W. Gordon                                  Vice President, Marketing, Individual Life
James T. Helton III                              Vice President and Actuary, Dental and Consumer Benefits
Charles (T.O.) McDowell                          Vice President, PPGA Sales
William L. McMullen, Jr.                         Vice President, Customer Service, Financial Institutions
Lawrence G. Merrill                              Vice President, Investment Products Marketing
Charles Misasi                                   Vice President, Network Plans
John O'Sullivan                                  Vice President and Actuary, Investment Products
Edmund P. Perry                                  Vice President, Individual Life Sales
Carl E. Price                                    Vice President, Direct Marketing, Dental and Consumer Benefits
Charles M. Prior                                 Vice President, Investments
T. Michael Presley                               Vice President and Actuary, Financial Institutions
John Sawyer                                      Vice President, Equity Marketing, Individual Life
David C. Stevens                                 Vice President, Operations, Dental and Consumer Benefits
James M. Styne                                   Vice President, Financial Institutions
Carl S. Thigpen                                  Vice President, Investments and Assistant Secretary
Alan E. Watson                                   Vice President, Individual Life Sales
Thomas W. Willingham                             Vice President, Individual Life Operations and Assistant
                                                 Secretary
Banks M. Wood                                    Vice President, Sales and Marketing, Financial Institutions

------------------------

* Unless otherwise indicated, principal business address is 2801 Highway 280 South, Birmingham, Alabama 35223.

Item 26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR AND REGISTRANT

    The registrant is a segregated asset account of the Company and is therefore owned and controlled by the Company. All of the Company's outstanding voting common stock is owned by Protective Life Corporation. Protective Life Corporation is described more fully in the prospectus included in this registration statement. Various companies and other entities controlled by Protective Life Corporation may therefore be considered to be under common control with the registrant or the Company. Such other companies and entities, together with the identity of their controlling persons (where applicable), are set forth in Exhibit 21 to Form 10-K of Protective Life Corporation for the fiscal year ended December 31, 1997 (File No. 1-2332) filed with the Commission on March 27, 1998.

Item 27. NUMBER OF CONTRACTOWNERS.

    As of the date of this filing, there were 0 contract owners of individual flexible premium deferred variable and fixed annuity contracts offered by Registrant.

Item 28. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    Article XI of the By-laws of Protective Life provides, in substance, that any of Protective Life's directors and officers, who is a party or is threatened to be made a party to any action, suit or proceeding, other than an action by or in the right of Protective Life, by reason of the fact that he is or was an officer or director, shall be indemnified by Protective Life against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such claim, action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of Protective Life and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. If the claim, action or suit is or was by or in the right of Protective Life to procure a judgment in its favor, such person shall be indemnified by Protective Life against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of Protective Life, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to Protective Life unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper. To the extent that a director or officer has been successful on the merits or otherwise in defense of any such action, suit or proceeding, or in defense of any claim, issue or matter therein, he shall be indemnified by Protective Life against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith, not withstanding that he has not been successful on any other claim issue or matter in any such action, suit or proceeding. Unless ordered by a court, indemnification shall be made by Protective Life only as authorized in the specific case upon a determination that indemnification of the officer or director is proper in the circumstances because he has met the applicable standard of conduct. Such determination shall be made (a) by the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to, or who have been successful on the merits or otherwise with respect to, such claim action, suit or proceeding, or (b) if such a quorum is not obtainable, or, even if obtainable a quorum of disinterested directors so directs, by independent legal counsel in a written opinion or (c) by the shareholders.

    In addition, the executive officers and directors are insured by PLC's Directors' and Officers' Liability Insurance Policy including Company Reimbursement and are indemnified by a written contract with PLC which supplements such coverage.

    Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 29. PRINCIPAL UNDERWRITER.

    (a)Investment Distributors, Inc. ("IDI") is the principal underwriter of the Contracts as defined in the Investment Company Act of 1940. IDI is also principal underwriter for the Fund and for the Protective Life Variable Separate Account.

    (b)The following information is furnished with respect to the officers and directors of Investment Distributors, Inc.

NAME AND PRINCIPAL                                              POSITION AND OFFICES
BUSINESS ADDRESS*                POSITION AND OFFICES              WITH REGISTRANT
------------------------------  ----------------------  -------------------------------------
Briggs, Robert Stephen          President, Chief        Executive Vice President, Director
                                Executive Officer and
                                Director
Ballard, Michael B.             Director                Vice President, Individual Life
                                                        Marketing
Merrill, Lawrence G.            Director                Vice President, Investment Products
                                                        Marketing
King, Carolyn                   Secretary, Chief        Senior Vice President, Investment
                                Compliance Officer      Products
O'Sullivan, John                Financial Operations    Vice President and Actuary,
                                Principal, Treasurer    Investment Products
                                and Director
Callaway, Steve M.              Director                None
Janet Summey                    Assistant Secretary     Assistant Vice President, Investment
                                                        Products
Bonnie Miller                   Assistant Secretary     Assistant Vice President, Investment
                                                        Products

------------------------

* Unless otherwise indicated, principal business address is 2801 Highway 280 South, Birmingham, Alabama, 35223.

Item 30. LOCATION OF ACCOUNTS AND RECORDS.

    All accounts and records required to be maintained by Section 31(c) of the Investment Company Act of 1940 and the rules thereunder are maintained by Protective Life Insurance Company at 2801 Highway 280 South, Birmingham, Alabama 35223.

Item 31. MANAGEMENT SERVICES.

    All management contracts are discussed in Part A or Part B.

Item 32. UNDERTAKINGS.

    (a)Registrant hereby undertakes to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than sixteen (16) months old for so long as payments under the variable annuity contracts may be accepted.

    (b)Registrant hereby undertakes to include either (1) as part of any application to purchase a contract offered by the Prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a postcard or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information; and

    (c)Registrant hereby undertakes to deliver any Statement of Additional Information and any financial statement required to be made available under this Form promptly upon written or oral request.

    (d)The Company represents that in connection with its offering of the Contracts as funding vehicles for retirement plans meeting the requirements of Section 403(b) of the Internal Revenue Code of 1986, it is relying on a no-action letter dated November 28, 1988, to the American Council of Life Insurance (Ref. No. IP-6-88) regarding Sections 22(e), 27(c)(1), and 27(d) of the Investment Company Act of 1940, and that paragraphs numbered (1) through (4) of that letter will be complied with.

    (e)Protective Life hereby represents that the fees and charges deducted under the Contract, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Protective Life.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant of this Registration Statement has duly caused the amendment to this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Birmingham, State of Alabama on October 26, 1998.


                                          PROTECTIVE VARIABLE ANNUITY
                                          SEPARATE ACCOUNT

                                                  By: /s/ JOHN D. JOHNS

                                          --------------------------------------

                                                  John D. Johns, President
                                            Protective Life Insurance Company

                                          PROTECTIVE LIFE INSURANCE COMPANY

                                                  By: /s/ JOHN D. JOHNS

                                          --------------------------------------

                                                  John D. Johns, President
                                            Protective Life Insurance Company


    As required by the Securities Act of 1933, the amendment to this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:



                            SIGNATURE                                  TITLE                         DATE
           -------------------------------------------  ------------------------------------  -------------------


                                *
                ---------------------------------              Chairman of the Board           October 26, 1998
                       Drayton Nabers, Jr.                 (Principal Executive Officer)

                        /s/ JOHN D. JOHNS
                ---------------------------------                    President                 October 26, 1998
                          John D. Johns                    (Principal Financial Officer)

                       /s/ JERRY W. DEFOOR                Vice President, Controller, and
                ---------------------------------             Chief Accounting Officer         October 26, 1998
                         Jerry W. DeFoor                   (Principal Accounting Officer)

                                *
                ---------------------------------                     Director                 October 26, 1998
                       Drayton Nabers, Jr.

                        /s/ JOHN D. JOHNS
                ---------------------------------                     Director                 October 26, 1998
                          John D. Johns

                                *
                ---------------------------------                     Director                 October 26, 1998
                        R. Stephen Briggs

                                *
                ---------------------------------                     Director                 October 26, 1998
                        Jim E. Massengale

                                *
                ---------------------------------                     Director                 October 26, 1998
                        Wayne E. Stuenkel

                            SIGNATURE                                  TITLE                         DATE
           -------------------------------------------  ------------------------------------  -------------------

                                *
                ---------------------------------                     Director                 October 26, 1998
                       A. S. Williams III

                                *
                ---------------------------------                     Director                 October 26, 1998
                        Steven A. Schultz

                                *
                ---------------------------------                     Director                 October 26, 1998
                         Deborah J. Long

                                *
                ---------------------------------                     Director                 October 26, 1998
                          Carolyn King

                                *
                ---------------------------------                     Director                 October 26, 1998
                        Richard J. Bielen

                                *
                ---------------------------------                     Director                 October 26, 1998
                        Danny L. Bentley

*By:                   /s/ STEVE CALLAWAY
                ---------------------------------
                         Steve Callaway
                        ATTORNEY IN FACT